FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2007

Forward-looking Information

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2007 — Overall Perspective,” with respect to (i) our expectation for third quarter, fourth quarter and full year 2007 revenue growth (ii) our expectation about our income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendment in the third quarter of 2007, (iii) our expectation concerning synergy related pre-tax savings, gross margin savings and operating expense savings in 2007, (iv) steps the company is taking to accelerate the execution of its current restructuring program and to implement additional focused cost reduction plans in certain markets and (v) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet commitments”.

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements as of and for the period ended June 30, 2007 (the “unaudited condensed interim consolidated financial statements”) and the related notes presented elsewhere in this document. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain significant ways from accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS, as adopted by the European Union, differ in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our unaudited condensed interim consolidated financial statements presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union. The most significant differences between IFRS and U.S. GAAP that are applicable to our financial results relate to the accounting treatment of business combinations before the date of transition to IFRS (January 1, 2004), capitalization of development costs, accounting of post-employment benefits, accounting of compound financial instruments, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between IFRS and U.S. GAAP as they relate to our unaudited condensed interim consolidated financial statements, and a reconciliation of our net income (loss) for the six-month period ended June 30, 2007 and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 23 through 26 to our unaudited condensed interim consolidated financial statements included elsewhere in this document.

On April 2, 2006, historical Alcatel and Lucent Technologies Inc. (“Lucent”) entered into a definitive merger agreement. Completion of the merger occurred on November 30, 2006 and Lucent became a wholly owned subsidiary of Alcatel. In addition, Alcatel, the parent company, changed its name to Alcatel-Lucent. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and the sale of our ownership interests in the two joint ventures in the space sector was completed in April 2007.

Consequently, the following discussion takes into account our results of operations under IFRS for the six-month period ended June 30, 2007 which includes six months of Lucent’s results of operations while our first half of 2006 results include six months of only historical Alcatel. Our results for the first six months of 2007 also include the UMTS radio access business acquired from Nortel on December 31, 2006 and exclude the businesses transferred in January and April 2007 to Thales. Our 2006 results have been restated to exclude the businesses transferred to Thales in 2007.

Changes in Accounting Standards as of January 1, 2007

On January 1, 2007, we adopted (with retroactive effect from January 1, 2005) the option offered by amendment to IAS 19-“Employee benefits – Actuarial gains and losses, group plans and disclosures”, to immediately recognize all actuarial gains and losses and any adjustment arising from an asset ceiling, net of deferred tax effects, in the period in which they occur outside the income statement in the Statement Of Recognized Income and Expense (SORIE) disclosed on page F-6. Management believes that the change will more fairly present the fair value of assets and liabilities related to retiree benefits in the company’s balance sheet and will eliminate significant volatility in its results of operations resulting from certain plans, the participants of which are all, or almost all, fully eligible to receive benefits.

Previously, we applied the corridor method, under which actuarial gains and losses exceeding 10% of the greater of (i) the benefit obligation or (ii) the fair value of plan assets, were recognized in the company’s income statement over the expected remaining working lives of the employees participating in the plans. The impact of the limitation in the value of plan assets to the lower of: (i) the value resulting from applying IAS 19 – Employee Benefits prior to our adoption of the option provided by the amendment to IAS 19, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan (arising from asset ceilings) is accounted for in the company’s income statement.

The impact of the change due to our adoption of the option offered by IAS 19 – Employee Benefits is presented in Note 4 – Change in accounting policies and presentation, in our unaudited condensed interim consolidated financial statements included elsewhere in this document.

Critical Accounting Policies

Our Operating and Financial Review and Prospects is based on our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those unaudited condensed interim consolidated financial statements. As noted above, the principal differences between IFRS and U.S. GAAP are detailed in the Notes to our unaudited condensed interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited condensed interim consolidated financial statements under IFRS and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

Accumulated valuation allowances on inventories and work in progress were € 440 million at June 30, 2007 (€ 378 million at December 31, 2006 and €419 million at June 30, 2006).

The impact of inventory and work in progress write-downs on our income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of €62 million for the first six months of 2007 (a net charge of €77 million in 2006 and a net charge of €28 million for the first six months of 2006).

Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Accumulated impairment losses on outstanding customer receivables were €197 million at June 30, 2007 (€192 million at December 31, 2006 and €221 million at June 30, 2006). The impact of the change in impairment losses for customer receivables from the corresponding prior period on income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of €9 million for the six month period ended June 30, 2007 (a net charge of €18 million in 2006 and a net gain of €5 million for the six month period ended June 30, 2006).

Goodwill, capitalized development costs and other intangible assets

Capitalized development costs

The criteria for capitalizing development costs are set out in Note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned. We must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.

Impairment losses of €38 million have been accounted for in capitalized development costs in the six month period ended June 30, 2007, and are mainly related to the UMTS (Universal Mobile Telecommunications Systems) business (impairment losses of €104 million and write-offs of €197 million were accounted for in 2006 and no impairment loss was accounted for in the six month period ended June 30, 2006).

Goodwill and intangible assets

Goodwill amounting to €7,716 million and intangible assets amounting to €4,547 million were accounted for as of June 30, 2007 in connection with the Lucent business combination as described in Note 3 to our unaudited condensed interim consolidated financial statements included elsewhere in this document. Using market-related information, estimates (primarily based on risk-adjusted discounted cash flows) and judgment, an independent appraiser determined the preliminary fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired. If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. Goodwill and intangible assets related to the Lucent transaction are preliminary and subject to change. Adjustments recognized in the current period are described in Note 3 to our unaudited condensed interim consolidated financial statements included elsewhere in this document.

Impairment losses of  €307 million have been accounted for during the six month period ended June 30, 2007, mainly related to the UMTS business (an impairment loss of € 40 million and write-offs amounting to € 233 million were accounted against intangible assets in 2006, and no impairment loss was accounted for in the six month period ended June 30, 2006).

As indicated in Note 1g to our unaudited condensed interim consolidated financial statements included elsewhere herein, in addition to the annual goodwill impairment tests,

impairment tests are also carried out from time to time if we have indications of a reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or in  the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.

Net goodwill was €10,318 million at June 30, 2007 (€10,827 million at December 31, 2006 and €3,735 million at June 30, 2006). Other intangible assets, net were €4,849 million at June 30, 2007 (€5,441 million at December 31, 2006 and €875 million at June 30, 2006).

Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets,” when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use or its fair value less costs to sell) (see Note 1g to our unaudited condensed interim consolidated financial statements included elsewhere herein). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. Impairment losses of € 91 million have been accounted for during the six month period ended June 30, 2007 mainly related to UMTS business and real estate properties to be disposed of (no significant impairment losses were recorded in 2006).

When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses and (iii) penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that eventually will be paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

Product sales reserves represented €757 million at June 30, 2007, of which €180 million related to construction contracts (see Note 14 to our unaudited condensed interim consolidated financial statements included elsewhere in this document) (€670 million at December 31, 2006, of which €71 million related to construction contracts and €653 million and €151 million, respectively, at June 30, 2006). For further information on the impact on the six month period ended June 30, 2007 income (loss) from operating activities before restructuring costs, impairment of assets, gain /(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of the change in these provisions, see “Consolidated Results of Operations for the Six Month Period Ended June 30, 2007 Compared to the Six Month Period Ended June 30, 2006” and Notes 12 and 15 of  our unaudited condensed interim consolidated financial statements included elsewhere herein.

Deferred taxes

Deferred tax assets relate primarily to tax loss carryforwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carryforwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

At June 30, 2007, deferred tax assets were €1,579 million, of which €863 million related to the United States (excluding Lucent), € 23 million with respect to Lucent (mainly related to the United States but also, due to our sub-consolidation at the Lucent level, related to other countries where there are Lucent subsidiaries) and €359 million to France (€1,700 million at December 31, 2006, of which €746 million related to the United States and €372 million to France and € 1,670 million at June 30, 2006, of which € 795 million related to the United States and € 401 million to France). Evaluation of our capacity to utilize tax loss carryforwards relies on significant judgment. We analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carryforwards, which also consider the factors indicated in Note 1n to our unaudited condensed interim consolidated financial statements included elsewhere herein. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities have been recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in the Group’s future income statements as and when such differences are amortized. The remaining deferred tax liabilities related to Lucent as of June 30, 2007 is € 1,972 million.

As prescribed by IFRS, we have a twelve-month period to complete the Lucent purchase price allocation and to determine whether certain deferred tax assets related to the carryforward of Lucent’s unused tax losses that have not been recognized in Lucent’s historical financial statements should be recognized in our financial statements. If any deferred tax assets related to the business combination (resulting from Lucent’s unrecognized tax losses) are recorded in our future financial statements, the impact will be accounted for (as income) in the income statement. However, in addition, goodwill will be reduced (resulting in an expense) for that part of the losses recognized relating to Lucent’s tax losses.

On the other hand, subsidiaries of historical Alcatel may consider that, as a result of the business combination with Lucent, it is probable that they will recover their own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, we would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on our future net results.

Pension and retirement obligations and other employee and post-employment benefit obligations

Due to the business combination with Lucent, our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. Assumptions about discount rates are updated quarterly, and other assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions. The net effect of pension and post-retirement cost on our income (loss) before tax, related reduction of goodwill and discontinued operations was a €50 million reduction during fiscal 2006 and a €456 million increase during the six-month period ended June 30, 2007. Included in the € 456 million increase is € 265 million booked as a result of certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent U.S. management retirees will be changed to a drug plan design similar to the Medicare Part D program. The change reduces the projected benefit obligation by € 265 million, net of a € 211 million elimination of the previously expected Medicare Part D subsidies.

Lucent has taken various actions to reduce its share of retiree health care costs during recent periods, including the shifting of certain costs to its retirees. Lucent’s retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of Lucent total retiree health care obligation as of December 31, 2006. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001. Lucent collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with Lucent current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S. $ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between Lucent and the unions.

Under IFRS, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of the cumulative unrecognized net actuarial losses and past service cost, the present value of any available refunds from the plan, and any reduction in future contributions to the plan.  As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a refund from the related plans.  The funded status of the formerly represented retiree health care obligation of € 1,791 million, the present value of Medicare Part D subsidies of approximately € 309 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of € 738 million have been considered in determining the asset ceiling limitation for Lucent's pension plans as of June 30, 2007.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter.  As of the January 1, 2007 valuation date there were approximately € 1.6 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 1.2 billion would be available for conventional Section 420 transfers). We have assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize more pension plan assets for Section 420 transfers (collectively bargained transfers) than are currently available as of January 1, 2007.  Changes in plan asset values, funding levels or legislation could result in significant changes in the asset ceiling and a corresponding impact on shareholders’ equity.

Revenue recognition

As indicated in Note 1o to our unaudited condensed interim consolidated financial statements included elsewhere herein, revenue is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our net income (loss).

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position (SOP) 97-2) of the American Institute of Certified Public Accountants, or the AICPA, such as the existence of sufficient vendor-

specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

Some of the Group’s products include software that is embedded in the hardware at delivery. In those cases where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, and the features and functionality of the products driven by software components are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (1) whether the software is a significant focus of the marketing effort or is sold separately, (2) whether updates, upgrades and other support services are provided on the software component and (3) whether the costs to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of SOP 97-2 requires the use of significant professional judgment. Further, we believe that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment.  Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental and if VSOE cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. If the actual product returns were considerably different from those estimated, the resulting impact on our net income (loss) could be significant.

It can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded.

Derecognition of financial assets

A financial asset, as defined under IAS 32 “Financial Instruments: Disclosure and Presentation,” is either totally or partially derecognized (removed from the balance sheet) when (i) we expect that no further cash flow will be generated by it, (ii) we transfer substantially all risks and rewards attached to the asset or (iii) we retain no control of the asset.

With respect to trade receivables, a transfer is considered without recourse when the risk of payment default by the debtor has been transferred and the risk of late payment is considered marginal. Potential new interpretations in the future of the concept of “substantial transfer of risks and rewards” could lead us to modify our current accounting treatment.

Overall Perspective

Overview of the first half of 2007. During the first half of 2007 we continued to see the evolution of a few key trends that are reshaping the market for telecommunications equipment.  They include the continued development and global deployment by operators of all-IP (Internet Protocol) networks, fuelled by the accelerated launch of video services by operators.  Optics continues to play a vital role in the development and expansion of networks globally, with strong demand for both terrestrial and submarine optical networks which are needed to support the high-bandwidth requirements of IP video services. Due to the demand for broadband services generated by consumers globally, operators are continuing to emphasize and invest in fixed and mobile broadband expansion of their networks.  In Wireline, our customers continue to rely on our IP-based DSLAM (Digital Subscriber Line Access Multiplexer) and fiber-to-the-home technology where GPON (Gigabit Passive Optical Networking) is becoming the preferred technology for very high-speed service. We continue to see good demand for applications and network services, particularly services to help customers manage network complexity.  In the Enterprise space, we continue to see an emphasis on communications-based capabilities that are intended to enhance productivity and efficiency.  At the same time, our market is highly competitive. Gross margin for the first six months of 2007 suggests a difficult pricing environment that has been impacted in the short term by some level of proactive efforts by our competitors to unseat us with our customers, as well as by the occasional need to support some customers’ product migrations.  Finally, some uncertainty remains in the timing, technology choices and licenses for 3G wireless in China.

In addition to overall market forces, our business was also affected by internal  developments.  We have finalized the product and technology roadmaps for the combined company and have communicated these decisions to our customers, helping reduce any uncertainty regarding product plans. Our integration and synergy plans are progressing.  During the first half of 2007 we reduced costs in areas such as procurement, IS/IT (Information Systems / Information Technology), real estate and R&D, and we achieved a net headcount reduction of approximately 3,800 positions (30% of our three-year target of 12,500), excluding the impact of recently announced managed services contract wins and acquisitions.

Outlook for the second half of 2007. We expect full year 2007 revenue growth to be flat to slightly up at a constant Euro/USD exchange rate. In the third quarter of 2007 we expect revenue to grow slightly compared to the second quarter of 2007 at a constant Euro/USD exchange rate, reflecting a change we are now seeing in capital spending by some wireless customers in North America, compared to what had been anticipated.  As a result, the company is not seeing the projected volume changes that would have mitigated the ongoing price pressures it is experiencing.  In the third quarter of 2007 we expect income (loss) from operating activities before restructuring costs, impairment of assets and gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendment around breakeven, excluding the negative non-cash impacts of Lucent’s purchase price allocation which are expected to be approximately € (150) million. In the fourth quarter of 2007 we expect revenue to ramp up strongly over the third quarter of 2007 at a constant Euro/USD exchange rate, driven by IP transformation, broadband deployment and associated services.

We plan to achieve synergy related pre-tax savings of €600 million in 2007 but will not retain gross margin savings due to competitive market conditions while retaining most operating expense savings on a comparable basis, which adjusts for the Lucent acquisition, the UMTS and other acquisitions in 2006 and other factors such as fluctuations in the dollar/euro exchange rate. The company is also taking steps to accelerate the execution of its current restructuring program and to implement additional focused cost reduction plans in markets which require further actions to be taken.

Highlights of recent events

Conclusion of Class A and Class O litigation.  Beginning in May 2002, several purported class action lawsuits were filed against historical Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of historical Alcatel's Class O shares (which are no longer outstanding) and other public statements regarding market demand for historical Alcatel’s former Optronics division's products.  The actions were consolidated in the US District Court for the Southern District of New York.  In June 2007, the court dismissed the plaintiff's amended complaint and the time to appeal has expired.

Microsoft case update.  On August 6, 2007, the U.S. District Court judge in San Diego, California presiding over our digital music patent infringement litigation with Microsoft Corporation issued his ruling on the post-trial hearings in which Microsoft argued for the reversal of the earlier jury verdict that had awarded us U.S. $1.5 billion in damages.  The judge agreed with Microsoft and reversed the jury verdict.  We have appealed this ruling to the Federal Circuit Court of Appeals in Washington DC.

Change in credit rating.  On September 13, 2007, Standard & Poor’s revised our outlook, together with Lucent’s, from Positive to Stable. At the same time, our BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed.  Our B short-term corporate credit rating and Lucent’s B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also affirmed.

Highlights of transactions during the six months ended June 30, 2007

Acquisition of NetDevices. On May 24, 2007, we acquired privately-held NetDevices, based in California, in an all-cash transaction.  NetDevices sells enterprise networking technology designed to facilitate the management of branch office networks.

Acquisition of Tropic Networks. On April 13, 2007, we acquired substantially all the assets, including all intellectual property, of privately-held Tropic Networks in an all-cash transaction. Canada-based Tropic Networks designs, develops and markets regional and metro-area optical networking equipment for use in telephony, data, and cable applications.  Alcatel-Lucent and Tropic Networks have been cooperating since July 2004, when former Alcatel invested in the Canadian start-up.

Completion of pending transactions with Thales. On April 10, 2007 we sold our interests in two joint ventures in the space sector to Thales for € 670 million in cash, subject to an adjustment that will occur in 2009. On January 5, 2007, we completed the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services in exchange for 25 million newly issued Thales shares and €50 million in cash, including purchase price adjustments.

Highlights of transactions during 2006

Acquisition of equity stake in 2Wire.  On January 27, 2006, we acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of U.S.$122 million in cash. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 was €37 million.

Merger with Lucent Technologies Inc.  On April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive merger agreement. Completion of the merger took place on November 30, 2006 and Lucent became a wholly owned subsidiary. As a result, Alcatel, the parent company, changed its name to Alcatel-Lucent.

Disposal of interests in space joint ventures, railway signaling and integration and services activities for mission-critical systems to Thales.  On April 5, 2006, we announced that the Board of Directors of Thales had approved in principle the acquisition of our interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. On December 1, 2006, we and Thales signed a definitive agreement relating to this transaction. The transaction primarily consisted of the disposal and contribution by us to Thales of the following assets:

1.

In the space sector:

•

our 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of combining our and Finmeccanica’s Space assets, the latter holding a 33% stake);

•

our 33% share in the capital of Telespazio, a worldwide leader in satellite services, of which 67% is held by Finmeccanica.

2.

In the domain of critical systems for security:

•

Transport Systems activities, a worldwide leader in signaling solutions for rail transport and urban metros;

•

Critical Systems Integration activities not dedicated to operators or suppliers of telecommunications services and covering mainly the transport and energy sectors.

The assets included in the contribution and disposal were accounted for as assets held for sale in our 2006 consolidated financial statements.

Acquisition of VoiceGenie.  During the second quarter of 2006, we acquired privately-held VoiceGenie for €30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing U.S.$12 million of depreciable intangible assets and U.S.$19 million of goodwill, with net assets of this company of U.S.$7 million at the acquisition date (of which U.S.$4 million was cash and cash equivalents). The contribution of this company to our 2006 results was not significant.

Buy-out of Fujitsu joint venture. In August 2006, we acquired Fujitsu’s share in Evolium 3G, our wireless infrastructure joint venture with Fujitsu.

Acquisition of UMTS business from Nortel. On December 4, 2006, we signed an agreement with Nortel Networks Corporation (or Nortel) to acquire Nortel’s UMTS (Universal Mobile Telecommunications Systems) radio access business (including the technology and product portfolio), associated patents and tangible assets, as well as customer contracts and other related assets, for $320 million. The acquisition was completed on December 31, 2006.

Change in credit rating.  On December 5, 2006 subsequent to the completion of the business combination with Lucent, Standard & Poor’s downgraded our credit ratings to BB-  from BB for our long-term debt, citing the challenges of combining two large organizations. On December 11, 2006, Moody’s downgraded our credit ratings to Ba2  from Ba1 for our long-term debt, citing execution challenges relating to the integration of two large companies.

Consolidated Results of Operations for the Six Months Ended June 30, 2007 Compared to the Six Months ended June 30, 2006

As noted earlier, on November 30, 2006, pursuant to a merger agreement that  historical Alcatel and Lucent entered into on April 2, 2006, Lucent became a wholly owned subsidiary of Alcatel.  On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector, our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, the sale of our ownership interests in the two joint ventures in the space sector was completed.

Consequently, the following discussion takes into account our results of operations under IFRS for the six-month period ended June 30, 2007 which includes six months of Lucent’s results of operations, while our first half of 2006 results include six months of only historical Alcatel. Our results for the first six months of 2007 also include the UMTS radio access business acquired from Nortel on December 31, 2006 and exclude the businesses transferred in January and April 2007 to Thales. Our results for the first six months of 2006 have been re-presented to exclude the businesses transferred to Thales in 2007.

Revenues. Revenues were € 8,208 million for the first six months of 2007, an increase of 48.7% as compared to € 5,518 million for the same period last year. The increase is largely due to the inclusion of  Lucent’s operations in the June 30, 2007 results but not in the year-ago comparable period. Approximately 59% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During the first six months of 2007, the decrease in the value of the U.S. dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate during the first six months of 2007 as compared to the same period in 2006 our consolidated revenues would have increased by approximately 55.8% instead of the 48.7 % actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2007, the average exchange rate that applied for the same period in 2006, instead of the average exchange rate that applied for such period in 2007, and (ii) to our exports (mainly from Europe) effected during the first half of 2007 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied for the same period in 2006. Our management believes that providing our investors with our consolidated revenues for the first half of 2007 in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

	Six months ended June 30, 2007	Six months ended June 30, 2006	% Change
Revenues as reported	€8,208	€5,518	48.7%
Conversion impact euro/U.S. dollar	356	—	6.5%
Hedging impact euro/U.S. dollar	31	—	0.6%
Revenues at constant rate	€8,595	€5,518	55.8%

Revenues increased across the business – in the carrier, enterprise and services segments – and within the carrier segment, revenues increased in all three business groups – wireline, wireless and convergence.  The revenue increase in each part of the business, except for the enterprise segment, is largely due to the inclusion of Lucent’s operations in the 2007 results but not in the comparable year-ago period.

Revenue for the first half of 2007 and 2006 by geographical market (calculated based upon the location of the subsidiary that recorded the revenue) is as shown in the table below:

Revenue by geographical segment				(In millions of euros)
	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Conso- lidated
Six months ended June 30, 2007 - Revenues - by geographical market	503	1,750	423	1,364	2,673	692	803	8,208
Six months ended June 30, 2006 - Revenues - by geographical market	534	1,271	434	864	1,059	458	898	5,518
% Change 2007 vs. 2006	(6%)	38%	(3%)	58%	152%	51%	(11%)	49%

The revenue increase in individual geographic markets is largely due to the inclusion of Lucent’s operations in the 2007 results but not in the comparable year-ago period. In the first half of 2007, the United States accounted for 32.6% of revenues by geographical market, while France, Other Western Europe, the Rest of Europe, Asia Pacific, Other Americas and the Rest of the World accounted for 6.1%, 21.3%, 5.2%, 16.6%, 8.4% and 9.8%, respectively. This compares with the following percentages of revenues by geographical market for the first half of 2006: France – 9.7%, Other Western Europe – 23.0%, the Rest of Europe – 7.9%,  Asia Pacific — 15.7%, United States — 19.2%, Other Americas – 8.3% and the Rest of the World — 16.3%. The increase in United States revenue as a percentage of total revenue is largely due to the fact that Lucent’s operations are included in the first six months of 2007 but not in the comparable period of 2006, and that Lucent’s revenues are concentrated in the United States.

Gross profit.  During the first half of 2007, gross profit was 30.8% of revenues or € 2,524 million, compared to 35.4% of revenues or € 1,951 million in the same period last year. The decrease in gross profit as a percentage of revenues was due to competitive pricing pressures in our carrier markets and the non-recurring negative, non-cash impact of € 258 million upon the sale of a portion of Lucent’s inventory during the first half of 2007. As a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its fair value and such “step-up” in valuation was reversed once the inventory was sold.  Gross profit in the first half of 2007 also included the negative impact of € 130 million related to investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform.  Gross profit in the first half of 2007 also included the positive impact of € 34 million from a litigation settlement related to business arrangements with a company in Colombia which was subsequently liquidated. Gross profit in the first half of 2006 included the negative impact of € 43 million of sales incentive costs which have been classified as selling expenses effective January 1, 2007.

Administrative and selling expenses. For the six months ended June 30, 2007, administrative and selling expenses were € 1,800 million or 21.9% of revenues compared to € 918 million or 16.6% of revenues in the same period last year. Administrative and selling expenses in the first half of 2007 included the negative, non-cash impact of purchase accounting entries of € 158 million resulting from the Lucent business combination primarily related to the amortization of purchased intangible assets of Lucent, such as customer relationships.  Administrative and selling expenses also included the compensation expense recognized for share-based payments (stock options) of € 25 million in the first six months of 2007 as compared to € 12 million in the same period of 2006, primarily due to the inclusion of Lucent in the Group.  The primary reason for the increase in administrative and selling expenses in the first half of 2007 compared with the same period last year is the inclusion of Lucent’s operations in the 2007 results but not in the comparable year-ago period.  Other operations that are included in the first half of 2007 results but not in the comparable year-ago period, including the UMTS radio access business acquired from Nortel and other acquisitions, also contributed to the 2007 increase in administrative and selling expenses.  Administrative and selling expenses also include sales incentive costs in the first half of 2007 results, whereas prior to January 1, 2007, historical Alcatel classified sales incentive costs as cost of sales.

Research and development costs. Research and development costs were € 1,512 million in the first six months of 2007 compared to € 666 million in the same period last year. As a percentage of revenues, research and development costs for the first six months of 2007 were 18.4%, compared to 12.1% in the same period last year.  Research and development costs in the first six months of 2007 included the negative, non-cash impact of purchase accounting entries of € 109 million resulting from the Lucent business combination primarily related to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in process research and development. Research and development costs also included the negative impact of share-based payments of € 12 million in 2007 and € 8 million in 2006. The primary reason for the increase in research and development expenses in the first half of 2007 compared with the same period last year is the inclusion of Lucent’s operations in the 2007 six-months’ results but not in the comparable year-ago period.  Other operations that are included in the 2007 six-months’ results but not in the comparable year-ago period, including the UMTS radio access business acquired from Nortel and other acquisitions, also contributed to the 2007 increase in research and development costs.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € (788) million for the first six months of 2007 compared to income of € 367 million for the same period last year, which represented 6.7% of revenues.  This decrease resulted from the competitive pricing environment that impacted our gross profit, and from the negative, non-cash impact of purchase accounting entries of € 525 million resulting from the Lucent business combination which more than offset Lucent’s contribution to revenues and gross margin.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment for the first half of 2007 by € 153 million (of which additional provisions were € 232 million and reversals € 79 million) . Additional product sales reserves created during the first half of 2007 were € 156 million, while product sales reserves reversals during the first half of 2007 were € 51 million. Of the € 51 million, € 23 million related to reversals of warranty provisions due to the revision of our original estimates for warranty provisions regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, € 14 million of the € 51 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals were mainly related to new estimates of losses at completion.  Due to the re-presentation of our unaudited condensed interim consolidated financial results for the six months ended June 30, 2007, as required by IFRS to present the businesses transferred to Thales as discontinued operations, we are unable to determine the amount of changes in provisions for 2006.

Restructuring costs.  Restructuring costs were € 510 million for the first six months of 2007, representing an asset impairment loss of € 17 million related mainly to assets previously acquired from Riverstone Networks and € 493 million of new restructuring plans and adjustments to previous plans.  New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions following the acquisition of UMTS technologies from Nortel and the business combination with Lucent. Restructuring costs were € 27 million in the same period last year representing new restructuring plans and adjustments to previous plans, primarily to restructuring plans in Western Europe, primarily Germany.  Our restructuring reserves of € 709 million at June 30, 2007 cover over 2,100 eliminated jobs,  costs  of replacing rationalized products,  and other monetary costs such as real estate associated costs linked to decisions to reduce the number of our facilities.

Impairment of assets.  In the first half of 2007 we had € 426 million of impairment charges that were booked against our 3G WCDMA assets in the carrier segment.  The charge is largely due to the delay in revenue generation from our 3G WCDMA assets as compared to our initial expectations and to a reduction in margin estimates.  There were no asset impairment charges in the comparable year-ago period.

Post-retirement benefit plan amendment.  In the first half of 2007 we booked a € 265 million credit resulting from certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees will be changed to a drug plan similar to the Medicare Part D program. The future change reduces the current projected benefit obligation by € 265 million, net of a € 211 million elimination of the previously expected Medicare Part D subsidies. There was no corresponding amount for the same period in 2006.

Income (loss) from operating activities.  Income (loss) from operating activities was a loss of € 1,459 in the first half 2007 compared to income of € 340 million in the same period last year.  This decrease was largely due to the competitive pricing environment that impacted our gross margin, higher administrative and selling expenses and research and development costs, major restructuring costs, asset impairment charges and the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination.

Finance costs.  Finance costs were € 81 million in the first six months of 2007 compared to € 44 million in the same period of 2006 and included € 209 million of interest paid on our gross financial debt, offset by € 128 million in interest earned on  our cash, cash equivalents and marketable securities, resulting in a net financial cost of € 81 million. In the same period last year, net financial costs amounted to € 44 million resulting from € 104 million of interest paid on our gross financial debt, offset by € 60 million in interest earned on cash, cash equivalents and marketable securities.

Other financial income (loss).  Other financial income amounted to € 231 million in the first half of 2007 compared to financial expense of € 7 million in the same period last year. This increase is due primarily to the financial component of pension and post-retirement benefits, mainly related to the Lucent pension credit that is included in the first half of 2007 but not in the same period of 2006 and discussed under “Post-retirement benefit plan amendment” above.

Share in net income (losses) of equity affiliates.  Share in net income of equity affiliates was € 65 million during the first six months of 2007, with Thales and Draka contributing positively, compared to € 21 million in the same period last year. The increase was primarily due to our larger ownership interest in Thales resulting from the receipt of 25 million Thales shares in January 2007 in connection with our contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

Income (loss) before tax, related reduction of goodwill and discontinued operations.  Income (loss) before tax, related reduction of goodwill and discontinued operations amounted to a loss of € 1,244 million compared to income of € 310 million in the same period last year.

Reduction of goodwill related to deferred tax assets initially unrecognized.  The € 189 million reduction of goodwill in 2007 is largely due to the post-retirement plan amendment described above.

Income tax (expense) benefit.  We had an income tax benefit of € 173 million for the first six months of 2007, compared to an income tax expense of € 51 million for the same period last year. The net income tax benefit for the first six months of 2007 resulted from a deferred income tax benefit of € 256 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination which was not fully offset by a current income tax expense of € 40 million and a deferred income tax expense of € 43 million.

Income (loss) from continuing operations.  We had a loss from continuing operations of € 1,260 million in the first six months of 2007 compared to income of € 259 million in the same period last year.

Income (loss) from discontinued operations.  Income from discontinued operations was € 652 million during the first six months of 2007, consisting primarily of a € 677 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales. That compares with income of € 57 million generated primarily by those businesses in the same period last year.

Minority Interest.  Minority interests were € (14) million during the first six months of 2007 compared with € 29 million during the first six months of 2006. The decrease in the first six months of 2007 was due primarily to lower results at Alcatel Shanghai Bell.

Net income (loss) attributable to equity holders of parent.  A net loss of € 594 million was attributable to equity holders of the parent during the first six months of 2007.  In the same period last year, net income of € 287 million was attributable to equity holders of the parent.

Results of Operations by Business Segment for the Six Months ended June 30, 2007 Compared to the Six Months ended June 30, 2006

The following discussion takes into account our results of operations under IFRS for the six months ended June 30, 2007, (i) including Lucent’s results of operations starting on December 1, 2006, (ii) excluding the businesses transferred to Thales, and (iii) treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2006.  The chart below shows how we reorganized our business into three business segments after the business combination with Lucent.  Also shown are each segment’s principal business activities.

Carrier			Enterprise	Services
WIRELINE	WIRELESS	CONVERGENCE	- Enterprise Solutions - Genesys	- Maintenance - Professional Services - Network Integration - Network Operations
- Access - Internet Protocol - Optics	- GSM/WiMax - W-CDMA - CD MA/E VDO - Wireless Transmission	- Multicore - Multimedia & Payment - IMS Applications & Services

The table below sets forth the revenues, income (loss) from operating activities before restructuring, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendment and capital expenditures for tangible assets for each of our business segments for the first six months of 2007 and for the first six months of 2006.

(In millions of euros)
Six months ended June 30, 2007	Carrier	Enterprise	Services	Other	Total Group
Total - Revenues	5,943	747	1,376	142	8,208
Of which : - Wireline	2,792
- Wireless	2,441
- Convergence	710
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(695)	43	(17)	(119)	(788)
Capital expenditures for tangible assets	53	9	8	64	135

Six months ended June 30, 2006
Total - Revenues	4,115	671	672	60	5,518
Of which : - Wireline	2,060
- Wireless	1,388
- Convergence	667
Income (loss) from operating activities before restructuring costs, impairment of assets and gain/(loss) on disposal of consolidated entities	261	44	93	(31)	367
Capital expenditures for tangible assets	41	8	7	36	93

Carrier Segment

Carrier segment revenues were € 5,943 million in the first six months of 2007 compared with € 4,115 million in the first six months of 2006.  The increase is largely due to the inclusion of Lucent, and to a lesser degree the UMTS business acquired from Nortel, in results for the first six months of 2007 while results for the same period of 2006 include only historical Alcatel. Within the carrier segment, wireline business group revenues were € 2,792 million in the first six months of 2007 compared with € 2,060 million in the same period last year.  Our DSL (digital subscriber lines) business grew, reflecting the inclusion of six months of Lucent’s activity in the first half of 2007 and continued carrier spending on broadband access, with 16.9 million lines delivered, including a record-high 9.6 million lines in the second quarter of 2007.  Elsewhere in access, there has been increased adoption of GPON as the technology of choice to deliver fiber-based very high speed services. The demand for metro and long haul DWDM (dense wave-division multiplexing) optical networks to support high-bandwidth requirements for IP video services was a key contributor to the optical transport business (terrestrial and submarine). Wireless business group revenues were € 2,441 million in the first six months of 2007 and € 1,388 million in the comparable year-ago period.  In wireless, 2G GSM volumes were low in some emerging markets, although the refreshed 2G product offerings were deployed to some customers as mobile operators migrate to all-IP architectures.  The North American CDMA market was bolstered by continued upgrades to the latest generation of the CDMA standard and continued growth in the subscriber base, although CDMA investment in China and Latin America declined.  Convergence business group revenues were € 710 million in the first half of 2007 and € 667 million in first half of 2006. Within the convergence group, legacy core switching revenue continued to decline, while revenues in the next generation core networking business remained too small to offset the declining legacy business.  In each business group, the increase in revenues in the first half of 2007 over revenues in the first half of 2006 is largely attributable to the inclusion of six months of Lucent’s activity in the first six months of 2007 while results for the same period in 2006 include only historical Alcatel’s results. The increase in wireless revenues also reflected the inclusion in the first half of 2007 of the UMTS business acquired from Nortel.

The carrier segment had a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 695 million in the first six months of 2007 compared with income of € 261 million in the same period last year.  This decrease resulted from the competitive pricing environment that impacted our gross profit, and from the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination which more than offset Lucent’s contribution to revenues and gross margin.

Enterprise Segment

Enterprise segment revenues were € 747 million in the first six months of 2007, an increase of 11.3% over revenues of € 671 million in the first six months of 2006. Part of the increase was due to the inclusion of Lucent’s results for the first six months of 2007, but the impact of Lucent’s results on this segment was much smaller than it was on either the carrier or services segments.  Revenues showed strength across all parts of the enterprise business, as the voice and data business contributed to growth.  There was good momentum in the migration to IP-based telephony systems, and spending for Genesys contact center technology continued to drive revenue growth.

Enterprise segment income from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment was € 43 million in the first six months of 2007, compared with € 44 million in the same period last year.

Services Segment

Revenues in the services segment were € 1,376 million in the first six months of 2007, compared with € 672 million in the same period last year.  Nearly all of the increase is attributable to the inclusion of six months of Lucent’s activity in the first six months of 2007, while results for the same period in 2006 include only historical Alcatel’s results.  Also, growth in outsourced network operations services and professional services reflected an ongoing shift in the services market from product-attached services to integration, network operations and other managed services.

The services segment had a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 17 million in the first six months of 2007 compared with income of € 93 million in the same period last year. The decline reflects increased costs associated with new network operations contracts, a shift in the mix of services revenues and the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination.

Liquidity and Capital Resources

Liquidity

Cash Flow for the Six Months Ended June 30, 2007 and 2006

Cash Flow Overview

Cash and cash equivalents decreased by €231 million during the first six months of 2007 to €4,639 million at June 30, 2007, compared to a decrease of € 729 million to € 3,781 million at June 30, 2006. The decrease in the first half of 2007 was mainly due to the cash used by operating activities of €265 million, compared to a similar cash use of € 38 million in the same period last year; and cash used by financing activities of €903 million (due primarily to the cash repayment of long term debt, including repurchased debt), compared to a cash use by financing activities of € 263 in the same period last year; which was partially offset by net cash provided by investing activities of €732 million (mainly due to the disposal of marketable securities), compared to a cash use in investing activities of € 387 million in the same period last year; and cash provided by discontinued activities of  €226 million (including the selling price of such activities), compared to cash provided of € 2 million in the same period last year.

Net Cash Provided (Used) by Operating Activities.  Net cash provided by operating activities before changes in working capital, interest and taxes was €119 million compared to €392 million for the first six months of 2006. This decrease was primarily due to the effect of non-cash items that contributed to our net loss (group share) of €594 million in the first six months of 2007, as compared with net income of €287 million in the first six months of 2006, which included relatively few non-cash items. In order to calculate net cash provided by operating activities before changes in working capital, interest and taxes, the €594 million net loss for the first six months of 2007 must be adjusted for financial, tax and non-cash items (primarily restructuring reserves, depreciation, amortization, post-retirement benefit plan amendment as disclosed in Note 19, impairments and provisions), net gain on disposal of non-current assets, changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). Depreciation and amortization of tangible and intangible assets amounted to €751 million in the first six months of 2007 (including the amortization of intangible assets valued as part of purchase price allocation process for the Lucent transaction) as compared with €261 million in the first six months of 2006 corresponding to historical Alcatel. Impairment of assets, provisions, other impairment losses and fair value changes represented a non-cash net charge of € 1,121 million in the first six months of 2007 (mainly related to impairment recorded in connection with the UMTS business, restructuring reserves and the partial reversal of the step-up of Lucent’s inventories accounted for in the purchase price allocation), whereas the post-retirement benefit plan amendment represented a non-cash income of €265 million, as compared with a net cash outflow of €195 million in the first six months of 2006 (of which €33 million pertained to restructuring payments). The net gain on changes in pension obligations of €333 million in the first six months of 2007 was mainly due to the pension credit related to Lucent’s pensions as compared with a net gain of €1 million in the first six months of 2006.

Net cash used by operating activities was €265 million in the first six months of 2007 compared to €38 million in the first six months of 2006. These amounts take into account the net cash used by the increase in operating working capital, vendor financing and other current assets and liabilities, which amounted to €220 million in the first six months of 2007 and €340 million in the first six months of 2006. The main change between the two periods relates to the inclusion of Lucent’s activity in 2007 figures and an increase of customers’ deposits in the six first months of 2007 as compared to a decrease of  €71 million in the same period in 2006. Interest, net and tax paid increased from €90 million in the first six months of 2006 to €164 million in the first six months of 2007 mainly due to interest on Lucent’s financial debt.

Net Cash Provided (Used) by Investing Activities.  Net cash provided by investing activities was €732 million in the first six months of 2007 compared to net cash used of €387 million in the first six months of 2006. Excluding the positive impact related to the proceeds from the disposal of marketable securities of €1,066 million for the first six months of 2007 (this cash having been mainly used to repay bonds and pay our 2006 dividends) and a negative impact of €93 million for the same period in 2006 corresponding to the acquisition of marketable securities, net cash used by investing activities would have been €334 million in the first six months of 2007 compared to €294 million in the first six months of 2006. This increase in net cash used was mainly due to the inclusion of Lucent’s activity in the capital expenditures of the first six months of 2007. Proceeds from disposal of tangible and intangible assets were lower in the first six months of 2007 compared to the same period in 2006 ( €26 million and €90 million, respectively). Cash expenditures for acquisition of consolidated and non consolidated companies acquired was €133 million in the first six months of 2006 (mainly related to the acquisition of our stake in 2Wire) as compared to a non material amount in the corresponding period of 2007.

Net Cash Provided (Used) by Financing Activities.  Net cash used by financing activities amounted to €903 million in the first six months of 2007 compared to net cash used of €263 million in the first six months of 2006. The primary changes were the increase in the amount of repayment or repurchase of long term debt in the first six months of 2007 (€520 million mainly related to the repayment of bonds issued by historical Alcatel and Lucent compared to €115 million in the corresponding 2006 period) and the payment of the dividend on our ordinary shares in the first six months of 2007 of an aggregate of  €365 million. No dividend was paid in the corresponding 2006 period.

Disposed of or discontinued operations.  Disposed of or discontinued operations represented net cash provided of €226 million in the first six months of 2007 (including the proceeds of €670 million related to the disposal of our ownership interest in two joint ventures in the space sector to Thales and the cash used by operating activities and financing activities of the discontinued activities during the period) compared with  €2 million provided in the first six months of 2006.

Capital Resources

Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of €1.4 billion maturing in April 2012 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments aggregating €5,540 million as of June 30, 2007, are sufficient to fund our cash requirements for the next 12 months. Approximately €503 million of such amount is held in countries, primarily China, that impose exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of the local jurisdiction. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

During the second half of 2007 we expect to make cash outlays for our restructuring programs of approximately €400 million and to make capital expenditures of approximately €500 million, including development expenditures that are capitalized. We have no remaining bonds maturing in the second half of 2007. Nevertheless, depending upon market and other conditions, we may also continue our bond repurchase program in order to redeem certain of our outstanding bonds. We can provide no assurance that our actual cash requirements will not exceed the currently expected cash outlays. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds (if conditions are considered favorable by us), assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

Credit Ratings. As of September 19, 2007, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Ba2	Not Prime	Stable	December 11, 2006	December 11, 2006
Standard & Poor’s	BB-	B	Stable	December 5, 2006	September 13, 2007

As of September 19, 2007, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate family rating withdrawn	n.a.	n.a.	December 11, 2006	n.a.
Standard & Poor’s	BB- (corporate credit rating)	B-1	Stable	December 5, 2006	September 13, 2007

See below for ratings information on Lucent’s subordinated debt and trust securities.

Moody’s: On December 11, 2006, Moody’s set our Corporate Family Rating as well as our senior debt at Ba2 with a Stable outlook. The “not-prime” rating was confirmed for the short-term debt.

At the same time, Lucent’s Corporate Family Rating was withdrawn. Lucent’s obligations were upgraded to a range of B3 to Ba3. On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent's rating with that of Alcatel-Lucent, and trust preferred securities of Lucent were rated B1.

The rating grid of Moody’s ranges from Aaa, which is considered to carry the smallest degree of investment risk, to C, which is the lowest rated class. Our Ba2 rating is in the Ba category, which also includes Ba1 and Ba3 ratings. Moody’s gives the following definition of its Ba category, “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”

Standard & Poor’s: On September 13, 2007 our outlook, together with Lucent’s, was revised from Positive to Stable. At the same time, our BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed.  Our B short-term corporate credit rating and Lucent’s B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also affirmed.

On June 4, 2007 the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ ratings of Lucent’s remaining senior unsecured debt was affirmed. Ratings for Lucent’s obligations range from B- to BB-.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB- rating is in the BB category, which also includes BB+ and BB ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated “BB” is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligors’ inadequate capacity to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced access to the capital markets.

Our short-term debt rating allows us limited access to commercial paper, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable.

At June 30, 2007, our total financial debt, gross was €5,310 million (of which €2,695 million pertained to Lucent’s bonds) compared to €6,209 million at December 31, 2006 (of which €3,050 million pertained to Lucent’s bonds).

Short-term Debt.  At June 30, 2007, we had €328 million of short-term financial debt outstanding, which included  €117 million in commercial paper, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt.  At June 30, 2007 we had €4,982 million of long-term financial debt outstanding.

Rating Clauses Affecting our Debt. Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings.

Syndicated Facility.  On April 5, 2007, we signed a € 1.4 billion multi-currency syndicated five year revolving bank credit facility (with two one-year extension options). This facility replaced our undrawn € 1.0 billion syndicated facility, maturing in June 2009, that had been put in place in  2004.

The availability of this syndicated credit facility is not dependent upon our credit ratings. Our ability to draw on this facility is conditioned upon our compliance with a financial covenant linked to our capacity to generate sufficient cash to repay our debt. The new facility was undrawn at the date of approval by our board of directors of the financial statements for the first six months of 2007

Lucent letter of credit agreements.  Lucent had two primary credit agreements, a letter of credit and reimbursement agreement and an external debt sharing agreement.  The first agreement provided for revolving credit loans and letters of credit up to € 380 million.  The second agreement permitted the extensions of letters of credit.  The outstanding obligation under these agreements was € 119 million as of December 31, 2006.  Both of these agreements were terminated effective March 28, 2007.  To the extent they are still in force, outstanding letters of credit previously governed by these agreements remain outstanding under bilateral arrangements with the issuing banks.

Contractual obligations and off-balance sheet contingent commitments

Contractual obligations.  We have certain contractual obligations that extend beyond  2007. Among these obligations we have long-term debt and interest thereon, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2007 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, capital lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated balance sheet included in this document.

0

	(In millions of euros)
Contractual cash obligations	Maturity date
	Less than one year	2008-2009	2010-2011	2012 and after	Total
Financial debt (excluding capital leases) (1)	293	1,041	1,293	2,648	5,275
Capital lease obligations	35	-	-	-	35
Equity component of historical Alcatel convertible bonds	-	227	93	431	751
Sub-total – included in balance sheet	328	1,268	1,386	3,079	6,061
Finance costs on financial debt (1)	314	411	437	1,820	2,982
Operating leases	274	276	354	588	1,492
Commitments to purchase fixed assets	84	7	-	-	91
Unconditional purchase obligations (2)	356	88	31	1	476
Sub total – Commitments	1,028	782	822	2,409	5,041

(1) To compute financial debt by maturity and finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in note 16 to our unaudited condensed interim consolidated financial statements. If debentures are not redeemed at the put dates, this will represent an additional finance cost of approximately € 404 million.

(2) Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses to third parties.

Off-balance sheet commitments and contingencies.  On June 30, 2007, our off-balance sheet commitments and contingencies amounted to €2,852 million, consisting primarily of €1,453 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,852 million is (i) approximately €820 million in customer financing and (ii) our contingent liability pursuant to the securitization of other accounts receivable, each as described below.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Because we are unable to reasonably predict the ultimate amount or the timing of the payment of certain income taxes for which we have created reserves, the table below does not include any reserve for income taxes under Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN48).

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)
	June 30, 2007	June 30, 2006(7)
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries (1)
Discounted receivables with recourse (2)	8	9
Other contingent commitments (3)	769	601
Sub-total - Contingent commitments (4)	2,230	2,681
Secured borrowings (5)	57	78
Cash pooling guarantee (6)	565	600
Total	2,852	3,359

(1) This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €204 million as of June 30, 2007 and €190 million as of June 30, 2006 represent undertakings we provided on contracts of non-consolidated companies.

(2) This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3) Included in the €769 million are: €109 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €90 million of commitments related to leasing or sale and leaseback transactions, €149 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €511 million of various guarantees given by certain subsidiaries in the Group. Included in the €601 million are: €101 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €90 million of commitments related to leasing or sale and leaseback transactions, and €410 million of various guarantees given by certain subsidiaries in the Group.

(4) Excluding our commitment to provide further customer financing, as described below.

(5) The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the Contractual Payment Obligations table above in the line item “Financial debt (excluding finance leases).”

(6) This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts.

(7) Does not include Lucent’s commitments, including Lucent’s guaranty of certain of our debt.  See “Lucent’s Guarantees of Certain of our Debt” below.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2007 unaudited condensed interim consolidated financial statements included elsewhere herein. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of June 30, 2007 and also as of June 30, 2006.

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s former 2 ¾ Series A Convertible Senior Debentures due 2023 and former 2 ¾ Series B Convertible Senior Debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. This guarantee is not reflected in the table above.

Customer Financing.  Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans and providing guarantees to third-party financing sources.

As of June 30, 2007, net of reserves, there was a drawn outstanding exposure of approximately €391 million under such customer financing arrangements, representing approximately €386 million of deferred payments and loans, and €5 million of guarantees.  In addition, as of June 30, 2007, we had further commitments to provide customer financing for approximately €374 million.  It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth.  When we detect potential problems we take mitigating actions, which may include the cancellation of undrawn commitments.  Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Sale of carryback receivable.  In May 2002, we sold to a credit institution a carryback receivable with a face value of €200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to €149 million, corresponding to the discounted value of this receivable, which matured in May 2007. Until May 2007, this receivable was maintained in our consolidated balance sheet with a financial debt as counterpart because of the ability of the Group to recover it before its maturity date.

Securitization of Accounts Receivable.  In December 2003, we entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from us representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle is fully consolidated under IFRS. This program was temporarily frozen in December 2006, and the balance of receivables sold at June 30, 2007 was therefore zero. Receivables sold in previous years (€75 million at June 30, 2006 and €61 million at December 31, 2005) were maintained in our consolidated balance sheet. The December 2006 freeze had no impact on our balance sheet. At June 30, 2007, the maximum amount of bank financing that we could obtain through the sale of receivables was €150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing additional financing.

Lucent’s Separation Agreements.  Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to Lucent’s former affiliates as a result of the separation agreements that are not otherwise reflected in our unaudited condensed interim consolidated financial statements included elsewhere herein. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

Lucent’s Other Commitments - Contract Manufacturers.  Lucent has outsourced most of its manufacturing operations to electronic manufacturing service (EMS) providers. Two EMS providers, Celestica and Selectron, supply most of Lucent designed wireless and wireline products. Celestica has the exclusive right to manufacture and provide most of Lucent’s existing wireless products. Solectron Corporation consolidates the outsourced manufacturing of Lucent’s portfolio of wireline products. The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience. Lucent is generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials. These commitments were $202 million as of June 30, 2007 ($309 million as of December 31, 2006). Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.

Lucent’s Guarantees and Indemnification Agreements.  Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to its common shareowners. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately $150 million of lease obligations as of June 30, 2007 ($162 million of lease obligations as of December 31, 2006), that were assigned to Avaya, Agere and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 14 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Lucent is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and Agere. Certain tax adjustments have been proposed or assessed subject to these tax-sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Lucent’s Guarantees of Certain of our Debt.  On March 27, 2007, Lucent issued full and unconditional guarantees of our 4.375% bonds due 2009 (the principal amount of which was €805 million on June 30, 2007), our 6.375% notes due 2014 (the principal amount of which was €462 million on June 30, 2007) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was €1,022 million on June 30, 2007). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Credit Approval Process and Risks.  We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group and by a central Risk Assessment Committee, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry through 2003 caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we realized losses on credit we extended and loans we made to our customers, on guarantees provided for our customers, losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. If economic conditions and the telecommunications industry in particular deteriorate once again, we may in the future realize similar losses. In such a context, should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect that our capital expenditures during the second half of 2007 will be approximately €500 million, including research and development expenditures that will be capitalized. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.

Qualitative and Quantitative Disclosures About Market Risk

Financial instruments

At June 30, 2007, our exposure to market risks was not materially different from our exposure at the end of last year, as described in our 2006 Form 20-F.

Research and Development

Cost. In the first half of 2007, our research and development costs, net of impact of the capitalization of research and development expenses, totaled €1,512 million (18.4% of consolidated revenues for the six months ended June 30, 2007) compared to costs of €666 million in the first six months of 2006 (12.1% of consolidated revenues for the six months ended June 30, 2006).

ALCATEL-LUCENT AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2007

Unaudited condensed interim consolidated income statements for the six month periods ended June 30, 2006 and 2007	F-2
Unaudited condensed interim consolidated balance sheets at June 30, 2007 and at December 31, 2006	F-3
Unaudited condensed interim consolidated statements of cash flows for the six month periods ended June 30, 2007 and 2006	F-5
Unaudited consolidated statements of recognized income and expense for the six month periods ended June 30, 2006 and 2007	F-6
Unaudited condensed interim consolidated statements of changes in shareholders’ equity for the six month periods ended June 30, 2007 and 2006 and for the year ended December 31, 2006	F-7
Notes to unaudited condensed interim consolidated financial statements:
— Summary of accounting policies	F-8
— Principal uncertainties regarding the use of estimates	F-18
— Changes in consolidated companies	F-22
— Change in accounting policy and presentation	F-26
— Information by business segment	F-28
— Information by geographical segment	F-28
— Other	F-28
— Reconciliation to U.S. GAAP	F-61

ALCATEL-LUCENT AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS

		Six months ended June 30,
	Note	2007 (a)	2007	2006 (2)
(in millions except per share information)
Revenues (1)	(5)	$11,097	€8,208	€5,518
Cost of sales		(7 685)	(5,684)	(3,567)
Gross profit		3,412	2,524	1,951
Administrative and selling expenses (1)		(2 433)	(1,800)	(918)
Research and development expenses before capitalization of development expenses		(2 164)	(1,601)	(729)
Impact of capitalization of development expenses		120	89	63
Research and development costs (1)		(2 044)	(1,512)	(666)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(5)	(1 065)	(788)	367
Restructuring costs	(17)	(690)	(510)	(27)
Impairment of assets	(11)	(576)	(426)	-
Gain/(loss) on disposal of consolidated entities		-	-	-
Post-retirement benefit plan amendment	(19)	358	265	-
Income (loss) from operating activities		(1 973)	(1,459)	340
Interest relative to gross financial debt		(282)	(209)	(104)
Interest relative to cash, cash equivalents		173	128	60
Finance costs	(7)	(109)	(81)	(44)
Other financial income (loss)	(7)	312	231	(7)
Share in net income (losses) of equity affiliates		88	65	21
Income (loss) before tax, related reduction of goodwill and discontinued operations		(1 682)	(1,244)	310
Reduction of goodwill related to deferred tax assets initially unrecognized	(9)	(256)	(189)
Income tax (expense) benefit	(9)	234	173	(51)
Income (loss) from continuing operations		(1 704)	(1,260)	259
Income (loss) from discontinued operations	(8)	882	652	57
Net income (loss)		(822)	(608)	316
Attributable to:
— Equity holders of the parent		(803)	(594)	287
— Minority interests		(19)	(14)	29
Net income (loss) attributable to equity holders of the parent per share (in euros)
— Basic earnings per share	(10)	(0.35)	(0.26)	0.21
— Diluted earnings per share	(10)	(0.35)	(0.26)	0.21
Net income (loss) before discontinued operations attributable to equity holders of the parent per share (in euros)
— Basic earnings per share		(0.74)	(0.55)	0.17
— Diluted earnings per share		(0.74)	(0.55)	0.17
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings (loss) per share		0.39	0.29	0.04
— Diluted earnings (loss) per share		0.39	0.28	0.04

____________

(a)

Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3520 on June 30, 2007.

(1) Breakdown of share-based payments between cost of sales, administrative and selling expenses and research & development costs is provided in note 6.

(2) Consolidated income statements for the six-month period ended June 30, 2006 are re-presented to reflect the impacts of the change in accounting policies presented in note 4. Lucent’s results were consolidated from December 1, 2006 onwards.

ALCATEL-LUCENT AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

	Note	June 30, 2007 (a)	June 30,2007	December 31, 2006
ASSETS		(in millions)
Goodwill	(11)	$13,950	€10,318	€10,827
Intangible assets, net		6,556	4,849	5,441
Goodwill and intangible assets, net		20,506	15,167	16,268
Property, plant and equipment		2,127	1,573	1,821
Share in net assets of equity affiliates	(15)	1,939	1,434	682
Other non-current financial assets, net	(12)	1,072	793	803
Deferred tax assets		2,135	1,579	1,692
Prepaid pension costs	(19)	4,830	3,573	3,435
Marketable securities, net	(18)	85	63	697
Other non-current assets	(13)	278	210	203
TOTAL NON-CURRENT ASSETS		32,978	24,392	25,602
Inventories and work in progress, net	(14)	3,364	2,488	2,259
Amounts due from customers on construction contracts	(14)	787	582	615
Trade receivables and related accounts, net	(14)	5,027	3,718	3,877
Advances and progress payments	(14)	159	118	87
Other current assets, net	(13)	1,486	1,099	1,014
Assets held for sale	(8)	71	53	2,127
Current income taxes		126	93	260
Marketable securities, net	(18)	1,133	838	1,245
Cash and cash equivalents	(18)	6,272	4,639	4,749
TOTAL CURRENT ASSETS		18,425	13,628	16,233
TOTAL ASSETS		51,403	38,020	41,835

____________

(a)

Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3520 on June 30, 2007.

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Notes	June 30, 2007 (a)	June 30, 2007	December 31, 2006 (2)
		(in millions)
Capital stock (€ 2 nominal value: 2,315,442,692 ordinary shares issued as of June 30, 2007, 1,430,777,113 as of June 30, 2006 and 2,309,679,141 ordinary shares issued at December 31, 2006)		$6,261	€4,631	€4,619
Additional paid-in capital		22,2905	16,487	16,443
Less treasury stock at cost		(2 122)	(1,570)	(1,572)
Retained earnings, fair value and other reserves		(4 927)	(3,644)	(3,389)
Cumulative translation adjustments		(492)	(364)	(115)
Net income (loss) — attributable to the equity holders of the parent		(803)	(594)	(106)
Shareholders’ equity — Attributable to the equity holders of the parent		20,207	14,946	15,880
Minority interests		642	475	495
TOTAL SHAREHOLDERS’ EQUITY	(16)	20,849	15,421	16,375
Pensions, retirement indemnities and other post-retirement benefits	(19)	6,265	4,634	5,367
Bonds and notes issued, long term	(18)	6,540	4,837	4,901
Other long term debt	(18)	196	145	147
Deferred tax liabilities		3,053	2,258	2,556
Other non-current liabilities	(13)	412	305	303
TOTAL NON-CURRENT LIABILITIES		16,466	12,179	13,274
Provisions	(17)	3,559	2,632	2,340
Current portion of long term debt	(18)	443	328	1,161
Customers’ deposits and advances	(14)	1,452	1,074	778
Amounts due to customers on construction contracts	(14)	398	294	273
Trade payables and related accounts	(14)	5,608	4,148	4,031
Liabilities related to disposal groups held for sale	(8)	-	-	1,606
Current income taxes liabilities		74	55	66
Other current liabilities	(13)	2,554	1,889	1,931
TOTAL CURRENT LIABILITIES		14,088	10,420	12,186
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,403	38,020	41,835

____________

(a)Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3520 on June 30, 2007.

(1) The consolidated balance sheet as of June 30, 2006 is re-presented to reflect the impact of the change in accounting policy described in note 4.

(2) The consolidated balance sheet as of December 31, 2006 is re-presented to reflect the impacts of the change in accounting policies presented in note 4 and the changes in the purchase price allocation related to the business combination with Lucent described in note 3.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
	Note	2007 (a)	2007	2006
		(in millions)
Cash flows from operating activities
Net income (loss)- Attributable to the equity holders of the parent		$(803)	€(594)	€287
Minority interests		(19)	(14)	29
Adjustments	(20)	983	727	76
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(20)	161	119	392
Net change in current assets and liabilities (excluding financing):
— Decrease (increase) in inventories and work in progress	(14)	(730)	(540)	(294)
— Decrease (increase) in trade receivables and related accounts	(14)	191	141	302
— Decrease (increase) in advances and progress payments	(14)	(42)	(31)	(5)
— Increase (decrease) in trade payables and related accounts	(14)	(50)	(37)	(22)
— Increase (decrease) in customers’ deposits and advances	(14)	489	362	(71)
— Change in other assets and liabilities		(156)	(115)	(250)
Cash provided (used) by operating activities before interests and taxes		(137)	(101)	52
— Interest received		142	105	56
— Interest (paid)		(312)	(231)	(102)
— Taxes (paid)/received		(51)	(38)	(44)
Net cash provided (used) by operating activities		(358)	(265)	(38)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		35	26	90
Capital expenditures		(511)	(378)	(287)
Of which impact of capitalization of development costs		(297)	(220)	(190)
Decrease in loans and other non-current financial assets		(18)	(13)	2
Cash expenditures for acquisition of consolidated and non-consolidated companies		15	11	(133)
Cash and cash equivalent from consolidated companies acquired		-	-	9
Cash proceeds from sale of previously consolidated and non-consolidated companies		-	20	25
(Increase) in marketable securities		27	1,066	(93)
Net cash provided (used) by investing activities		1,442	732	(387)
Cash flows from financing activities:		990
Issuance/(repayment) of short-term debt		(46)	(34)	(166)
Issuance of long-term debt		-	-	-
Repayment/repurchase of long term debt	(16)	(703)	(520)	(115)
Proceeds from issuance of shares		18	13	13
Proceeds from disposal/(acquisition) of treasury stock		4	3	4
Dividends paid		(494)	(365)	1
Net cash provided (used) by financing activities		(1 221)	(903)	(263)
Net cash (used) by operating activities of discontinued operations		(101)	(75)	(102)
Net cash provided by investing activities of discontinued operations		881	652	(3)
Net cash provided by financing activities of discontinued operations		(475)	(351)	(107)
Net effect of exchange rate changes		(28)	(21)	(43)
Net increase (decrease) in cash and cash equivalents		(312)	(231)	(729)
Cash and cash equivalents at beginning of period / year		6,420	4,749	4,510
Cash and cash equivalents at end of period / year (1)		6,272	4,639	3,781
Cash and cash equivalents at beginning of period / year classified as assets held for sale		164	121	-
Cash and cash equivalents at end of period / year classified as assets held for sale		-	-	-

____________

(a)Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3520 on June 30, 2007.

(1) This amount includes € 503 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2007 (€622 million as of December 31, 2006). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

		Six months ended June 30,
	Note	2007 (a)	2007	2006
		(in millions)
Financial assets available for sale:		$5	€4	€36
Valuation gains/losses taken to equity		19	14	36
Transferred to profit or loss on sale		(13)	(10)	-
Cumulative translation adjustments		(333)	(251)	(323)
Cash flow hedging		17	13	(4)
Amount taken to equity		7	5	4
Recycling in income(loss)		11	8	(8)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation (1)		341	257	656
Tax on items recognized directly in equity		(49)	(37)	(216)
Other adjustments		(27)	(20)	8
Net gains (losses) recognized in equity		(45)	(34)	157
Of which transferred to profit and loss		(3)	(2)	(8)
Net income (loss) for the period		(806)	(608)	(61)
Total recognized profits (losses) for the period		(851)	(642)	96
Attributable to:
- Equity holders of the parent		(829)	(626)	86
- Minority interests		(21)	(16)	10

__________

(1) See analysis in note 19. For the six months ended June 30, 2006, the  amount includes € 14 million related to discontinued activities.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares	Capital Stock	Additional paid-incapital	Retained earnings(1)	Changes infair value and other reserves	Treasury Stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the equity holders of the parent	Minority interests	TOTAL
	(in millions of euros except for number of shares outstanding)
Balance at December 31, 2005 after appropriation	1,369,620,931	2,857	8,308	(3,560)	(101)	(1,575)	174	-	6,103	475	6,578
Total recognized income (loss) for the six month period ended June 30, 2006 (1)	-	-	-	4	25	-	(212)	287	104	-	104
Other capital increases	2,235,473	4	12	-	-	-	-	-	16	-	16
Deferred share-based payments	-	-	30	-	-	-	-	-	30	-	30
Net change in treasury stock of shares owned by consolidated subsidiaries	673,798	-	-	(4)	-	6	-	-	2	-	2
Other adjustments	-	-	-	3	-	-	-	-	3	2	5
Balance at June 30, 2006	1,372,530,202	2,861	8,350	(3,557)	(76)	(1,569)	(38)	287	6,258	477	6,735
Total recognized income (loss) for the last six months of 2006	-	-	-	4	448	-	(77)	(393)	(18)	10	(8)
Acquisition of Lucent Technologies (2)	878,139,615	1,756	7,166	-	-	-	-	-	8,922	-	8,922
Other capital increases	1,526,270	2	2		-	-	-	-	4	-	4
Equity component of Lucent’s convertible debentures (2)	-	-	761	-	-	-	-	-	761	-	761
Lucent’s warrants (2)	-	-	35	-	-		-	-	35	-	35
Lucent’s outstanding stock options (2)	-	-	96	-	-	-	-	-	96	-	96
Deferred share-based payments	-	-	33	-	-	-	-	-	33	-	33
Net change in treasury stock owned by consolidated subsidiaries	(324,445)	-	-	(3)	-	(3)	-	-	(6)	-	(6)
Dividends	-	-	-	(219)	-	-	-	-	(219)	-	(219)
Other adjustments	-	-	-	14	-	-	-	-	14	8	22
Balance at December 31, 2006 before appropriation	2,250,939,150	4,619	16,443	(3,761)	372	(1,572)	(115)	(106)	15,880	495	16,375
Proposed appropriation of net income (loss)	-	-	-	(106)	-	-	-	106	-	-	-
Balance at December 31, 2006 after appropriation	2,250,939,150	4,619	16,443	(3,867)	372	(1,572)	(115)	-	15,880	495	16,375
Total recognized income (loss) for the six month period ended June 30, 2007 (1)	-	-	-	-	217	-	(249)	(594)	(626)	(16)	(642)
Other capital increases	5,763,551	12	26	-	-	-	-	-	38	-	38
Early redemption of 8% convertible debenture	-	-	(30)	-	-	-	-	-	(30)	-	(30)
Deferred share-based payments	-	-	48	-	-	-	-	-	48	-	48
Net change in treasury stock owned by consolidated subsidiaries	69,082	-	-	(4)	-	2	-	-	(2)	-	(2)
Dividends	-	-	-	(361)	-		-	-	(361)	(4)	(365)
Other adjustments	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Balance at June 30, 2007	2,256,771,783	4,631	16,487	(4,233)	589	(1,570)	(364)	(594)	14,946	475	15,421

____________

(1) See consolidated statements of recognized income and expense.

(2) For more details on the acquisition of Lucent, please refer to note 3.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, except if dissolved earlier or except if its life is prolonged. Alcatel-Lucent’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The condensed interim consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 31, 2007, the Board of Directors authorized the issuance of these consolidated financial statements at June 30, 2007.

The condensed interim consolidated financial statements at June 30, 2007 are prepared in compliance with IAS 34 “Interim Financial Reporting”. The accounting policies and measurement principles adopted for the condensed interim consolidated financial statements at June 30, 2007 are the same as those used in the consolidated financial statements at December 31, 2006 with the exception of the change disclosed in note 4.

Note 1

Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the condensed interim consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards) as adopted by the European Union as of the date when our Board of Directors authorized the consolidated financial statements for issue. IFRS include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (”SIC”).

(a) Basis of preparation

The condensed interim consolidated financial statements have been prepared under the historical cost convention, with the exception of certain categories of assets and liabilities, in accordance with IFRSs. The categories concerned are detailed in the following notes.

(b) Consolidation methods

Companies over which the Group has control are fully consolidated.

Companies over which the Group has joint control are accounted for using proportionate consolidation.

Companies over which the Group has a significant influence (investments in “associates" or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group's interest in the voting rights is greater than or equal to 20%.

All significant intra-group transactions are eliminated.

(c) Business combinations

Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation N° 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group's accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders' equity.

Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and minority interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting shall be completed within twelve months of the acquisition date.

The accounting treatment of deferred taxes related to business combinations is described in note 1n below.

The accounting treatment of stock options of companies acquired in the context of a business combination is described in note 1w below.

(d) Translation of financial statements denominated in foreign currencies

The balance sheets of consolidated entities having a functional currency different from the presentation currency of the Group (i.e. euro) are translated into euros at the closing exchange rate (spot exchange rate at the balance sheet date), and the income statements and cash flow statements of such consolidated entities are translated at the average exchange rate. The resulting translation adjustments are included in shareholders' equity under the caption "Cumulative translation adjustments".

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore expressed in the entity’s functional currency and translated into euros using the closing exchange rate.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date was deemed to be zero. This amount was reversed against retained earnings, leaving the amount of shareholders’ equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates existing as of the IFRS transition date.

(e) Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in "other financial income (loss)".

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders' equity under the caption "Cumulative translation adjustments" until the disposal of the investment. Refer to note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

In order for a currency derivative to be eligible for hedge accounting treatment (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against exposure to changes in future cash flows (for example, revenues generated by the company’s assets).

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

— For derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then reclassified to income (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in "other financial income (loss)".

— For derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged asset, liability or firm commitments.

In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, Alcatel-Lucent has designated and documented highly probable future streams of revenue and has entered into hedge transactions with respect to such revenue. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.

Foreign exchange derivatives used by Lucent and its affiliates are not considered eligible for hedge accounting treatment, as the derivatives are not designated as hedges for cost/benefit reasons.

Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are included in the income statement in cost of sales (in the business segment “other”).

Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Revenues made pursuant to such a contract are then accounted for, throughout the duration of the contract, using the spot rate prevailing on the date on which the contract was effective, insofar as the exchange rate hedging is effective.

(f) Research and development expenses

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

— development costs, which are capitalized as an intangible asset when they strictly comply with the following criteria:

>

the project is clearly defined, and the costs are separately identified and reliably measured;

>

the technical feasibility of the project is demonstrated;

>

the intention exists to finish the project and use or sell the products created during the project;

>

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; and

>

adequate technical and financial resources are available to complete the project.

These development costs are amortized over the estimated useful life of the projects or the products it is incorporated within.

The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

>

in case of internal use: over its probable service lifetime,

>

in case of external use: according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

The amortization of capitalized software costs during a reporting period shall be the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the product it is incorporated within.

— customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), which are included in work in progress on construction contracts.

With regard to business combinations, Alcatel-Lucent allocates a portion of the purchase price to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel-Lucent may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel-Lucent to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project's accomplishments and an evaluation of the overall contribution of the project, and the project's risks.

The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel-Lucent and its competitors. Future net cash flows from such projects are based on management's estimates of such projects’ cost of sales, operating expenses and income taxes.

The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on Alcatel-Lucent’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over 3 to 10 years.

Impairment tests are carried out using the methods described in the following paragraph.

(g) Goodwill, intangible assets and property, plant and equipment

In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets”, only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized as assets.

In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal. Intangible assets with indefinite useful lives (such as trade names) are impairment tested annually.

In the event that the recoverable amount is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Goodwill

Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.

Each goodwill item is tested for impairment annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s business divisions (considered as the grouping of cash generating units ("CGU") at which level the impairment test is performed) with the Group business division’s net asset carrying values (including goodwill). In the reporting structure, the Business Divisions are one level below the Business Groups within the Carrier Business Segment and one level below each of the two other Business Segments. Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value. The discount rate used for the annual impairment test was the Group’s weighted average cost of capital of 10 % for 2007 and 9.5% for 2005 and for 2006. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Further impairment tests are carried out if events occur indicating a potential impairment. Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more business divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which underlying business divisions have been changed. Such a reallocation was made in December 2006 using a relative value approach similar to the one used when an entity disposes of an operation within a business division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives ( i.e. 3 to 10 year period). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is accounted for in the income statement under cost of sales, research and development costs (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in the above mentioned line items or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to note 1p). IPR&D’s amortization begins once technical feasibility is reached. No intangible assets are considered to have indefinite useful lives other than some trade names that could have an indefinite useful life and are therefore not amortized.

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses.  Depreciation expense is generally calculated over the following useful lives:

• buildings and building improvements	5-50 years
• infrastructure and fixtures	5-20 years
• plant and equipment	1-10 years

Depreciation expense is determined using the straight-line method.

Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with ownership of the asset to the Group (tenant) are capitalized.

Residual value, if considered to be significant, is included when calculating the depreciable amount. Property, plant and equipment are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.

Depreciation and impairment losses are accounted for in the income statement under "cost of sales", "research and development costs" or "administrative and selling expenses", depending on the nature of the asset (see note 1p).

(h) Non-consolidated investments and other non-current financial assets

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.

Loans are measured at amortized cost. Loans may suffer impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.

The portfolio of non-consolidated securities and other financial assets is examined at each quarter-end to detect any objective evidence of impairment.

(i) Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

Net realizable value is the estimated sales revenue for a normal period of activity less expected completion and selling costs.

(j) Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at cost and are deducted from shareholders’ equity. Proceeds from the sale of such shares are included directly in shareholders’ equity and have no impact on the income statement.

(k) Pension and retirement obligations and other employee and post-employment benefit obligations

In accordance with the laws and practices of each country where Alcatel-Lucent is established, the Group participates in employee benefit plans.

For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:

—

using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation;

—

the “corridor” method is no longer used from January 1, 2007 (see below).

The expense resulting from the change in net pension and other post-retirement obligations is recorded in "income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment" or in "other financial income (loss)" depending upon the nature of the underlying obligation. The service cost is recognized in “income from operating activities” and the interest cost and expected return on plan assets are recognized in “financial income (loss)”. In case of plan amendments having a material impact, the impact is presented on a specific line item of the income statement (see note 1p).

Under IFRS, plan assets are limited to the lower of: (i) the value resulting from applying IAS 19 – Employee Benefits, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan. When the company plans to use excess pension assets to fund retiree healthcare for formerly represented retirees and has the ability to do so, such use has been analyzed as refund from the related plan. In particular, under section 420 of the Income Revenue Code in the United States of America as amended by the Pension Protection Act of 2006, the company is authorized until 2013 (according to current legislation) to use excess pension assets applicable to formerly represented retirees to fund the retiree healthcare plan for such retirees.

As of January 1, 2007, the Group has elected the option provided for in the amendment of IAS 19 – “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” (paragraphs 93A to 93D) that allows for the immediate recognition of actuarial gains and losses and any adjustments arising from asset ceiling, net of deferred tax effects, outside of the income statement in the statement of recognized income and expense. The impact of this change in accounting policy is disclosed in note 4.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in shareholders’ equity. Before the change in accounting policy disclosed in note 4, which was retrospectively applied from January 1, 2005, the corridor method had been applied starting January 1, 2004.

Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for extended service particularly in French and German companies), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.

The accounting treatment used for employee stock options is detailed in note 1w below.

(l) Provisions for restructuring and restructuring costs

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group's financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

The amounts reserved for anticipated severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group's financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories and work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

The amounts reserved for anticipated severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

(m) Financial debt – compound financial instruments

Some financial instruments contain both a liability and an equity component. This is the case with the bonds issued by historical Alcatel in 2003 (“Oceane – Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes”, bonds that can be converted into or exchanged for new or existing shares) and in 2002 (“Orane – Obligation Remboursable en Actions Nouvelles ou Existantes”, notes mandatorily redeemable for new or existing shares) and convertible bonds  issued by Lucent prior to the merger in 2006 between historical Alcatel and Lucent. The different components of compound financial instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

For instruments issued by historical Alcatel, the financial liability component was valued on the issuance date at the present value  (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in shareholders’ equity is equal to the difference between the debt issue amount and the financial liability component.

The financial liability component of Lucent’s convertible bonds was computed at present value on the merger closing date, using the method as described in the preceding paragraph, taking into account the contractual maturity dates . The difference between the fair value of the convertible bonds and the corresponding financial liability component was accounted for in shareholders’ equity.

In accordance with IAS 32 AG33 and AG34 requirements, the consideration paid in connection with an early redemption of a compound financial instrument is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

(n) Deferred taxation

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in shareholder’s equity or in net income (loss) for the year in which the tax rate change is enacted.

Deferred tax assets are recorded in the consolidated balance sheet when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

-

existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal,

-

forecasts of future tax results,

-

the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future,

-

historical data concerning recent years’ tax results, and

-

if required, tax planning strategy, such as the planned disposal of undervalued assets.

As a result of a business combination, an acquirer may consider it probable that it will recover its own deferred tax assets that were not recognized before the business combination. For example, an acquirer may be able to utilize the benefit of its unused tax losses against the future taxable profit of the acquiree. In such cases, the acquirer recognizes a deferred tax asset, but does not include it as part of the accounting for the business combination, and therefore does not take it into account in determining the goodwill or the amount of any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the combination.

In addition, if the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria in IFRS 3 for separate recognition when a business combination is initially accounted for, but is subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss in the income tax benefit (expense) line item. In addition, the acquirer must:

•

reduce the carrying amount of goodwill to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition date; and

•

recognize the reduction in the carrying amount of goodwill as an expense.

If any deferred tax assets related to the merger with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the statement of income (for the tax losses not yet recognized related to both historical Alcatel and Lucent entities), but the goodwill will be reduced accordingly (for the tax losses related to Lucent entities only).

Amounts of reduction of goodwill already accounted for in the purchase price allocation related to the acquisition of Lucent are disclosed in note 9.

(o) Revenues

Revenues include net sales and service revenues from the Group’s principal business activities, net of value added taxes (VAT) and income due from licensing fees and from income grants, net of VAT.

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts  and contracts including software. Judgment is also needed in assessing the collectibility of corresponding receivables.

Revenues from the sale of goods and equipment are recognized when persuasive evidence of an arrangement with the customer exists, delivery has occurred, the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements in which the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

Under IAS 11, construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings, are determined on a contract-by-contract basis. If the amount is positive, it is included as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is included as a liability under “amount due to customers on construction contracts”.

Software revenue recognition rules (as prescribed by the AICPA’s SOP 97-2) are applied for revenues generated from licensing, selling or otherwise marketing software solutions when the software is sold on a standalone basis, or when the software is embedded with the Group’s hardware and the software is considered more than incidental. In multiple-element arrangements, where software is considered more than incidental, the fair value of an undelivered element is determined using vendor-specific objective evidence (VSOE) of fair value. If VSOE of fair value cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until either such criteria are met or the last element is delivered, or revenue is deferred and recognized ratably over the service period if the last undelivered element is a service.

For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period. Revenue from other services is generally recognized at the time of performance.

For product sales made through retailers and distributors, assuming all other revenue recognition criteria have been met, revenue is recognized upon shipment to the distribution channel, if such sales are not contingent on the distributor selling the product to third parties and the distribution contracts contain no right of return. Otherwise, revenue is recognized when the reseller or distributor sells the product to the end user.

Product rebates or quantity discounts are deducted from revenues, even in the case of promotional activities giving rise to free products.

Revenue in general is measured at the fair value of the consideration received or to be received. Where a deferred payment has a significant impact on the calculation of fair value, it is accounted for by discounting future payments.

The assessment of collectibility is critical in determining whether revenue or expense should be recognized. As part of the revenue recognition process, the Group assesses whether it is probable that economic benefits associated with the transaction will flow to the Group. If the Group is uncertain as to whether economic benefits will flow to the Group, revenue is deferred and recognized on a cash basis. However, if uncertainty arises about the collectibility of an amount already included in revenue, the amount in respect of which recovery has ceased to be probable is recognized as an expense in “cost of sales”.

(p) Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment

Alcatel-Lucent has considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

-

Elements that are both very infrequent and material, such as a major impairment of an asset (for example, the impairments of assets accounted for in 2004 and 2006 following the Group's decision to shut down specific product lines or resulting from material changes in the recoverable value of these assets), a disposal of investments (such as the capital gain related to the Space business accounted for in 2005), the settlement of litigation having a material impact or a major amendment of a pension or other post-retirement plan.

-

Elements that are by nature unpredictable in their amount and /or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. For example, restructuring charges have shown dramatic changes from one period to the other.

Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids, valuation allowances on receivables (including the two categories of vendor financing as described in note 1v) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before reduction of goodwill related to realized unrecognized tax loss carry forwards income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

(q) Finance costs

This item includes interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), and all cash and similar items (cash, cash equivalents and marketable securities).

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

(r) Structure of consolidated balance sheet

Most of the Group's activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (including other inventories and work in progress and trade receivables and related accounts) and current liabilities (including other provisions, customers' deposits and advances, trade payables and related accounts) without distinction between the amounts due within one year and those due after one year.

(s) Financial instruments and derecognition of financial assets

Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

The accounting policies applied to currency hedge-related instruments are detailed in note 1e.

Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are measured at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and are offset by equivalent changes in the interest rate swaps for the effective part of the hedge.

Derecognition of financial assets:

A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is either totally or partially derecognized  (removed from the balance sheet) when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in note 14.

(t) Cash and cash equivalents

In accordance with IAS 7 “Cash Flow Statements”, cash and cash equivalents in the consolidated statements of cash flows includes cash (cash funds and term deposits) and cash equivalents (short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible changes of value). Cash and cash equivalents in the statement of cash flows does not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).

Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.

Cash and cash equivalents in the balance sheet correspond to the cash and cash equivalents defined above.

(u) Marketable securities

Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments : Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in other financial income (loss)). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

(v) Customer financing

The Group undertakes two types of customer financing:

-

financing relating to the operating cycle and directly linked to actual contracts;

-

longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

The first category of financing is accounted for in "Other current or non current assets, net".

The second category of financing is also accounted for in "Other current or non-current assets, net". The second category was previously presented (that is, before December 31, 2006) in “Other non-current financial assets, net”. Changes in these two categories of assets are included in cash flows from operating activities in the consolidated statement of cash flows. Changes in the second category were previously presented (that is, before December 31, 2006) in cash flows from investing activities in the consolidated statement of cash flows and are now presented in the line item “decrease (increase) in vendor financing loans” in cash flows from operating activities.

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.

(w) Stock options

In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date.  It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (also included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement.

Stock option fair value is calculated using the Cox-Ross-Rubinstein binomial model. This model permits consideration of the option’s characteristics, such as exercise price and expiry date, market data at the time of issuance, such as the interest rate on risk-free securities, share price, volatility and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise.

Only options issued after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 are accounted for according to IFRS 2.

The impact of applying IFRS 2 on net income (loss) is accounted for in “cost of sales”, “research and development costs” or “administrative and selling expenses” depending on the functions of the beneficiaries.

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital). The sum of these two amounts (fair value of outstanding stock options less deferred compensation), equivalent to the fair value of vested options, is taken into account in the cost of the business combination.

Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.

(x) Assets held for sale and discontinued operations

A non-current asset or disposal group (group of assets or a cash generating unit) to be sold is considered as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for sale and its sale must be highly probable. These assets or disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a separate major line of business or geographical area of operations for the Group that is either being sold or is being held for sale. The net income (loss) and statement of cash flow elements relating to such discontinued operations are presented in specific captions in the consolidated financial statements for all periods presented.

(y) Accounting standards and interpretations that have been published but are not yet effective

As of June 30, 2007, there were no IFRS accounting standards and interpretations that had been published and adopted by the European Union but were not yet effective, which have been applied by Alcatel-Lucent earlier than the effective date. The Group has not applied  IFRS 8 regarding operating segment as this standard has not yet been adopted by the European Union.

(z) Interim consolidated financial statements

Seasonal nature of activity

Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the IFRS accounting principles, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.

Income tax

For interim financial statements, the income tax charge (current and deferred) is calculated by applying the estimated effective annual tax rate for the year under review to net income for the period for each entity or tax grouping.

Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that those assets will be realized in the future.

Note 2

Principal uncertainties regarding the use of estimates

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. However, subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

(a) Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

Accumulated valuation allowances on inventories and work in progress were € 440 million at June 30, 2007 (€ 378 million at December 31, 2006 and € 419 at June 30, 2006).

The impact of inventories and work in progress write down on income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of € 62 million for the six month period ended June 30, 2007 (a net charge of € 77 million in 2006 and a net charge of € 28 million for the six month period ended June 30, 2006).

(b) Impairment of customer receivables

An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on Alcatel-Lucent future results. Accumulated impairment losses on outstanding customer receivables were € 197 million at June 30, 2007 (€ 192 million at December 31, 2006 and € 221 million at June 30, 2006). The impact of impairment losses on customer receivables on income (loss) before tax, related reduction of goodwill and discontinued operations, was a net charge of € 9 million for the six month period ended June 30, 2007 (€ 18 million in 2006 and a net gain of € 5 million for the six month period ended June 30, 2006).

(c) Capitalized development costs, goodwill and other intangible assets

Capitalized development costs

The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

Impairment losses of € 38 million have been accounted for during the six month period ended June 30, 2007 mainly related to UMTS (Universal Mobile Telecommunications Systems) business (impairment loss of €104 million and write offs amounting to € 197 million were accounted for in capitalized development costs in 2006, and no impairment loss was accounted for in the six month period ended June 30, 2006).

Goodwill and intangible assets

Goodwill amounting to € 7,716 million and intangible assets amounting to € 4,547 million were accounted for as of June 30, 2007 as a result of the Lucent business combination as described in note 3. Using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment, an independent appraiser determined the fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired. If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. Goodwill and intangible assets related to the Lucent transaction are preliminary and subject to change. Adjustments recognized in the current period are described in note 3.

Impairment losses of € 307 million have been accounted for during the six month period ended June 30, 2007 mainly related to UMTS business (an impairment loss of € 40 million and write-offs amounting to € 233 million were accounted against intangible assets in 2006 and no impairment loss was accounted for in the six month period ended June 30, 2006).

As indicated in note 1g, in addition to the annual goodwill impairment tests, timely impairment tests are carried out if we have indications of a reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.

In light of the recent decrease in the value of our shares, we will monitor over the next months whether we anticipate that the current level of our share price will continue. If this situation is not temporary, we may be in a position to perform an additional impairment test of goodwill before year-end. If that test indicates that the carrying amount may not be recoverable, we could potentially recognize some impairment losses on goodwill.

Net goodwill is € 10,318 million at June 30,2007 (€ 10,827 million at December 31, 2006 and € 3,735 million at June 30, 2006). Other intangible assets, net were € 4,849 at June 30, 2007 (€ 5,441 at December 31, 2006 and € 875 million at June 30, 2006).

(d) Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use and its fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. Impairment losses of € 91 million have been accounted for during the six month period ended June 30, 2007 mainly related to UMTS business and real estate properties to be disposed of (no significant impairment losses was recorded in 2006).

When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

(e) Provision for warranty costs and other product sales reserves

Provisions are recorded for (1) warranties given to customers on Alcatel-Lucent products, (2) expected losses at completion and (3) penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

Product sales reserves obligations represent € 757 million at June 30, 2007, of which € 180 million related to construction contracts (see note 12) (€ 670 million at December 31, 2006, of which € 71 million related to construction contracts and € 653 million at June 30, 2006, of which € 151 million related to construction contracts). For further information on the impact on the six month period ended June 30, 2007 income (loss) of the change in these provisions, see notes 12 and 15.

(f) Deferred taxes

Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

At June 30, 2007, deferred tax assets were € 1,579 million of which € 863 million relate to the United States (excluding Lucent), € 23 million with respect to Lucent (mainly related to the United States but also, due to our sub-consolidation at the Lucent level, related to other countries where there are Lucent subsidiaries) and € 359 million to France (€ 1,700 million at December 31, 2006, of which € 746 million related to the United States and € 372 million to France and € 1,670 million at June 30, 2006, of which € 795 million related to the United States and € 401 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent balance sheet and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities have been recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in the future Group's income statements as and when such differences are amortized. The remaining deferred tax liabilities related to Lucent as of June 30, 2007 is € 1,972 million.

As prescribed by IFRS, Alcatel-Lucent has a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that have not been recognized in Lucent’s historical financial statements should be recognized in the financial statements of the combined company. If any deferred tax assets related to the merger (resulting from the combined company’s unrecognized tax losses) are recorded in future financial statements of the combined company, the impact will be accounted for (as income) in the income statement. However, in addition, goodwill will be reduced (resulting in an expense) for that part of the losses recognized relating to Lucent’s tax losses.

On the other hand, as a result of a business combination, a former Alcatel entity may consider that it becomes probable that it will recover its own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the acquiree. In such cases, Alcatel-Lucent would recognize a deferred tax asset but does not include it as part of the accounting for the business combination. It could therefore have a positive impact on Alcatel-Lucent future net results.

(g) Pension and retirement obligations and other employee and post-employment benefit obligations

Due to the acquisition of Lucent, Alcatel-Lucent results of operations will include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions. The net effect of pension and post-retirement benefits included in Alcatel-Lucent income (loss) before tax, related reduction of goodwill and discontinued operations, was a € 50 million reduction in income during fiscal 2006 and a € 456 million increase in income during the six month period ended June 30, 2007.

In the U.S., there have been several developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

Lucent has taken various actions to reduce its share of retiree health care costs during recent periods, including the shifting of certain costs to its retirees. Lucent’s retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of Lucent total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001. Lucent collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with Lucent current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a $ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between the Lucent and the unions.

Under IFRS, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of the cumulative unrecognized net actuarial losses and past service cost, the present value of any available refunds from the plan, and any reduction in future contributions to the plan.  As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a refund from the related plans.  The funded status of the formerly represented retiree health care obligation of € 1,791 million, the present value of Medicare Part D subsidies of approximately € 309 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of € 738 million have been considered in determining the asset ceiling limitation for Lucent's pension plans as of June 30, 2007.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter.  As of the January 1, 2007 valuation date there were approximately € 1.6 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 1.2 billion would be available for conventional transfers). Lucent has assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize more pension plan assets for Section 420 transfers (collectively bargained transfers) than are currently available as of December 31, 2006.  Changes in plan asset values, funding levels or legislation could result in significant changes in the asset ceiling that will impact our equity.

(h) Revenue recognition

As indicated in note 1o, revenue is measured at the fair value of the consideration received or to be received when the company has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence ("VSOE") to determine the fair value of the various elements of the arrangement.

Some of the Group's products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of SOP 97-2 requires the use of significant professional judgment. Further, the Group believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE cannot be obtained.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see note 2b above).

Note 3

Changes in consolidated companies

The main changes in consolidated companies for the six month period ended June 30, 2007 were as follows:

•

On January 5, 2007, the Group completed the contribution to Thales of our railway signalling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services, as described below. The allocation of the purchase price of Thales shares is preliminary and not yet finalized as of June 30, 2007.

•

Our ownership interest in two joint ventures in the space sector were sold to Thales in April 2007 for € 670 million in cash, corresponding to the preliminary selling price that will be subject to adjustment in 2009.

•

The adjustments recognized in the current period that relate to the business combination with Lucent detailed in the main 2006 changes in consolidated companies are as follows:

	As of December 31, 2006	As of June 30, 2007	Difference
	(In millions of euros)
Cost of the business combination (A)	9,891	9,895	4 (1)
Net assets acquired (B)	1,840	2,179	339 (2)
Goodwill (A) – (B)	8,051	7,716	(335)

__________

(1) Relates to changes in the estimated transaction cost.

(2) Of which:

-

change in the fair value of intangible assets : € 94 million,

-

change in the fair value of property, plant and equipment : € (204) million,

-

increase of deferred tax assets recognized :€ 182 million in connection with the option elected in accounting for pension and other employee benefits (see note 1k),

-

reduction of goodwill due to the recognition of deferred tax assets for an amount of € 185 million in connection with the post-retirement benefit plan amendment detailed in note 19,

-

decrease of the goodwill in connection with the change in deferred taxes associated to other adjustment : € 77 million,

-

other adjustments : € 5 million.

The impact of these adjustments on the net profit (loss) of the current period is not material.

All these adjustments, with the exception of the adjustment related to the post-retirement benefit plan amendment, are reflected in the balance sheet as of December 31, 2006.

As the allocation of the purchase price is still preliminary and not yet finalized and as the determination of the use of unrecognized deferred tax assets is related to some valuations that are determined on a yearly basis (such as the pensions and post-retirement benefits for all entities of the Group), management has decided to postpone the adjustment of these deferred tax assets and the associated reduction of the goodwill to the last quarter of 2007. On the other hand, the recognition of initially unrecognized tax assets related to other events (such as the post-retirement benefit plan amendment described in note 19) and the related reduction of goodwill are taken into account. This decision had no material impact on the goodwill impairment losses accounted for in the period ended June 30, 2007.

The main changes in consolidated companies for 2006 were as follows:

•

On January, 27 2006, historical Alcatel acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of USD 122 million in cash. This company is consolidated under the equity method and its contribution to Alcatel-Lucent’s 2006 net income is not significant. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 was € 37 million.

•

On April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive merger agreement. Completion of the merger took place on November 30, 2006 and Lucent became a wholly owned subsidiary. As a result, historical Alcatel, the parent company changed its name to Alcatel-Lucent.

Under the terms of the agreement, Lucent shareholders received 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel-Lucent for every common share of Lucent that they held, which resulted in the issuance of 878 million shares at a stock price of € 10.16 (historical Alcatel’s closing share price on Euronext as of November 29, 2006).

Alcatel-Lucent remains headquartered in Paris although its North American operations are based in New Jersey, U.S.A.  Bell Labs remains headquartered in New Jersey.

Alcatel-Lucent formed a specific U.S. subsidiary, subject to reinforced confidentiality and security conditions, to hold certain contracts with U.S. government agencies. This company has a board of directors, comprised of three individuals who have no prior relationship with Alcatel-Lucent except as otherwise allowed by the US Department of Defense.

The initial cost of the business combination as accounted for as of December 31, 2006 is detailed in the following table:

Number of Lucent common shares outstanding as of November 30, 2006	4,498,666,060
Exchange ratio per share (1,952 Alcatel-Lucent ordinary shares exchanged for 10,000 Lucent common shares tendered)	0.1952
Total number of Alcatel-Lucent ordinary shares issued	878,139,615
Multiplied by historical Alcatel’s stock price (in euros) as of the effective date	10.16
Fair value of Alcatel-Lucent ordinary shares issued (in millions of euros)	8,922
Fair value of the issuable equity instruments relating to Lucent’s compound financial instruments	761
Fair value of outstanding Lucent warrants	35
Fair value of outstanding Lucent stock options and similar equity awards	133
Transaction costs (in millions of euros)	40
Cost of the business combination (in millions of euros)	9,891

The number of issuable equity instruments assumed in connection with this business combination is as follows:

•

Issuable ordinary shares related to Lucent’s compound financial instruments: 159,371,932;

•

Issuable ordinary shares related to outstanding Lucent stock options and similar equity awards: 60,767,243;

•

Issuable ordinary shares related to Lucent's outstanding warrants: 38,907,871.

The fair value of the outstanding stock options and similar instruments was determined as prescribed by IFRS 2 – Share-based payment and as described in note 1w above.

The fair value of the issuable equity instruments related to Lucent's compound financial instruments corresponds to the equity component amount of such instruments. The equity component has been computed as described in note 1m above.

Under the purchase method, Alcatel-Lucent allocated the purchase price to tangible assets, liabilities assumed, and intangible assets, based on their estimated fair values. The excess of the purchase price over historical Alcatel’s interest (as the acquirer) in the net fair value of Lucent’s (as the acquiree) identifiable assets and liabilities was recorded as goodwill.

The fair value assigned to intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased intangible assets are amortized on a straight-line basis over their respective useful lives.

The cost of the business combination was allocated using the information currently available. As a result, Alcatel-Lucent may continue to adjust the preliminary purchase price allocation upon obtaining more information regarding, among other things, asset valuations, liabilities and contingent liabilities assumed, and revisions of preliminary estimates, in particular as they relate to the determination of the fair value of acquired intangible assets. Consequently, the purchase price allocation will be finalized in 2007. Changes of the preliminary purchase price allocation that were booked in 2007 are presented at the beginning of this section.

The factors that contributed to a cost that results in the recognition of goodwill are primarily the asset ceiling impact of € 1,732 million and the fact that no deferred tax asset has been recognized in respect of the income tax loss carryforwards of the acquired entity (refer to note 1n and note 9). On the other hand, a net deferred tax liability has been accounted for in the purchase price allocation of € 2,405 million.

The preliminary allocation of the purchase price as accounted for as of December 31, 2006 is as follows:

	Lucent’s carrying amount (1)	Fair value (2)	Useful lives
(In millions of euros except useful lives expressed in number of years)
Cash and cash equivalents and marketable securities	2,814	2,814	-
Property, plant and equipment	920	1,180	1-40 years
Goodwill	389	-	-
Acquired technologies	267	2,737	5-10 years
In process research & development	-	440	5-7 years
Customer relationships – long term	-	938	5-8 years
Customer relationships – short term (backlog)	-	197	13 months
Trade names	-	501	Indefinite
Inventories	636	1,060	(3)
Trade and other receivables	760	760	-
Payables and advanced billings	(1,082)	(1,071)	-
Pensions, retirement indemnities and other post-retirement benefits	114	(1,601)	-
Bonds and notes issued	(3,885)	(3,099)	-
Provisions	(950)	(951)	-
Deferred taxes	92	(2,405)	-
Deferred compensation (unvested outstanding stock options)	-	37	-
Other assets and liabilities	141	303	-
Net assets acquired	216	1,840

__________

(1) Amounts indicated are the carrying values under U.S. GAAP.

(2) Amounts indicated in this column include both purchase price allocation adjustments and conversion of Lucent’s U.S. GAAP historical data to IFRS.

(3) Estimated liquidation period of the inventory step-up is 6 months.

Determination of the goodwill:

Amount
(In millions of euros)
Cost of the business combination (A)	9,891
Net assets acquired (B)	1,840
Goodwill (A) – (B)	8,051

The business acquired from Lucent contributed € 278 million to net loss including adjustments subsequent to purchase accounting entries (such adjustments primarily include an amortization of intangible and tangible assets for an amount of € 60 million before tax, the partial liquidation of the inventory step-up for € 167 million before tax, the restructuring costs described in the following paragraph for an amount of € 234 million before tax and a positive tax impact of €179 million) for the period from December 1, 2006 to December 31, 2006.  If the acquisition had occurred on January 1, 2006, assuming no other change to the business because the transaction occurred during the year, and based upon accounting principles previously applied in 2006, the Group's revenue would have been € 18,254 million, the income (loss) from operating activities would have been a loss of € (988) million, the net loss would have been € (231) million, and the basic and diluted earnings per share would have been € (0.12) including adjustments subsequent to purchase accounting entries (such adjustments primarily include amortization of intangible and tangible assets for an amount of € 606 million before tax, the liquidation of the inventory step-up for an amount of € 451 million before tax, the restructuring costs described in the following paragraph for an amount of € 246 million before tax and a positive tax impact of € 508 million).

Pursuant to the merger with Lucent and to the acquisition of Nortel Networks Corporation's (“Nortel”) UMTS radio access business (see description of the transaction below), certain of Lucent’s product lines were abandoned. The corresponding asset write-off, as well as the estimated associated costs to which the Group was committed at period end, have been recorded in restructuring costs at € 234 million (based upon current assumptions at the closing date of the balance sheet at December 31, 2006).

•

During the second quarter 2006, Alcatel acquired privately-held VoiceGenie for € 30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing USD 12 million of depreciable intangible assets and USD 19 million of goodwill, with the net assets of this company amounting to USD 7 million at the acquisition date (of which USD 4 million of cash and cash equivalents). The contribution of this company to Alcatel-Lucent’s 2006 results was not significant.

•

On April 5, 2006, historical Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of Alcatel's ownership interest in two joint ventures in the space sector, its railway signaling business and its integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

On December 1, 2006, Alcatel-Lucent and Thales signed a final agreement. This agreement follows the signature of a new Space Alliance agreement between Thales, Alcatel-Lucent and Finmeccanica, in which Finmeccanica agreed to the transfer to Thales of Alcatel-Lucent’s share in Alcatel Alenia Space and Telespazio.

The transaction primarily consisted of the contribution and disposal by Alcatel-Lucent to Thales of the following assets:

1. In the Space sector:

-

Alcatel-Lucent's 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of combining historical Alcatel's and Finmeccanica's Space assets, the latter holding a 33% stake).

-

Alcatel-Lucent's 33% share in the capital of Telespazio, a worldwide leader in satellite services, of which 67% is held by Finmeccanica.

With respect to this contribution of the space activities, a cash payment of € 670 million was made to Alcatel-Lucent, subject to an adjustment to be made by an independent expert at the beginning of 2009, which may trigger an upward value adjustment.

2. In the domain of critical systems for security:

-

The Transport Systems activities, a worldwide leader in signaling solutions for rail transport and urban metros.

-

Critical Systems Integration activities not dedicated to operators or suppliers of telecommunications services and covering mainly the transport and energy sectors.

On January 5, 2007, with respect to this transfer, 25 million new Thales shares were issued in favor of Alcatel-Lucent, and Alcatel-Lucent received a cash payment of € 40 million. As a result of the issuance of the shares, Alcatel-Lucent increased its shareholdings to 20.95%, which continue to be accounted for as an investment in associates, and the French State remained the main shareholder with a 27.29 % stake (held directly or indirectly).

The assets envisaged for the contribution and disposal were accounted for as assets held for sale in the consolidated financial statements at December 31, 2006, as the criteria for classification in “assets held for sale” as defined by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” were met at the balance sheet date and as some of the remaining uncertainties as of September 30, 2006 had then been cleared (i.e. signature of a final agreement between historical Alcatel and Thales, receipt of Finmeccanica’s waiver concerning the transfer of Spatial business assets, receipt of French State approval, etc.)

The assets contributed or disposed of to Thales were considered as one single transaction and one disposal group of assets as defined by IFRS 5 based upon the following facts and circumstances:

-

the transaction was a global transaction that had to be carried out in two phases with two closing dates due exclusively to the European Commission’s authorization process concerning the Space business;

-

the Space activities disposal was contingent on the assets contribution of Transport Systems and Critical Systems Integration, and

-

the amount of € 670 million concerning the disposal of the Space business was considered as a preliminary payment of the selling price (as an external expert will establish the definitive price in 2009) and is therefore not entirely representative of the market price of this business. It is one of the reasons why Alcatel-Lucent had no intention of disposing of the Space business without including it in the larger transaction defined in the Master Agreement.

As the fair value less costs to sell of this disposal group is higher than the carrying amount, such carrying amount was not adjusted as of December 31, 2006. All net assets to be disposed of/contributed to Thales were isolated on the two specific line items related to discontinued operations in the consolidated balance sheet (that is, “Assets held for sale” and “Liabilities related to disposal groups held for sale”) as of December 31, 2006. The 2006 result of the disposal group was presented in the “Income (loss) from discontinued operations” line item in the consolidated income statement and the prior periods consolidated income statements have been re-presented accordingly. Detailed impacts are presented in note 9.

The capital gain related to this disposal and the difference between the preliminary selling price of the Space business (as described above) and its carrying value, was accounted for during the first quarter 2007.

•

On September 1, 2006, historical Alcatel announced that it had signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for USD 320 million.

On December 4, 2006, Alcatel-Lucent announced that it had signed a final agreement with Nortel.

On December 31, 2006, Alcatel-Lucent completed the acquisition of Nortel’s UMTS radio access business (UTRAN) and related assets.

Pursuant to the transaction, Alcatel-Lucent acquired Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts for USD 320 million. Approximately 1,700 of the employees of Nortel’s UMTS access business were transferred to Alcatel-Lucent.

The assets acquired from Nortel were considered as a business as defined in IFRS 3 and the purchase price was allocated as follows:

Amount
(In millions of euros)
Cost of the business combination (A):
- Gross consideration	250
- Working capital credit and other price adjustments	(18)
Cost of the business combination to be allocated	232
Net assets acquired at fair value (B):
- Fixed assets	38
- Inventories	15
- In process research and development	24
- Acquired technologies	103
- Customer relationships	41
- Other assets and liabilities	-
Net assets acquired	221
Goodwill (A) – (B)	11

The above described allocation of the cost of the business combination is preliminary and may be amended in the second half of 2007.

The carrying value of the net assets acquired on Nortel’s books is not known.

As the transaction was completed as of December 31, 2006, the contribution to the 2006 net result of this business was zero with the exception of the impacts described in the following section.

Nortel indicated that the 2006 UMTS Access ("UA") revenues associated with the assets sold were approximately US$ 660 million.

As the technologies acquired are duplicating some of the technologies that Alcatel has already developed and capitalized and some of Lucent’s technologies corresponding to certain intangible assets that were fair valued in the purchase price accounting, an impairment loss was recorded, once the contemplated deal with Nortel and the merger with Lucent had been completed and the decisions to keep or to abandon all or some of these technologies had been taken. The corresponding write-off and the estimated associated future costs for which Alcatel-Lucent was already committed at December 31, 2006 represented a total amount of € 494 million that has been accounted for in "restructuring costs" in the income statement.

•

During the third quarter 2006, Alcatel and Finmeccanica agreed upon the price adjustments to be made to the values assigned at the time of their contributions to Alcatel Alenia Space and Telespazio. These adjustments resulted in a € 37.5 million reduction in goodwill and in an increase in the gain on disposal of € 15 million.

Note 4

Change in accounting policy and presentation

Change in accounting policy

On January 1, 2007, Alcatel-Lucent adopted (with retrospective effect from January 1, 2005) the option offered by amendment to IAS 19 “Employee benefits – Actuarial gains and losses, group plans and disclosures”, to immediately recognize all actuarial gains and losses and any adjustment arising from an asset ceiling, net of deferred tax effects, in the period in which they occur outside the income statement in the Statement Of Recognised Income and Expense (SORIE) disclosed on page 6. Management believes that the change will more fairly present the fair value of assets and liabilities related to retiree benefits in the company’s balance sheet and eliminate significant volatility in its results of operations for certain plans, the participants of which are all, or almost all, fully eligible to receive benefits.

Previously, Alcatel-Lucent applied the corridor method, under which actuarial gains and losses exceeding 10% of the greater of (i) the benefit obligation or (ii) the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees participating in the plans. The impact of the limitation in the value of plan assets to the lower of: (i) the value resulting from applying IAS 19 – Employee Benefits prior to the Group’s adoption of the option provided by the amendment to IAS 19, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan (arising from asset ceilings) was accounted for in the income statement.

The impact of this change in accounting policies on the balance sheet in the prior periods is as follows:

	June 30, 2006	December 31, 2006
	(In millions of euros)
Prepaid pension costs	225	701
Assets held for sales	-	10
Deferred tax assets (liabilities)	(80)	(291)
Pensions, retirement indemnities and other post-retirement benefits	(268)	(36)
Shareholders’ equity attributable to equity holders of the parent	(121)	387
Minority interests	(2)	(3)

The impact on the income statements in the prior periods is as follow :

	Six months ended June 30,2006	Year ended December 31, 2006
	(In millions of euros)
Income (loss) from operating activities	(4)	(8)
Other financial income (loss)	7	78
Income tax (expense) income	-	-
Net result	3	70
Basic earnings per share	0.00	0.05
Diluted earnings per share	0.00	0.05

Change in presentation

Beginning January 1, 2007, the Group will present sales incentives under “administrative and selling expenses” and not in “cost of sales” as previously presented by historical Alcatel. If such a classification had been applied in 2006, ”administrative and selling expenses” would have increased and “cost of sales” would have decreased by €87 million in 2006 and € 43 million for the first half of 2006.

Note 5

Information by business segment and by geographical segment

(a) Information by business segment

Six months ended June 30, 2007	Carrier	Enterprise	Services	Other	Total Group
Total - Revenues	5,943	747	1,376	142	8,208
Of which : - Wireline	2,792
- Wireless	2,441
- Convergence	710
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(695)	43	(17)	(119)	(788)
Restructuring costs	(299)	(10)	(85)	(116)	(510)
Impairment of assets	(426)	-	-	-	(426)
Post-retirement benefit plan amendment	-	-	-	265	265
Gain/(loss) on disposal of consolidated entities	-	-	-	-	-
Income (loss) from operating activities	(1,420)	33	(102)	30	(1,459)

Six months ended June 30, 2006	Carrier	Enterprise	Services	Other	Total Group
Total - Revenues	4,115	671	672	60	5,518
Of which : - Wireline	2,060
- Wireless	1,388
- Convergence	667
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	261	44	93	(31)	367
Restructuring costs	(21)	2	-	(8)	(27)
Impairment of assets	-	-	-	-	-
Gain/(loss) on disposal of consolidated entities	-	-	-	-	-
Income (loss) from operating activities	240	46	93	(39)	340

(b) Information by geographical segment

	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A	Other Americas	Rest of World	Consolidated
	(In millions of euros)
Six months ended June 30, 2007 - Revenues
— by geographical market	503	1,750	423	1,364	2,673	692	803	8,208

Six months ended June 30, 2006 - Revenues
— by geographical market	534	1,271	434	864	1,059	458	898	5,518

Note 6

Share-based payment (stock option plans)

Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those stock options that were fully vested at December 31, 2004 will not result in a charge due to the adoption of IFRS in subsequent accounting periods.

By simplification, during the vesting period and as a result of employees leaving the Group, option cancellations are not considered when determining compensation expense for stock options granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of option cancellations is recognized when the cancellation is made. For options cancelled before the end of the vesting period, this can mean reversing the expense, recognized in prior accounting periods, in the period following the cancellation.

Options cancelled after the vesting period and options not exercised do not result in reversing expenses previously recognized.

- Fair value of granted options

The fair value of stock options is measured using the Cox-Ross-Rubinstein Binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration including that all options will not be systematically exercised by the end of the exercise period. The expected volatility is determined as being the implied volatility at the grant date.

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

•

expected volatility: 60 % for the March 2003 plan, 40% for the March 2004 and March 2005 plans, 32% for the March 2006 plan and 33% for the March 2007 plan;

•

risk-free rate: 3.84% for the March 2003 plan, 3.91% for the March 2004 plan, 3.50% for the March 2005 plan, 3.50% for the March 2006 plan and 4% for the March 2007 plan;

•

distribution rate on future income: 0 % in 2003, 2004 and 2005, 1 % for March 2006 plan and 0.8 % for later years.

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

-

March 2003 plan with an exercise price of € 6.70 : fair value of € 3.31;

-

March 2004 plan with an exercise price of  € 13.20 : fair value of € 5.06;

-

March 2005 plan with an exercise price of  € 10.00 : fair value of € 3.72;

-

March 2006 plan with an exercise price of  € 11.70 : fair value of € 3.77;

-

March 2007 plan with an exercise price of € 9.10 : fair value of € 3.04;

-

Other plans have fair values between € 2.89 and € 4.90 and a weighted average fair value of € 3.73.

- Impact on net income (loss) of share-based payments resulting from stock option or stock purchase plans

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006
	(In millions of euros)
Compensation expense for share-based payments	48	30	63
These amounts are presented in the income statement under the following captions :
- cost of sales	11	10	19
- administrative and selling expenses	25	12	28
- research and development costs	12	8	16

The entire expense recognized in application of IFRS 2 concerns share-based payments settled in shares. None of these transactions results in the outflow of cash.

- Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:

The following rules are applicable to all plans granted by historical Alcatel in 2003, 2004, 2005, 2006 and by Alcatel-Lucent in 2007:

-

Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48th of the options are vested if the employee remains employed by the Group.

-

Exercise period depends on countries: in some countries, stock options can be exercised as soon as they are vested; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Certain plans that existed in companies acquired in a business combination have been converted into historical Alcatel subscription stock option plans or stock purchase plans. The vesting conditions are not necessarily aligned to historical Alcatel’s vesting conditions.

Conditions of settlement:

All stock options granted are exclusively settled in shares using new shares.

Number of options granted and changes in number of options

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

	2003 Plans		2004 Plans		2005 Plans		2006 Plans		2007 Plans		Total
	(in number of options)
Exercise price	€ 6.70	€ 7.60 to 11.20	€ 13.20	€ 9.80 to 13.10	€ 10.00	€ 8.80 to 11.41	€ 11.70	€ 9.30 to 12.00	€ 9.10	€ 10.00
Exercise period FromTo	07/03/04 07/03/07 06/03/11 06/03/11	18/06/04 01/12/07 17/06/11 30/11/11	10/03/05 10/03/08 09/03/12 09/03/12	01/04/05 01/12/08 31/03/12 30/11/12	10/03/06 10/03/09 09/03/13 09/03/13	03/01/06 01/09/09 02/01/13 31/08/13	08/03/07 08/03/10 07/03/14 07/03/14	15/05/07 08/11/10 14/05/14 07/11/14	28/03/08 28/03/11 27/03/15 27/03/15	01/03/08 01/03/11 28/02/15 28/02/15
Outstanding at December 31, 2004	12,079,954	536,493	17,370,250	775,500	-	-	-	-	-	-	30,762,197
Granted	-	-	-	-	16,756,690	848,250	-	-	-	-	17,604,940
Exercised	(1,172,079)	(10,050)	-	(300)	-	-	-	-	-	-	(1,182,429)
Forfeited	(357,667)	(44,854)	(1,017,737)	(74,592)	(707,210)	(26,200)	-	-	-	-	(2,228,260)
Expired	-	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	10,550,208	481,589	16,352,513	700,608	16,049,480	822,050	-	-	-	-	44,956,448
Granted	-	-	-	-	-	-	17,009,320	581,150	-	-	17,590,470
Exercised	(1,579,975)	(33,224)	(700)	(14,551)	(158,438)	(9,773)	-	-	-	-	(1,796,661)
Forfeited	(271,661)	(76,114)	(1,131,200)	(75,968)	(654,528)	(103,780)	(482,130)	(7,100)	-	-	(2,802,481)
Expired	-	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	8,698,572	372,251	15,220,613	610,089	15,236,514	708,497	16,527,190	574,050	-	-	57,947,776
Granted	-	-	-	-	-	-	-	-	40,078,421	204,584	40,283,005
Exercised	(972,810)	(7,865)	-	(7,148)	(127,742)	(5,465)	-	-	-	-	(1,121,030)
Forfeited	(154,142)	(13,042)	(535,121)	(78,768)	(492,832)	(56,398)	(627,386)	(32,025)	-	-	(1,989,714)
Expired	-	-	-	-	-	-	-	-	-	-	-
Outstanding at June 30, 2007	7,571,620	351,344	14,685,492	524,173	14,165,940	646,634	15,899,804	542,025	40,078,421	204,584	95,120,037
Of which could be exercised	7,571,620	321,734	11,931,962	393,130	8,221,466	323,317	4,968,689	135,506	-	-	33,867,424
Average share price at exercise during the period	9.85	10.12	-	10.41	10.46	10.34	-	-	-	-	9.93

For Lucent stock option plans covered by IFRS 2, the changes in number of stock options generating compensation expense are:

	Lucent plans						Total
	(in number of options)
Exercise price	€ 9.35	€ 10.89	€ 15.28	€ 12.40	€ 0.28 to 10.00	€ 10.01 to 20.00
Exercise period FromTo	01/11/07 31/10/13	01/12/06 30/11/12	01/12/06 30/11/11	01/12/06 30/11/10	01/12/06 03/12/06 03/05/14	01/12/06 01/12/06 01/02/14
Outstanding at December 1, 2006	6,088,483	4,569,566	5,953,537	954,040	283,121	606,827	18,455,574
Granted	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-
Expired/Forfeited	(73,030)	(21,860)	(14,679)	(1,520)	-	(185)	(111,274)
Outstanding at December 31, 2006	6,015,453	4,547,706	5,938,858	952,520	283,121	606,642	18,344,300
Granted	-	-	-	-	-	-	-
Exercised	(4,875)	(9,724)	-	-	(35,786)	-	(50,385)
Expired/Forfeited	(871,667)	(232,234)	(282,239)	(39,681)	(104,105)	(253,950)	(1,783,876)
Outstanding at June 30, 2007	5,138,911	4,305,748	5,656,619	912,839	143,230	352,692	16 510 039
Of which could be exercised	47,856	1,203,245	2,925,173	855,237	141,550	199,853	5,372,914
Average share price at exercise during the period	10.19	10.65	-	-	9.81	-	10.01

Note 7

Financial income (loss)

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(In millions of euros)
Finance costs	(81)	(44)
Dividends	3	6
Provisions for financial risks	-	-
Impairment losses on financial assets (2)	(2)	2
Net exchange gain (loss)	(17)	(14)
Financial component of pension and post-retirement benefits costs (1)	265	(17)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	16	15
Other (2)	(34)	1
Other financial cost	231	(7)
Total financial income (loss)	150	(51)

____________

(1) Mainly related to Lucent pension credit (refer to note 19).

(2) Of which in the first quarter 2007, a loss of € 12 million related to the early redemption of the 8% convertible debenture (refer to note 16). This loss was computed in accordance with IAS 32 AG33 and AG34 requirements (see note 1m). Interactions between IAS 32 and IAS 39 and accounting issues related to early redemption of compound financial instruments are being currently analyzed by IFRIC. Future IFRIC interpretation could potentially lead us to revise our current accounting treatment.

Note 8

Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for the first six months of 2007 and the first six months of 2006 are as follows:

-

In the first six months of 2006: activities related to historical Alcatel’s ownership interests in two joint ventures in the space sector, its transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to be disposed of or contributed to Thales. In addition, the initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in the first and second quarters of 2006, due to ongoing legal proceedings related to these disposals and is also booked as income (loss) on discontinued operations.

-

In the first six months of 2007: activities related to Alcatel-Lucent's ownership interests in two joint ventures in the space sector to be disposed of to Thales. In addition, the net capital gain on the disposal of the railway transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to Thales and on the sale to Thales of our ownership interests in two joint ventures in the space sector in April 2007 is also booked as income (loss) on discontinued operations.

Other assets held for sale concern real estate property sales in progress at June 30, 2006 and June 30, 2007.

Income statement

Income statements of discontinued operations	Six months ended June 30, 2007	Six months ended June 30, 2006
	(In millions of euros)
Revenues	213	933
Cost of sales	(177)	(688)
Gross profit	36	245
Administrative and selling expenses	(29)	(113)
Research and development costs	(8)	(72)
Restructuring costs	-	(4)
Net capital gain (loss) on disposal of discontinued operations (1)	655	14
Income (loss) from operations	654	70
Financial income (loss)	-	(8)
Other income (loss)	(2)	(5)
Income (loss) from discontinued operations	652	57

__________

(1) The capital gain on the contribution of railway transport and integration systems activities to Thales has been computed based upon a selling price of € 941 million, corresponding to the share price of the 25 million shares issued by Thales on the date of the transaction. This value is different from the Thales’ determination of the actual value of the assets contributed of € 1,000 million, which Thales disclosed in the document describing the transaction it filed with the AMF and which Thales had booked as a capital increase in its statutory financial statements. The net capital gain on the disposal of our ownership interests in two joint ventures in the space sector and the railway transport systems activities and critical systems integration activities after tax was € 655 million. Estimated adjustment of the selling price of the transport and integration systems activities has also been taken into account and adjusted in the second quarter of 2007.

Balance sheet

	Six months ended June 30, 2007	Six months ended June 30, 2006
(In millions of euros)
Goodwill and intangible assets	-	-
Other assets	-	-
Cash	-	-
Assets of disposal groups	-	-
Other assets held for sale	53	67
Assets held for sale	53	67
Customer deposits and advances	-	-
Other liabilities	-	-
Liabilities related to disposal groups held for sale	-	-

The cash flows of discontinued operations for the first six months of 2007 and 2006 in accordance with IFRSs are as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(In millions of euros)
Net income (loss)	652	57
Net cash provided (used) by operating activities before changes in working capital	11	57
Other net increase (decrease) in net cash provided (used) by operating activities	(86)	(159)
Net cash provided (used) by operating activities (1)	(75)	(102)
Net cash provided (used) by investing activities (2)	652(1)	(3)
Net cash provided (used) by financing activities (3)	(351)	107
Total (1) + (2) + (3)	226	2

__________

(1) Including € 670 million of cash received in connection with the contribution of our interests in the space activities to Thales (refer to note 3).

Note 9

Income tax and related reduction of goodwill

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(In millions of euros)
Reduction of goodwill related to deferred tax assets initially unrecognized (1) (2)	(189)	-
Current income tax (charge) benefit	(40)	(38)
Deferred taxes related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent	256	-
Recognition of deferred tax asset initially unrecognized at Lucent merger date (1)	186	-
Deferred tax (charge) related to the post-retirement benefit plan amendment (2)	(186)	-
Other deferred income tax (charge) benefit, net	(43)	(13)
Deferred tax (charge) benefit	213	(13)
Income tax (charge) benefit and related reduction of goodwill	(16)	(51)

__________

(1) If the potential benefit of Lucent's income tax loss carry forwards or other deferred tax assets does not satisfy the criteria for separate recognition, as defined in IFRS 3, when the business combination was initially accounted for but such benefits are subsequently realized, Alcatel-Lucent will recognize the resulting deferred tax income in profit or loss and in addition, reduce the carrying amount of goodwill (as an expense) to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the merger date.

(2) The deferred tax (charge) is related to the post-retirement plan amendment described in note 19.

Note 10

Earnings per share

(a) Number of shares comprising the capital stock

June 30, 2007	Number of Shares
Number of ordinary shares issued (share capital)	2,315,442,692
Treasury shares	(58,670,909)
Number of shares in circulation	2,256,771,783
Weighting effect of share issues for stock options exercised	(3,487,686)
Weighting effect of treasury shares	91,578
Weighting effect of share issues in respect of business combinations	-
Number of shares used for calculating basic earnings per share	2,253,375,675

June 30, 2006	Number of Shares
Number of ordinary shares issued (share capital)	1,430,777,113
Treasury shares	(58,246,911)
Number of shares in circulation	1,372,530,202
Weighting effect of share issues for stock options exercised	(866,021)
Weighting effect of treasury shares	(303,448)
Weighting effect of share issues in respect of business combinations	-
Number of shares used for calculating basic earnings per share	1,371,360,733

(b) Earnings per share calculation

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

Six months ended June 30, 2007	Net income (loss) (in millions of euros)	Number of shares	Per share amount
Basic earnings per share, attributable to the equity holders of the parent	(594)	2,253,375,675	€ (0.26)
Stock option plans	-	-	-
Convertible bonds	-	-	-
Diluted earnings per share, attributable to the equity holders of the parent	(594)	2,253,375,675	€ (0.26)

Ordinary shares:

Consolidated subsidiaries of the Group owned 58,762,487 Alcatel-Lucent ordinary shares and no share equivalents.

Shares subject to future issuance:

The number of stock options not exercised as of June 30, 2007 reflected 218,665,819 shares.

These shares, subject to issuance in the future, have not been taken into account for the computation of the diluted earnings per share, due to their anti-dilutive effect. For the same reason, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE), Lucent’s 7.75 % convertible debentures and Lucent’s 2.875 % series A & 2.875 % series B convertible debentures have not been taken into account.

Six months ended June 30, 2006	Net income (loss) (in millions of euros)	Number of shares	Per shareamount
Basic earnings per share, attributable to the equity holders of the parent	287	1,371,360,733	€ 0.21
Stock option plans	-	9,737,288	-
Convertible bonds	-	-	-
Diluted earnings per share, attributable to the equity holders of the parent	287	1,381,098,021	€ 0.21

Ordinary shares:

Consolidated subsidiaries of the Group owned 58,550,359 Alcatel ordinary shares and no share equivalents.

Shares subject to future issuance:

The number of stock options not exercised as of June 30, 2006 reflected 142,674,291 shares. Only 9,737,288 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.

Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE), have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

Note 11

Impairment test of goodwill and impairment losses on assets recognized in the income statement

Impairment test of goodwill

The 2007 annual impairment tests of goodwill (performed in May/June 2007) resulted in recognition of the impairment losses accounted for in the second quarter of 2007 summarized in the table “Impairment losses recognized in the income statement” below:

•

Tangible assets for an amount of € 81 million;

•

Intangible assets for an amount of € 208 million; and

•

Goodwill for an amount of € 137 million.

Impairment losses of € 426 million are related to the group of cash generating units corresponding to the business division UMTS (Universal Mobile Telephone Communications Systems)/ W-CDMA (Wideband Code Division Multiple access) and are presented on a single specific line item on the face of the income statement (“impairment of assets"). The recoverable amount of the impaired assets has been determined as described in note 1g. The impairment charge Alcatel-Lucent has booked is due to the timing in revenue generation from its products as compared to its initial expectations, and to a reduction in margin estimates for this business.

The test has been performed after allocating the goodwill related to the Lucent acquisition to the different business divisions (i.e. groups of cash generating units).

In those groups of cash generating units (“CGU” – please refer to note 1g) in which there is significant goodwill, the data and assumptions used for the goodwill impairment tests were as follows:

2007 Test	Net carrying amount of goodwill	Difference between recoverable amount and the carrying amount of the net assets	Discount rate	Valuation method
CDMA & EVDO CGU (Code Division Multiple Access & Evolution Data Only division)	3,638	416	10.0%	Discounted cash flows and other data (1)
OND CGU (Optical Network Division)	2,159	1,071	10.0%	Same as above (1)
Maintenance CGU (Maintenance division)	1,477	1,883	10.0%	Same as above (1)
Other CGU	3,044			Same as above (1)
Total net	10,318

__________

(1) Discounted cash flows for 5 years plus a terminal value. Other data : multiples derived from market capitalizations and transactions of comparables.

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and 4% depending on the CGU.

Impairment losses recognized in the income statement

First six months of 2007	Carrier	Enterprise	Service	Other	Elimi-nations	Total Group
	(In millions of euros)
Impairment losses for goodwill	(137) (1)	-	-	-	-	(137)
Impairment losses for intangible assets	(208) (1)	-	-	-	-	(208)
Impairment losses for property, plant and equipment	(81) (1)	-	-	(10)	-	(91)
Impairment losses for shares in equity affiliates	(2)	-	-	(1)	-	(3)
Impairment losses for financial assets	-	-	-	(2)	-	(2)
Total - net	(428)	-	-	(13)	-	(441)
of which reversal of impairment loss	-	-	-	-	-	-

__________

(1) Accounted for in a specific line item (“impairment of assets”) in the income statement.

Note 12

Financial assets

	June 30,2007			June 30, 2006			2006
	Other non-current financial assets (1)	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
	(In millions of euros)
Financial assets available for sale	649	343	992	186	247	433	674	1,122	1,796
Financial assets at fair value through profit or loss		558	558		472	472		820	820
Financial assets at amortized cost	144		144	138		138	129	-	129
Total	793	901	1,694	324	719	1,043	803	1,942	2,745

__________

(1) Of which € 11 million of financial assets at amortized cost represented a loan to one of our joint venturers.

Note 13

Other assets and liabilities

Other assets	June 30, 2007	December 31, 2006
	(In millions of euros)
Other current assets	1,099	1,014
Other non-current assets	210	203
Total	1,309	1,217
Of which:
Other currency derivatives	158	101
Interest-rate derivatives	96	116
Other current and non current assets	745	1,000

Other liabilities
Other current liabilities	1,889	1,931
Other non-current liabilities	305	303
Total	2,194	2,234
Of which:
Other currency derivatives	54	71
Interest-rate derivatives	116	85
Other current and non current liabilities	2,024	2,078

Note 14

Operating working capital

	June 30, 2007	December 31, 2006
	(In millions of euros)
Inventories and work in progress, net	2,488	2,259
Trade receivables and related accounts, net	3,718	3,877
Advances and progress payments	118	87
Customers’ deposits and advances	(1,074)	(778)
Trade payables and related accounts	(4,148)	(4,031)
Amounts due from customers on construction contracts	582	615
Amounts due to customers on construction contracts	(294)	(273)
Operating working capital - net	1,390	1,756

	December 31,2006	Cash Flow	Change inconsolidated companies	Translation adjustments and other	June 30,2007
	(In millions of euros)
Inventories and work in progress (1) & (2)	2,961	540	58	(284)	3,275
Trade receivables and related accounts (1)	4,367	(141)	3	34	4,263
Advances and progress payments	87	31	-	-	118
Customers’ deposits and advances (1)	(988)	(362)	(4)	53	(1,301)
Trade payables and related accounts	(4,031)	37	(88)	(66)	(4,148)
Operating working capital, gross	2,396	105	(31)	(263)	2,207
Product sales reserves – construction contracts (1)	(70)	-	-	(110)	(180)
Impairment losses	(570)	-	(4)	(63)	(637)
Operating working capital, net	1,756	105	(35)	(436)	1,390

____________

(1) Including amounts relating to construction contracts presented in the balance sheet captions “amounts due from/to customers on construction contracts”.

(2) Of which € (255) million in the column “translation adjustments and other” related to the step-up of inventories accounted for in the purchase accounting of the Lucent transaction as described in note 3.

Receivables sold without recourse

Balances	June 30,2007	December 31,2006
	(In millions of euros)
Receivables sold without recourse (1)	970	978

____________

(1) Without recourse in case of payment default by the debtor. See accounting policies in note 1s.

Changes in receivables sold without recourse	Six months ended June 30,2007	Six months ended June 30,2006
	(In millions of euros)
Impact on cash flows from operating activities	(8)	(21)

Note 15

Share in net assets of equity affiliates and joint ventures

(a) Share in net assets of equity affiliates

	Percentage owned		Value
	June 30,2007	December 31, 2006	June 30,2007	December 31, 2006
	(In millions of euros)
Thales (1)	20.95%	9.5%	1,138	372
Draka Comteq BV	49.9%	49.9%	120	117
2Wire	27.5%	27.5%	73	82
Other (less than € 50 million)	-	-	103	111
Share in net assets of equity affiliates			1,434	682

____________

(1) Although historical Alcatel owned only 9.5% in Thales before the increase of our ownership resulting from the contribution of our railway transport systems and our critical integration systems business that occurred during the first quarter of 2007, we were nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors and therefore had a significant influence on this company. Our stake in Thales was accordingly accounted for using the equity method in 2006. Following the contribution of our railway transport systems and our critical integration systems business to Thales on January 5, 2007, Alcatel-Lucent’s stake in Thales increased to 20.95% (20.90% in voting rights).

The Group’s share of net income (loss) accounted for during the first half of 2006 was calculated on the basis of Thales’ results for the second half of 2005 and its first half of 2006. The Group’s share of net income (loss) accounted for in 2006 corresponds to Thales’ results for the second half of 2005, the first half of 2006 and an estimation of the second half of 2006.

The Group’s share of net income (loss) accounted for during the first half of 2007 corresponds to Thales’ results for the first half of 2007 adjusted for the preliminary purchase price allocation entries . Purchase price allocation of the additional shares acquired in the first quarter of 2007 is preliminary and is not yet finalized; the preliminary additional goodwill was € 604 million.

Alcatel-Lucent’s share in the market capitalization of listed equity affiliates is as follows:

	June 30,2007	December 31,2006
	(In millions of euros)
Thales	1,870	615

(b) Change in share of net assets of equity affiliates

	Six month period ended June 30,2007	Year ended December 31,2006
	(In millions of euros)
Carrying amount at the beginning of the period	682	606
Change in equity affiliates (1)	728	82
Share of net income (loss)	65	22
Net effect of exchange rate changes	(1)	(15)
Other changes	(40)	(13)
Carrying amount at the end of the period	1,434	682

_________

(1) The € 728 million accounted for in the first half of 2007 is related to the contribution of our transport systems business and critical integration systems business to Thales and the resulting increase of our ownership in this entity.

Note 16

Compound instruments (OCEANE and other convertible bonds)

	OCEANE			8% Lucent		7.75% Lucent		2.875% A, Lucent		2.875% B, Lucent
	June 30,2007	June 30 2006	December 31, 2006	June 30,2007	December 31, 2006	June 30,2007	December 31, 2006	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
	(In millions of euros)
Balance sheet
Reserves (equity component)	93	115	105	-	76	135	142	227	237	295	306
Shareholders’ equity	93	115	105	-	76	135	142	227	237	295	306
Convertible bonds – due after one year	928	907	916	-	-	711	726	344	349	386	392
Convertible bonds – due within one year and interest paid and payable	24	24	49	-	310	3	3	1	1	1	1
Financial debt	952	931	965	-	310	714	729	345	350	387	393
Income statement
Finance costs	(36)	(35)	(70)	(7)	(3)	(35)	(6)	(12)	(2)	(13)	(2)

> 2.875% Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$ 750,000,000	$ 880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$ 16.75	$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

> 7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

Lucent may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter.  To the extent Lucent redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities.  Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Lucent make payments on the debentures to the Trust.

Conversion ratio	40.3306
Conversion price	$ 24.80
Redemption period at Lucent option	After March 19, 2007
Maturity date	March 15, 2017

> 8% Convertible Securities

Lucent's 8% convertible securities were redeemed on March 29, 2007 at the option of the issuer for an aggregate amount of US$ 486.5 million. The consideration was allocated to the liability component (US$ 408.1 million) and the equity component (US$ 78.4 million), resulting in a financial loss of € 12 million (see note 7).

Note 17

Provisions

(a) Balance at closing

	June 30,2007	December31, 2006
	(In millions of euros)
Provisions for product sales	577	599
Provisions for restructuring	709	413
Provisions for litigation	369	409
Other provisions	977	919
Total (1)	2,632	2,340
_________ (1) Of which :portion expected to be used within one year	1,550	1,466
portion expected to be used after one year	1,082	874

(b)Change during the six months ended June 30, 2007

	December 31, 2006	Appro privation	Utilization	Reversals	Change in consolidated companies	Other	June 30,2007
	(In millions of euros)
Provisions for product sales (1)	599	156	(118)	(51)	-	(9)	577
Provisions for restructuring	413	534	(185)	(22)	-	(31)	709
Provisions for litigation	409	22	(4)	(8)	-	(50)	369
Other provisions	919	69	(82)	(21)	-	92	977
Total	2,340	781	(389)	(102)	-	-	2,632
Effect on the income statement:
- Income (loss) from operating activities before restructuring, impairment of assets, capital gain on disposal of consolidated entities and post-retirement benefit plan amendment		(232)		79			(153)
- restructuring costs		(532)		22			(510)
- other financial income (loss)		(6)		1			(5)
- income taxes		(3)		-			(3)
- income (loss) from discontinued operations and ain/(loss) on disposal of consolidated shares		(8)		-			(8)
Total		(781)		102			(679)

__________

(1) Excluding provisions for product sales on construction contracts which are accounted for in amounts due to/from customers on construction contracts (see note 12).

At June 30, 2007, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome of these disputes can be estimated at present. Nevertheless, the Group is confident that these ongoing disputes will not result in a material cash payment .

(c) Analysis of restructuring provisions

	June 30, 2007	June 30, 2006	December 31, 2006
	(In millions of euros)
Opening balance	413	417	417
Utilization during period	(185)	(140)	(263)
Charge of the period	512(1)	28(2)	243(3)
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	34
Cumulative translation adjustments and other changes	(31)	(4)	(18)
Closing balance	709	301	413

__________

(1) For the first half of 2007, total restructuring costs were € 510 million, representing an asset impairment loss of € 17 million and € 493 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 2 million, related to reversing the discount element included in provisions, was recorded in other financial income (loss).

(2) For the first half of 2006, total restructuring costs were € 27 million, representing € 27 million of new restructuring plans and adjustments to previous plans and no reversals of asset impairments. In addition, a finance cost of € 1 million, related to reversing the discount element included in provisions, was recorded in other financial income (loss).

(3) For 2006 total restructuring costs were € 707 million, representing € 137 million of costs and € 470 million of valuation allowances or write-offs of assets mainly associated with the discontinuance of certain product lines (please refer to note 3 regarding the Nortel deal) for which the Group was committed at year end, € 100 million of new restructuring plans or adjustments to previous plans (accounted for in restructuring costs) and € 6 million recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions.

(d) Restructuring costs

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006
	(In millions of euros)
Social costs	(319)	(63)	(100)
Valuation allowances or write-offs of assets (1)	(17)	-	(470)
Other monetary costs	(174)	36	(137)
Total restructuring costs	(510)	(27)	(707)

__________

(1) For the second half of 2006, mainly related to the discontinuance of some product lines following the business combination with Lucent and the acquisition of Nortel’s UMTS technologies (refer to note 3).

Note 18

Financial debt

	June 30, 2007	June 30, 2006	December 31, 2006
	(In millions of euros)
Marketable securities – short term, net	838	719	1,245
Marketable securities – long term, net	63	-	697
Cash and cash equivalents	4,639	3,781	4,749
Cash, cash equivalents and marketable securities	5,540	4,500	6,691
(Convertible and other bonds – long-term portion)	(4,837)	(2,141)	(4,901)
(Other long-term debt)	(145)	(160)	(147)
(Current portion of long-term debt)	(328)	(1,244)	(1,161)
(Financial debt, gross)	(5,310)	(3,545)	(6,209)
Derivative interest rate instruments – other current and non-current assets	10	29	36
Derivative interest rate instruments – other current and non-current liabilities	(30)	(4)	(10)
Loan to co-venturer	11	-	-
Cash (financial debt), net	221	980	508

a) Bonds

Balances at June 30, 2007 and at December 31, 2006:

Remaining amounts to be reimbursed	December 31, 2006	Currency translation impact	Other changes during the first six months of 2007	June 30,2007
	(In millions of euros)
Originally issued by Alcatel :
- 5.625% - due March 2007 (1)	154	-	(154)	-
- 4.375% - due February 2009 (1)	805	-	-	805
- Oceane - 4.75 % due January 2011 (1)	1,022	-	-	1,022
- 6.375% - due April 2014 (1)	462	-	-	462
Originally issued by Lucent :
- 8% - due August 2031 (2)	375	(4)	(371)	-
- 7.75% - due March 2017 (2)	868	(21)	-	847
- 2.875% - Series A due June 2023 (2) (3)	586	(15)	-	571
- 2.875% - Series B due June 2025 (2) (3)	698	(17)	-	681
- 6.50% - due January 2028	205	(5)	-	200
- 6.45% - due March 2029	930	(24)	-	906
- 5.50% - due November 2008	153	(4)	-	149
Sub-total	6,258	(90)	(525)	5,643
Equity component of Oceane issued by Alcatel	(104)	-	11	(93)
Equity component of all convertible bonds issued by Lucent	(762)	19	85	(658)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(38)	-	(17)	(55)
Carrying amount of bonds	5,354	(71)	(446)	4,837

__________

(1) Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc (refer to note 21-b).

(2) See note 16 for details of put and call conditions.

(3) Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent SA.

Convertible bonds

The characteristics of these bonds and how they are recognized are detailed in note 16.

Other bonds

Changes during the first half of 2007 :

-

Repurchases (redemption before maturity date):

The Lucent 8% convertible debentures were redeemed in March 2007, for an aggregate amount of US$ 486.5 million corresponding to the nominal value:

Nominal value repurchased

Lucent's 8% convertible:USD 486,545,000

A financial loss of € 12 million was accounted for in connection with this early redemption.

For more information on the accounting treatment, refer to note 7.

- Repayments

Historical Alcatel's 5.625% EUR bond was repaid in March 2007 for a residual nominal value of € 154.3 million.

Changes in 2006:

- Repurchases

Certain other bonds were subject to buy-back and cancellation in 2006, amounting to € 117 million and corresponding to a nominal value of € 115 million, detailed as follows :

Nominal value repurchased :

7.00% EUR due December 2006€ 60,485,000

4.375% EUR due February 2009€ 54,166,000

The difference between the repurchased amount and the nominal value, corresponding to a charge of € 2 million, was included in the financial income (loss) in other financial income (loss), net (see note 7).

- Repayments

The balance of the Zero-rate coupon was repaid in June 2006 for a residual nominal amount of € 36.4 million.

The balance of the bonds carrying interest at 7.00 % was repaid in December 2006 for a residual nominal amount of € 364.9 million.

- Lucent’s bonds

No changes occurred during the month of December 2006, other than the impact of the currency translation adjustment.

b) Credit rating

Credit ratings of Alcatel-Lucent and Lucent post merger.

At July 31, 2007, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-termdebt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Ba2	Not Prime	Stable	December 11, 2006	December 11, 2006
Standard & Poor’s	BB-	B	Positive	December 5, 2006	December 5, 2006

At July 31, 2007, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-termdebt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn		n.a	December 11, 2006	n.a
Standard & Poor’s	BB-	B-1	Positive	December 5, 2006	December 5, 2006

Moody's: On December 11, 2006, Moody’s set Alcatel-Lucent Corporate Family Rating as well as the company senior debt at Ba2 with a Stable outlook. The Not-Prime rating was confirmed for the short-term debt.

At the same time, Lucent’s Corporate Family Rating was withdrawn assuming that the management of the two entities would be fully integrated over the next several months. Lucent’s obligations were upgraded to a range of B3 to Ba3. On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent's rating with Alcatel-Lucent. The subordinated debt and trust preferred securities of Lucent were rated at B1.

Standard & Poor's: On December 5, 2006 Standard & Poor’s set the long-term corporate credit rating of Alcatel-Lucent at BB- with a Positive Outlook. The B short-term corporate credit rating was affirmed.

At the same time, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB- with Outlook Positive.

On June 4, 2007 the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ ratings of Lucent’s remaining senior unsecured debt was affirmed. Ratings for Lucent’s obligations range from B- to BB-.

Rating clauses affecting Alcatel-Lucent and Lucent debt at June 30, 2007

Alcatel-Lucent’s short-term debt rating allows limited access to the commercial paper market.

Alcatel-Lucent's and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings.

(c) Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 6, 2007, Alcatel-Lucent signed a € 1.4 billion syndicated five year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1.0 billion syndicated facility, maturing in June 2009, that had been put in place on June 21, 2004.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. The new facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the first six months of 2007.

On November 10, 2006, the Majority Lenders of the June 21, 2004 Alcatel-Lucent € 1 billion syndicated bank credit facility (that was cancelled on April 6, 2007) gave their consent to the waivers to the documentation necessary to take into account the acquisition with Lucent as well as the proposed disposals to Thales. The facility was cancelled prior to the expiration of the waiver.

On March 15, 2005, Alcatel amended the three-year multi-currency revolving facility that had been put in place on June 21, 2004.The maturity date of the facility was lengthened from June 2007 to June 2009, the financial conditions were improved and one of the financial covenants was eliminated. Moreover, the amount of this revolving facility was reduced from € 1.3 billion to € 1.0 billion.

Lucent letter of credit agreements

Lucent had two primary credit agreements, a letter of credit and reimbursement agreement and an external debt sharing agreement.  The first agreement provided for revolving credit loans and letters of credit up to € 380 million.  The second agreement permitted the extensions of letters of credit.  The outstanding obligation under these agreements was € 119 million as of December 31, 2006.  Both of these agreements were terminated effective March 28, 2007.  To the extent they are still in force, outstanding letters of credit previously governed by these agreements remain outstanding under bilateral arrangements with the issuing banks.

Note 19

Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see Notes 1k and 4) which allows for the immediate recognition of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits, outside the income statement and in the statement of recognized income and loss (SORIE).

94% of Alcatel-Lucent's total benefit obligations and 96% of Alcatel-Lucent's plan asset fair values were updated as of June 30, 2007.  Lucent’s pension and post-retirement obligations in the United States and former Alcatel’s main pension plans (in France, Germany, United-Kingdom and Belgium) have been updated. The impact of not updating other pension and post-retirement obligations is considered not to be material.

For Lucent’s pension and post-retirement obligations in the United States, the impacts considered were increases in interest rates, updated census and healthcare data, and differences between actual and expected plan asset performance and benefit payments. Actuarial gains of € 585 million (of which € 578 million related to pension and € 7 million related to post-retirement benefits) were related to higher actual plan asset returns than expected and actuarial gains of € 914 million (of which € 727 million related to pension and € 187 million related to post-retirement benefits) were related to a reduction of plan obligations mainly due to discount rate increases.

For former Alcatel’s main pension plans, the impacts were estimated based on a sensitivity analysis that considered increases in interest rates and differences between actual and expected plan asset performance. Actuarial gains of € 45 million were related to higher actual plan asset returns than expected and actuarial gains of € 203 million were related to a reduction of plan obligations due to discount rates increases. The impact related to all other pension and post-retirement plans was not significant.

Discount rates used to measure Lucent’s pension and post-retirement obligations in the United States and former Alcatel’s main pension plans as of June 30, 2007 have been updated and are as follows:

Discount rate
US - Pension	6.20%
US - Post-retirement health care and other	6.01%
US - Post-retirement life	6.25%
Euro – Pension	4.80%
UK - Pension	5.75%

The change in the unrecognized surplus of plan assets (asset ceiling) during the six-month period ended June 30, 2007 represented € (1,490) million, related only to pension funded status.

Change in pension and post-retirement net asset (liability) recognized :

	June 30, 2007		June 30, 2006		December 31, 2006
	Pension benefits	Post-retirement benefits	Pension benefits	Post-retirement benefits	Pension benefits	Post-retirement benefits
	(In millions of euros)
Net asset (liability) recognized as of January 1	1,585	(3,517)	(1,200)	(20)	(1,200)	(20)
Operational charge	(80)	(2)	(35)	(0)	(80)	(1)
Financial income (1)	358	(93)	(17)	(0)	49	(18)
Restructuring effect	8	-	-	-	-	-
Non represented healthcare plan amendment	-	265	-	-	-	-
Actuarial gains and (losses) for the period (2)	1,554	193	-	-	524	79
Asset ceiling limitations (2)	(1,490)	-	-	-	39	0
Contributions and benefit paid	97	53	51	1	(228)	399
Change in consolidated companies	(8)	-	-	-	2,469	(3,949)
Other (reclassifications and exchange rate changes)	(66)	82	3	2	12	(7)
Net asset (liability) recognized as of June 30 or December 31	1,958	(3,019)	(1,198)	(17)	1,585	(3,517)
Of which :
- Prepaid pension costs	3,573	-	526	-	3,435	-
- Pension, retirement indemnities and post-retirement benefits liability	(1,615)	(3,019)	(1,724)	(17)	(1,850)	(3,517)

__________

(1) This income is mainly due to the expected return on plan assets (refer to note 7).

(2) Recognized in Statement Of Recognised Income and Expense (SORIE).

U.S. healthcare plan amendment

During June 2007, certain changes to Lucent’s management retiree healthcare benefits were approved.  Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees will be changed to a drug plan design similar to the Medicare Part D program.  This change reduces the projected benefit obligation by € 265 million, net of a € 211 million elimination of the previously expected Medicare Part D subsidies.  The after tax impact of this change resulted in additional net income of € 80 million as summarized in the following table.

	Before amendment	Amendmen teffect	After amendment
	(In million of euros)
Gross Projected Benefit Obligation (PBO)	(1,139)	476	(663)
Part D subsidy (tax free)	211	(211)	-
Net PBO	(928)	265	(663)
Deferred taxes		(185)
Net impact after deferred taxes		80

Note 20

Net cash provided (used) by operating activities before changes in working capital, interest and taxes

	Six months ended June 30,2007	Six months endedJune 30,2006	Year ended December31, 2006
	(In million of euros)
Net income (loss) attributable to the equity holders of the parent	(594)	287	(106)
Minority interests	(14)	29	45
Adjustments :
- Depreciation and amortization of tangible and intangible assets	751	261	631
Of which impact of capitalized development costs	130	127	277
- Impairment of assets	426	4	141
- Post-retirement benefit plan amendment	(265)	-	-
- Changes in pension obligations, net	(333)	(1)	(121)
- Provisions, other impairment losses and fair value changes	695	(195)	516
- Net (gain) loss on disposal of assets	(13)	(54)	(134)
- Share in net income (losses) of equity affiliates (net of dividends received)	(27)	(7)	(8)
- (Income) loss from discontinued operations	(652)	(57)	(159)
- Finance costs	81	44	98
- Share-based payments	48	30	63
- Taxes and related reduction of goodwill	16	51	(37)
Sub-total of adjustments	727	76	990
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	119	392	929

Note 21

Off balance sheet commitments

(a) Contractual obligations

The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments as of June 30, 2007. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

Contractual cash obligations	Maturity date				Total
	Less than one year	2008-2009	2010-2011	2012 and after
	(In millions of euros)
Financial debt (excluding capital leases) (1)	293	1,041	1,293	2,648	5,275
Capital lease obligations	35	-	-	-	35
Equity component of convertible bonds	-	227	93	431	751
Sub-total – included in balance sheet	328	1,268	1,386	3,079	6,061
Finance costs on financial debt (1)	314	411	437	1,820	2,982
Operating leases	274	276	354	588	1,492
Commitments to purchase fixed assets	84	7	-	-	91
Unconditional purchase obligations (2)	356	88	31	1	476
Sub total – Commitments	1,028	782	822	2,409	5,041

__________

(1) To compute financial debt by maturity and finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in note 16. If debentures are not redeemed at the put dates, this will represent an additional finance cost of approximately € 404 million.

(2) Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses to third parties.

(b) Off-balance sheet commitments

Off balance sheet commitments of the Group were primarily as follows:

•

certain guarantees given to the Group’s customers for contract execution (performance bonds and guarantees on advances received that were issued by Alcatel to financial institutions);

•

guarantees relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•

guarantees given under securitization programs or on sale of receivables (see description below).

We do not rely on special purpose entities to deconsolidate these risks.

Commitments given in the normal course of business of the Group are as follows:

	June 30,2007	June 30,2006	2006
	(In millions of euros)
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,453	2,071	1,454
Discounted receivables with recourse	8	9	8
Other contingent commitments	769	601	782
Commitments of discontinued activities	-	-	794
Sub-total - Contingent commitments	2,230	2,681	3,038
Secured borrowings (1)	57	78	60
Cash pooling guarantee (2)	565	600	579
Total	2,852	3,359	3,677

__________

(1)

Excluding the subordinated guaranties described hereafter on bonds.

(2)

Cash pooling guarantee is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

>

Subordinated guaranties provided to some Alcatel-Lucent and Lucent public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875 % Series A & B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty to Lucent’s 2.875% Series A Convertible Senior Debentures due 2023 and to Lucent’s 2.875 % Series B Convertible Senior Debenture due 2025. These guaranties were delivered in the frame of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent's senior debt.

Lucent’s. guaranty of Alcatel-Lucent public bonds

On March 27, 2007 Lucent provided its full and unconditional guaranty to the following Alcatel-Lucent public bonds:

•

4.375 % EUR due February 2009

•

OCEANE 4.75 % due January 2011

•

6.375 % EUR due April 2014

These guaranties are unsecured and subordinated to Lucent’s senior debt.

>

Sale of carry-back receivable

In May 2002, historical Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from historical Alcatel's decision to carry back 2001 tax losses. Until May 2007, this receivable was maintained in the consolidated balance sheet with a financial debt as counterpart because of the ability of the Group to recover it before its maturity date.

Alcatel was required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

>

Securitization of customer receivables

In December 2003, historical Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinate financing from the Group representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12. This program was temporarily frozen in December 2006, and the balance of receivables sold at June 30, 2007 was therefore zero. Receivables sold in previous years of € 75 million at June 30, 2006 were maintained in the consolidated balance sheet. The December 2006 freeze has therefore no impact on the Group’s balance sheet.

At June 30, 2007, the maximum amount of bank financing that we could obtain through the sale of receivables that could be sold amounted to € 150 million (€ 150 million at December 31, 2006 and € 150 million at June 30, 2006), representing a credit line available to the Group. This amount can be increased to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Note 22

Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings:

Class A and Class O shareholders

Beginning in May 2002, several purported class action lawsuits were filed against Alcatel-Lucent and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for the former Optronics division’s products.

The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares ("ADS") conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought by these lawsuits was not specified.

The actions were consolidated in the United States District Court, Southern District of New York. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005.  The judge rejected a certain number of the plaintiffs’ demands with prejudice.  He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint.  This was filed, and Alcatel again moved to dismiss.  On June 28, 2007, the court dismissed the complaint.  The time to appeal has expired without an appeal having been filed.  Accordingly, the matter is closed.

Costa Rica

Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now named Alcatel-Lucent France ("CIT "), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE.  Upon learning of these allegations, Alcatel commenced an investigation into this matter, which is ongoing.

Alcatel terminated the employment of the then president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT.  CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two employees and certain local consultants, based on CIT’s suspicion of their complicity in an improper payment scheme and misappropriation of funds. The United States Securities and Exchange Commission and the United States Department of Justice are aware of the allegations and Alcatel-Lucent has stated it will cooperate fully in any inquiry or investigation into these matters.  The SEC and the Department of Justice are conducting an investigation into possible violations of the Foreign Corrupt Practices Act ("FCPA") and the federal securities laws.  If the Department of Justice ("DOJ") or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel-Lucent.

In connection with these allegations, on December 19, 2006, the Department of Justice indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. In June 2007, the former CIT employee entered into a Plea Agreement in the US District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA.

Neither the DOJ nor the SEC has informed Alcatel-Lucent what action, if any, they will take against Alcatel-Lucent and its subsidiaries.

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation fraud and others. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of $ 52 million (in the case of the Attorney General’s Office) and $ 20 million (in the case of ICE).  The Attorney General’s claim supersedes the two prior claims of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages).  The ICE claim, which supersedes its prior claim of February 1, 2005, seeks compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT.  Alcatel-Lucent intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.

Alcatel-Lucent is unable to predict the outcome of these investigations and civil lawsuits and their effect on its business.  If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period.  Alcatel-Lucent expects to generate approximately € 106 million in revenue from Costa Rican contracts in 2007.  Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel-Lucent as whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003.  It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG, a German subsidiary of Alcatel-Lucent involved in the Taiwan Railway contract and Siemens Taiwan, and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, Alcatel commenced and is continuing an investigation into this matter.  As a result of the investigation, Alcatel terminated the former president of Taisel.  A director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act.  The former President of Taisel was not judged because he was not present or represented at the proceedings.  The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.

The prosecutor has filed an appeal with the Taipei court of appeals. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel-Lucent, in an amount not to exceed € 25,000.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the DOJ are also looking into these allegations.

As a group, Alcatel-Lucent expects to generate € 148 million of revenue from Taiwanese contracts in 2007, of which only a part will be from governmental contracts.  Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel-Lucent as a whole.

Kenya

The SEC and the DOJ have asked Alcatel-Lucent to look into payments made by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya in 2000. Alcatel-Lucent is cooperating with the U.S. authorities and has reported to DOJ and the SEC on its findings regarding those payments.

Government Investigations related to Lucent

In August 2003, the DOJ and the SEC informed Lucent that they had each commenced an investigation into possible violations of the FCPA with respect to Lucent’s operations in Saudi Arabia. These investigations followed allegations made by National Group for Communications and Computers Ltd. (NGC) in an action filed against Lucent on August 8, 2003, which is described below. Alcatel-Lucent does not expect any further action by the SEC or DOJ relating to the Saudi allegation.  In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent is cooperating with those agencies. Lucent believes these incidents and deficiencies did not have a material effect on its results of operations. However, Lucent cannot determine whether this continuing investigation will affect its future business operations in China.

During September 2006, Lucent received a Wells notice relating to this investigation of its operations in China under the FCPA. Lucent responded to the Wells notice via a written submission to the SEC staff and is continuing discussions with the SEC staff in an effort to resolve the matter.

In May 2005, Lucent received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas relates to a DOJ investigation of potential antitrust and other violations by various participants in connection with the United States government’s E-Rate program. The subpoena requires Lucent to produce documents before a grand jury of the U.S. District Court in Georgia.  The second subpoena was from the Office of Inspector General, U.S. General Services Administration and relates to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. During April 2006, the California Department of Justice served Lucent with discovery requests related to sales to California governmental agencies of telecommunications equipment and related maintenance services. It is too early for Alcatel-Lucent to determine whether any of these matters will have a material effect on Alcatel-Lucent’s business, financial position, results of operations or cash flows.

Lucent’s Employment and Benefits Related Cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by $ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies.  This case has been dismissed by the court, but the dismissal has been appealed to a higher court and that appeal is pending. Another such case, Chastain, et al. v. AT&T , was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits.

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans.   Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process.  A Special Committee was appointed and reviewed the claims of the plaintiffs and

Lucent filed a report with the Court on December 28, 2006.  The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed and motions for summary judgment are currently pending.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs.  The case is stayed pending the final disposition of another case raising similar issues.  In the related case, the U.S. 9th Circuit Court of Appeals recently found against the defendant employer.  The defendant employer in the related case may seek an appeal to the U.S. Supreme Court.

Lucent’s Intellectual Property Cases

Lucent is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products Lucent has provided to them.

Lucent’s other litigation

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately $ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately $ 190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately $ 244 million, plus statutory interest and other costs. As a result, Lucent has recognized a $ 300 million charge (including related interest and other costs of approximately $ 56 million) as of September 30, 2007. In addition, $ 320 million of cash is collateralizing a letter of credit that was issued during the second quarter of fiscal 2006 in connection with this matter.  Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved.  On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court.  Lucent has filed a notice of appeal of this decision with the United States Court of Appeals.

Microsoft

On February 22, 2007, after a three-week trial in U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials. In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding $ 1.5 billion. This figure includes damages based on foreign sales, but a recent U.S. Supreme Court decision would likely eliminate that component of damages. On August 6, 2007, the U.S. District Court in San Diego issued a judgment as a matter of law reversing the jury verdict and entering judgment in favor of Microsoft.  Lucent has appealed this ruling to the Court of Appeals for the Federal Circuit.

Lucent and Microsoft, Dell and Gateway are involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, the Gateway, Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California.  The court scheduled a number of trials for groups of the Lucent patents, including in the trial described above. Additional trials in this case against Microsoft, Dell and Gateway are scheduled in 2008.  One of those cases involves counterclaims that Microsoft has asserted against Alcatel-Lucent alleging that certain Alcatel-Lucent products infringe various Microsoft patents.

NGC

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against Lucent, certain former officers and employees, Lucent subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $ 63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against Lucent in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted Lucent’s motion to dismiss the case in its entirety. NGC has filed a notice of appeal. Some of the claims brought by NGC in the New Jersey action have been dismissed, but that case and the other claims in Saudi Arabia are still pending.

Effect of the various investigations and procedures

Alcatel-Lucent reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally.  Alcatel-Lucent will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

Although it is not possible at this stage of these proceedings to predict the outcome with any degree of certainty, Alcatel-Lucent believes that the ultimate outcome of these proceedings, net of applicable reserves, will not have a material adverse effect on its consolidated financial position or its income (loss) from operating activities. Alcatel-Lucent is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income (loss) or the assets of Alcatel-Lucent or the Group.

Note 23

Summary of differences between accounting principles followed by Alcatel-Lucent and U.S. GAAP

Alcatel-Lucent’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the EU (see Note 1) which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Differences that existed between generally accepted according principles in France (“French GAAP”), which was used before IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 even though an IFRS accounting policy may be the same, or similar, to that applied under U.S. GAAP.

Those differences which have a significant effect on the Group’s net income (loss) for the six-month period ended June 30, 2007 and shareholders’ equity as of that date are as follows:

(a) Differences in accounting for business combinations

Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP that were not restated in the opening IFRS balance sheet (as of January 1, 2004)

Beginning January 1, 1999, in connection with the change in French accounting principles, historical Alcatel accounted for its acquisition of DSC Communications Corporation (“DSC”) under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to historical Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.

The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories (“Genesys”) and Newbridge Networks Corporation (“Newbridge”), the stock-for-stock acquisition of Kymata made during the second half of 2001, the stock-for-stock acquisition of Astral Point and Telera made during 2002 and the stock-for-stock acquisition of TiMetra made during 2003 were accounted for using the pooling of interests accounting method under French GAAP.

Under IFRS, these business combinations have not been restated to conform with IFRS 3 Business combinations (“IFRS 3”) requirements, as permitted by the exemption authorized by IFRS 1 § 13(a) that we elected.

Under U.S. GAAP, the DSC, Genesys, Newbridge, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. As TiMetra was a development stage-company when acquired, which did not meet the definition of a business as defined by EITF Issue No. 98-3 Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.

The purchase prices of the acquisitions were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of acquisition	Currency	Goodwill
	(in millions)
DSC	1998	US$	2,613
Genesys	2000	US$	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	US$	138
Telera	2002	US$	47
TiMetra	2003	US$	114(1)

___________

(1) As TiMetra did not meet the definition of a business as defined by EITF Issue No. 98-3 Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business, US$ 114 million, representing the excess of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed, was accounted for directly in the income statement as a loss.

As part of the changeover to IFRS, on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see Note 1c).

Intangible assets and impairment

In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: US$ 256 million for DSC, US$ 59 million for Genesys, CAD$ 694 million for Newbridge, GBP£ 10 million for Kymata, US$ 8 million for Astral Point, US$ 27 million for Telera and US$ 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three to seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the French “pooling of interests” method and not restated in the IFRS opening balance sheet

DSC

In connection with the acquisition of DSC, the Group allocated US$ 1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of US$ 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (US$ 600 million), Switching (US$ 400 million), and Transmission (US$ 96 million).

Newbridge

In connection with the acquisition of Newbridge, the Group allocated US$ 750 million of the purchase price to in-process research and development projects.

At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of US$ 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (US$ 505 million) and Access (US$ 245 million).

Genesys

At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of US$ 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.

TiMetra

At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of US$ 5.5 million of the purchase price to the in-process research and development projects represented their estimated fair values.

Approximately US$ 42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately US$ 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.

Estimated total revenues from the acquired in-process technology were expected at the time of the acquisition to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel-Lucent.

The estimated costs of goods sold as well as operating expenses as a percentage of revenues for TiMetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.

Allocation of the purchase price to in-process research and development projects and other differences between IFRS and U.S. GAAP related to business combinations accounted for using the purchase method

As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group. All business combinations from January 1, 2004 onwards are accounted for using the purchase method.

Development expenditures that relate to an in-process research or development (“IPR&D”) project acquired in a business combination are recognized as intangible assets separate from goodwill under IFRS and U.S. GAAP.

Under U.S. GAAP (FASB Interpretation No. 4 Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, an interpretation of FASB Statement No. 2), at the date the combination is consummated, all costs assigned to activities to be used in research and development are charged to operating expense unless the assets have alternative future uses. Therefore IPR&D identified in a business combination and accounted for as intangible assets apart from goodwill is fully written-off once the business combination is consummated.

On the other hand, under IFRS, expenditures related to IPR&D accounted for as an intangible asset in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts, at which point the useful life of this asset will be determined and the amortization will begin or the impairment booked.

The main IPR&D concerned are related to the following business combinations: Spatial Wireless in 2004, Native Networks in 2005 and Lucent Technologies and the UMTS business of Nortel Networks in 2006.

Spatial

At the acquisition time, Spatial Wireless was developing a UMTS ("Universal Mobile Telecommunications System") project that qualified as in-process research and development project. This UMTS project represented a major engineering effort to integrate UMTS and support for Wi-Fi handset access into historical Alcatel’s wireless Softswitch technology. The allocation of the purchase price to in-process research and development projects was estimated at US$ 10 million at the end of 2004 and subsequently valued at US$ 14.5 million in 2005 during the allocation period.

Approximately US$ 4 million had been spent since June 2003 on this in-process research and development project as of the acquisition date. Management estimated that the aforementioned project was approximately 80% complete, therefore costs to complete the project were estimated at approximately US$ 1 million over 5 months following the acquisition.

Estimated total revenues from the acquired in-process technology were expected at the acquisition date to peak in 2006 to 2010 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel-Lucent.

The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

A discount rate of 30% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the lifetime of such technology, the profitability levels of such technology, and the likelihood of technological evolutions unknown at that time.

Lucent Technologies.

There are differences between IFRS and U.S. GAAP in determining the fair value of shares used as consideration in a business combination.  Under IFRS, the fair value is measured as of the date of the exchange – the date on which the acquirer obtains control over the acquiree’s net assets and operations.  Under U.S. GAAP according to EITF Issue No. 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value is measured over a reasonable period of time before and after the parties reach an agreement on the purchase price and the proposed transaction is announced.  As a result, there are differences in the fair value of the Alcatel-Lucent ordinary shares, former Lucent’s warrants and share-based awards outstanding or issued in connection with the acquisition of Lucent.  In addition, under IFRS, the fair value of debt conversion features is also considered as part of the purchase price as these features need to be bifurcated from the host security and recognized in equity.

Attached is an analysis of the purchase price of Lucent under IFRS and U.S. GAAP and the components to which the differences were allocated.

IFRS - U.S. GAAP Reconciliation (In millions of US$)

Differences due to different measurement date:	IFRS	U.S. GAAP	Difference
ADRs	11,758	13,927	2,169
Warrants	46	125	79
Share-based awards	175	291	116
Subtotal	11,979	14,343	2,364

Fair value of debt conversion features	1,005	-	(1,005)
Transaction costs	53	53	-
Total consideration	13,037	14,396	1,359

Differences allocated to:	Pre-tax	Tax	After tax
In process research and development (1)	-	226	226
Debt conversion features (2)	(1,005)	391	(614)
Asset ceiling (3)	2,286	(889)-	1,392
Valuation allowances for deferred tax assets	-	903	903
Goodwill	(607)	-	(607)
Other	68	(14)	54
Total	742	617	1,359

__________

(1) Under U.S. GAAP, according to EITF Issue No. 96-7 Accounting the Deferred Taxes on In Process Research and Development Acquired in a Purchase Business Combination, no deferred taxes have been provided on IPR&D.

(2) Refer to Note 23i.

(3) Refer to Note 23f.

A detailed presentation of the preliminary purchase price allocation of Lucent’s business combination under U.S. GAAP is presented in Note 26 (1) below. The adjustments of this preliminary purchase price allocation recognized in the current period are detailed in Note 3 - Changes in consolidated companies.

The allocation of the in process research and development (IPR&D) by activities is as follows :

(In millions of currencies)	Fair values
	US$	€
Bell Laboratories	381	288
Mobility Access Solutions	97	73
Multimedia Network Solutions	97	74
Application Solutions	6	5
Total	581	440

At the acquisition date, Lucent was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies for the telecommunication equipment market.  The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements.

The Group's methodology used to allocate the purchase price to IPR&D is determined through established valuation techniques. The income approach was the primary valuation method employed, which discounts expected future cash flows related to the projects to present value.  The discount rates used in the present value calculations are typically based on a weighted-average cost of capital analysis, venture capital surveys and other sources where appropriate.  Adjustments were made to reflect the inherent risk of the developmental assets.  The cost approach also was employed in selective cases of IPR&D, which entails estimating the cost to re-create the asset.  We consider the pricing models related to the acquisition to be standard within the telecommunications industry.

The key assumptions employed in both approaches consist primarily of an expected completion date for the in-process projects; estimated costs to complete the projects; revenue and expense projections; and discount rates based on the risks associated with the development lifecycle of the in-process technology acquired.  We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

The acquisition of Lucent resulted in the allocation of US$ 581 million of the purchase price to IPR&D.  IPR&D was expensed under U.S. GAAP upon acquisition because no future alternative uses existed.  Under IFRS, out of the $581 million, an impairment charge of US$ 93 million was accounted for as restructuring costs in December 2006 in connection with the discontinuance of certain product lines.  The development of these technologies remains a significant risk due to the remaining efforts to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats.  Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

A brief description of the subject IPR&D technology by business unit follows.

Bell Labs – The IPR&D efforts of Bell Laboratories ("Bell Labs") were valued at the estimated cost to recreate the assets at time of the acquisition.  The projects represent short-term and long-term applied research pursuits in a broad array of technological disciplines across Bell Labs’ organizational groups. Projects with expected commercial application include development of:

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Wireless network modeling

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WiMax technology

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Voice-over-IP technologies

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CDMA security

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Nanostructure devices

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Converged data-optical networks

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Quantum computing

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4G technology evolution

Approximately US$ 320 million had been spent on in-process R&D projects as of the acquisition date. Expected completion dates ranged from 6 months to five years.  The acquired in-process R&D excluded many basic research projects ongoing at Bell Labs due to the early stage of development and lack of reasonably reliable estimates regarding future economics.

Mobility Access Solutions – The major programs under development represented a combined development effort by the CDMA and UMTS product groups to upgrade core platform technologies, which were expected to facilitate the rollout of sophisticated IP-based service portfolios utilizing the IMS architecture. Approximately US$ 30 million had been spent on the R&D projects as of the acquisition date.  Costs to complete the projects were estimated at approximately $52 million over the twelve to eighteen months following the acquisition.  Discount rates applied to the projected cash flows were 16% to 20%.

Multimedia Networks Solutions – The major programs involved upgrading optical technologies and developing next-generation data networking products. Over US$ 60 million had been spent on the R&D projects as of the acquisition date.  Costs to complete the projects were estimated at approximately US$ 100 million over the twelve to twenty-four months following the acquisition.  The Application Solutions IPR&D cash flows were discounted at 15% to 22%.

Application Solutions – Development projects that qualified as In-Process R&D included several projects within the unit’s subscriber payment and data management solutions for mobile operators. Approximately US$ 1 million had been spent on the R&D projects as of the acquisition date.  Costs to complete the projects were estimated at approximately US$ 7 million over the twelve to eighteen months following the acquisition.  The Application Solutions In-Process R&D cash flows were discounted at 20%.

UMTS business of Nortel Networks.

Nortel had spent over US$ 1.0 billion in the past five years on the development of its UMTS technology assets. The technology is based on current standards and architectures and is designed to allow for future enhancements. Royalty rate data was reviewed for contemporary transactions in the Telecommunications Transmission Technology market and Wireless-related Protocol market. The relevant range of royalty rate was 4.0% to 6.0%.

For the analysis performed, a royalty rate of 6.0% was considered appropriate to reflect the specific characteristics of the acquired UMTS technology. It should be noted that certain of the comparable transactions reviewed involved restricted license arrangements (limited geography, markets, etc.) that would underestimate true ownership value. Additionally, both historical Alcatel and Nortel management considered the Nortel UMTS technology as more mature and superior to the existing Alcatel/Lucent solution. The majority of the UMTS technology platform at Alcatel-Lucent is comprised of Nortel UMTS assets.

The acquired UMTS developed technology was expected to contribute meaningfully to revenue generation for approximately seven years. The technology may contribute to the forthcoming Long Term Evolution (4G) products beyond seven years, but it was unclear at the valuation date what role, if any, the acquired assets will play. The resulting cash flows were discounted to present value using a rate of 18.0% based on the UMTS technology’s relative risk profile and position in its technology cycle. The present value associated with UMTS technology assets (including IPR&D) was €127 million.

In order to allocate this aggregate value to developed technology and IPR&D, the expected contribution to cash flows for the IPR&D was estimated and used as a factor for allocating its share of the total UMTS value. The remaining value was ascribed to the acquired developed technology and know how. The contribution of IPR&D was estimated based on the relative R&D costs incurred on the identified projects to the total R&D spent on the overall UMTS platform while in development at Nortel. UA 5.0 and UA 6.0 UMTS projects were identified as in-process at the valuation date. Nortel spent approximately US$ 130 million to date on the current R&D projects. The UA 5.0 and UA6.0 IPR&D projects incurred US$ 24.4 million and US$ 0.2 million in development expenses, respectively, in 2005. Expenses incurred in 2006 were US$ 102.7 million and US$ 2.1 million, respectively.

UMTS development effort over the last five years can be characterized by a period of three years of development of base UMTS technology, followed by two years of higher value, differentiating product technology (including UA 5.0 and UA 6.0 technologies). As such UA 5.0 and UA 6.0 development expenses were value-adjusted to reflect their higher contribution to the overall technology platform than the base technology components. The combined value-adjusted R&D spend as of the valuation date was estimated at approximately US$ 188 million. Given an estimate of US$ 1.0 billion incurred on the UMTS technology platform since its inception, the IPR&D represented 18.8% of the total spend. IPR&D has therefore been valued at US$ 30.5 million (€ 24 million).

In connection with the annual impairment test of goodwill performed in June 2007, all tangible and intangible assets related to the UMTS technology have been impaired as explained and detailed in Note 11. As the IPR&D related to Nortel Networks’ UMTS technology was expensed under U.S. GAAP in 2006, the impairment loss accounted for under IFRS in the six months period ended June 30, 2007, has been reversed under U.S. GAAP.

Hedge of foreign currency risk in a business combination.

Nortel Networks

Under U.S. GAAP, hedge accounting is not available for a hedge of foreign exchange risk related to a business combination. There is no such requirement under IFRS and IAS 39-AG 98 stipulates that a firm commitment to acquire a business in a business combination can be considered as a hedge item if related to foreign exchange risk. Therefore, the purchase price of Nortel's UMTS technology assets acquired is different under U.S. GAAP and IFRS. The € 7 million difference has been accounted for as a financial loss in the U.S. GAAP income statement.

Contribution of Space businesses by historical Alcatel and Alenia to two jointly controlled joint ventures

As described in Note 3 to the financial statements, on July 1, 2005, historical Alcatel and Finmeccanica announced the creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel held 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica held 67% and Alcatel 33%). These joint ventures were jointly controlled, as defined by IAS 31 Joint Ventures and were therefore consolidated using the proportionate method of consolidation starting July 1, 2005.

Under IFRS, in accordance with the guidance provided by SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, the recognition of any portion of a gain or loss from the transaction shall reflect the substance of the transaction. While the assets are retained by the joint venture, and provided the venturer has transferred the significant risks and rewards of ownership, the venturer shall recognize only that portion of the gain or loss that is attributable to the interests of the other venturers. Therefore a € 129 million gain related to the contributed business was accounted for as of December 31, 2005.

Under U.S. GAAP, contributing assets to a joint venture does not usually result in the culmination of the earnings process. However, similar to the guidance in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, when cash is paid to one of the joint venturers in order to balance the fair market value of assets contributed by each venturer, gain recognition is allowed insofar as such gain is limited to the lesser of the computed gain or the amount of cash received, provided the recipient has no refund or continuing support obligation. As indicated in Note 3, historical Alcatel received a payment of €109 million from Finmeccanica upon creation of the joint venture.

Further, the gain on contributed assets differs under U.S. GAAP from the gain accounted for under IFRS due to differences between the net book value of the contributed assets under both standards, mainly related to the amortization of goodwill (see Note 23b) and accounting treatment of pensions (see Note 23f). As a consequence of the above, the total gain related to the contributed business accounted for under U.S. GAAP in 2005 was € 72 million.

(b)  Amortization and impairment of goodwill

Under French GAAP, goodwill was generally amortized over its estimated life, not exceeding 20 years.

As business combinations consummated before January 1, 2004 were not restated in the opening IFRS balance sheet, accumulated amortization of goodwill as of December 31, 2004 accounted for in accordance with French GAAP was maintained in the IFRS consolidated financial statements.

Beginning January 1, 2004, goodwill (including goodwill on equity method investments) is no longer amortized under IFRS but annually tested for impairment as prescribed by IFRS 3.

Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, historical Alcatel adopted SFAS No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment). In the first step, the fair value of the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is less than its book value, a second step is performed which compares the implied value of the reporting unit’s goodwill to the carrying value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of the goodwill is less than its carrying value, the difference is recorded as an impairment. During 2002, material impairment losses were accounted for in accordance with SFAS 142 requirements. These impairments losses were related to some of the business combinations accounted for using French “pooling of interests” method described in Note 23a above.

Under IFRS, goodwill is allocated to “cash generating units” (defined as the smallest group of identifiable assets that generates cash inflows from continuing use largely independent of the cash inflows from other assets) or groups of “cash generating units”, which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. In Alcatel-Lucent this level is the same as the reporting unit level as defined by SFAS 142. If the recoverable amount of the group of cash generating units (including goodwill) is lower than its carrying amount, an impairment loss shall be accounted for to reduce the carrying amount of the assets of the group of units to the recoverable amount, first in reducing the carrying amount of goodwill and then in reducing the carrying amounts of other assets.

The impairment losses accounted for under U.S. GAAP, mainly in 2002, were not accounted for under IFRS, as these impairment losses were partially related to business combinations in which no goodwill had been recorded under IFRS as indicated in Note 23a.

As prescribed by paragraph 36 of SFAS 142 “When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 32 and 33 shall be used to reassign assets and liabilities to the reporting units affected.  However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach.”

The reorganization of the reporting structure that occurred following the merger of historical Alcatel with Lucent by itself did not require a specific goodwill impairment test. However, we have considered that an impairment test should be re-performed at year end under U.S. GAAP due to the adoption of a new reporting structure under IFRS. Following this impairment test, no impairment was accounted for under IFRS or U.S. GAAP.

Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18 The Equity Method of Accounting for Investments in Common Stock (“APB 18”) .

Amortization charges of goodwill for fiscal year 2002 and 2003 accounted for in our previous French GAAP consolidated financial statements are therefore restated in our U.S. GAAP consolidated financial statements and specific U.S. GAAP impairment losses have been accounted for related to business combinations recorded under French “pooling of interest methods” that were not restated under IFRS.

(c) Capitalization of development expenses related to Research and Development efforts

Under IFRS IAS 38 Intangible assets (“IAS 38”), expenses related to development phase of a research and development project shall be capitalized if certain criteria are met:

•

• the project is clearly defined, and the costs are separately identified and reliably measured,

•

• the technical feasibility of the project is demonstrated,

•

• the intention exists to finish the project and use or sell the products created during the project,

•

• a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; and

•

• adequate technical and financial resources are available to complete the project.

Under U.S. GAAP, software development costs would be similarly capitalized in accordance with SFAS No. 86 Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. However, in accordance with SFAS No. 2 Accounting for Research and Development Costs, all other development costs are charged to expense when incurred.

(d) Liability recognition for certain employee termination benefits and other costs associated to restructuring plans such as anticipated termination of leases

The main difference between IFRS and U.S. GAAP relates to voluntary termination benefits. Under IAS 19 Employee benefits (“IAS 19”), benefits are recognized when the entity is demonstrably committed to providing those benefits. This definition differs from the requirements of SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits : the liability is recognized when incurred (when the employee accepts the entity’s offer of voluntary termination of employment).

Another difference is related to the accounting method for onerous contracts. Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), an onerous contract is a contract in which the unavoidable costs of meeting its obligations exceed the economic benefits expected. Provisions are made as soon as it is determined that the costs will exceed the expected economic benefits. In the case of an onerous operating lease, the provision could be recognized before the asset is no longer used. Under SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), a liability for a cost to terminate a contract before the end of its term shall be recognized at fair value when the entity terminates the contract. If the contract is an operating lease, the fair value of the liability shall be accounted for at the cease-use date.

In the context of a business combination, under IFRS restructuring provisions are recognized as part of the acquired liabilities only if the acquiree has an existing liability at the acquisition date for a restructuring recognized in accordance with IAS 37.  Under U.S. GAAP, and in accordance with EITF Issue 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination ("EITF 95-3"), certain restructuring provisions of an acquiree may be recognized at the acquisition date if the following specific criteria are met.  As of the acquisition date, management with the appropriate level of authority begins to assess and formulate a restructuring plan and such plan is completed as soon as possible after the acquisition date but no later than one year from the acquisition date.  Also, the plan must specifically identify all required actions to be completed in sufficient detail by location and function and the actions required by such plan need to begin as soon as possible after the plan is finalized, and the period of time to complete the plan indicates that significant changes to the plan are not likely.

As of June 30, 2007, in accordance with EITF 95-3, no restructuring provision was recognized under U.S. GAAP as of the acquisition date, as some of the specific conditions defined by EITF 95-3 were not met. In particular, the condition related to the completeness of the assessment of which employees of Lucent will be involuntary terminated or relocated and the approval and commitment of Alcatel-Lucent to the different plans which are envisaged were absent.

To the extent that the costs do not meet the criteria of EITF 95-3, the costs are to be expensed in the period incurred. However, because of the nature of the integration plans and its estimated costs, it is not possible to provide an estimate of the costs that will be reported as expenses in the future.

Prior to the consummation of the merger with historical Alcatel, Lucent had previously recognized that certain accumulated severance liabilities under on-going benefit arrangements related to past services, were likely to be paid and were reasonably estimated.  These liabilities were eliminated in the purchase price allocation under IFRS and U.S. GAAP as they could no longer be reasonably estimated due to the merger and related restructuring actions contemplated to occur over time.

(e) Other comprehensive income

SFAS No. 130 Reporting Comprehensive Income (“SFAS 130”) requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources.

(f) Pension and post-retirement benefits other than pension plans

Prior to December 31, 2006, under U.S. GAAP, when the unfunded accumulated benefit obligation ("ABO") (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeded the fair value of plan assets, an additional minimum liability had to be recognized in accordance with SFAS No. 87 Employers’ Accounting for Pensions. If this liability exceeded the unrecognized prior service cost, the excess was recorded as a reduction of shareholders’ equity. Under IFRS (IAS 19), there is no such requirement.

Starting January 1, 2004, historical Alcatel has complied with IAS 19 (Employee Benefits). As a result, the actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that existed at January 1, 2004 were recorded in shareholders’ equity (see Note 1k). Under U.S. GAAP those actuarial gains and losses were recognized over the expected average remaining working lives of the employees.

Similar differences exist for post-retirement benefits other than pensions granted to employees, primarily life insurance and health care, except that there was no requirement to recognize a minimum liability adjustment under SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”.

SFAS No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158") was adopted on December 31, 2006 as required for U.S. GAAP purposes.  SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other post-retirement benefit plans and post-employment benefit plans on the balance sheet.  Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability.  The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income in shareholders' equity.  Additional minimum liabilities and related intangible assets are also derecognized upon adoption of the new standard. Under IFRS, there is no such requirement.

Under IFRS, the amount of prepaid pension costs that can be recognized in the financial statements is limited to the sum of the cumulative unrecognized net actuarial losses and past service costs, the present value of available refunds from the benefit plans and  reductions in future contributions to the plans.  These limitations do not apply under U.S. GAAP.

Under IFRS, the Group adopted as of January 1, 2007, with retrospective application, the option available in an amendment of IAS 19 to recognize the actuarial gains and losses and the asset ceiling impact on post-employment benefits in the balance sheet, through the Statement of Recognized Income and Expense. The impact of this change in accounting policies under IFRS on the balance sheet as of December 31, 2006 is presented in Note 4.

Under U.S. GAAP, actuarial gains and losses are still amortized using the “corridor“ method. Under this method, actuarial gains and losses equal to less than 10 % of the greater of the amount of future obligations or the fair value of plan assets are not amortized. Actuarial gains and losses above this 10 % threshold are recognized in the income statement over the expected remaining service period of the employees or over the life expectancy if all or almost of the plan participants are inactive.

Under IFRS, because of the retrospective adoption of the above-mentioned amendment to IAS 19, no amortization of actuarial gains and losses for post-employment benefits is recognized in the income statement.

Under IFRS, in case of a plan amendment related to inactive participants, such as the one disclosed in Note 19, the impact of the amendment on the projected benefit obligation is fully accounted for in the income statement without any amortization. Under U.S. GAAP, as indicated above, the impact of the plan amendment is amortized over the life expectancy of the participants of the amended plan.

The income statement adjustment mainly relates to (i) amortization of actuarial gains and losses under U.S. GAAP not recognized in the income statement under IFRS, and (ii) the amortization of the plan amendment that is amortized over the life expectancy of the participants under U.S. GAAP and is fully recognized in the income statement under IFRS (representing a negative impact of €266 million for the six month period ended June 30, 2007).

The equity adjustment mainly relates to the limitation of the amount of prepaid pension costs that can be recognized in the financial statements under IFRS as described above (representing a positive impact of €1,621 million as of June 30, 2007).

(g) Share-based payment

Accounting for stock option plans under IFRS Share-Based Payment (“IFRS 2”) leads to recognition of a compensation expense. Equity-settled share based payments such as stock options plans are measured at fair value. Fair value is determined at the date of grant using an appropriate evaluation model (see Note 1w and Note 6). Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options granted did not lead to recognition of a compensation expense.

Under U.S. GAAP, until January 1, 2006, historical Alcatel accounted for those plans under the recognition and measurement principles of APB Opinion No. 25 Accounting For Stock Issued To Employees (“APB 25”), and related interpretations. Stock-based employee compensation cost was reflected in net income based on the intrinsic value of the stock options granted.

Effective January 1, 2006, historical Alcatel adopted SFAS No 123(R) Share Based Payment (Revised) ("SFAS 123(R)"). historical Alcatel elected the modified prospective transition method, therefore prior results were not restated. Under this method, SFAS 123(R) applies to new awards and to existing awards modified, repurchased, or cancelled after the required effective date (i.e. January 1, 2006 for Alcatel-Lucent).

Awards that were unvested as of the date of adoption of this standard, must be amortized prospectively as the respective service is rendered, and the cost of such awards will continue to be based on the grant date fair value as previously measured for the SFAS 123 disclosure requirements.

The effect on net income and earnings per share, if historical Alcatel had applied the fair value recognition provisions of SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”), is presented in Note 26(2).

There are different measurement dates used to determine the fair value of unvested share-based awards related to Lucent as of the acquisition date under IFRS and U.S. GAAP.  As a result, the amount of compensation expense related to such awards will be different under IFRS and U.S. GAAP (see Note 23a).

Social charges, such as employers’ payroll taxes arising from share-based compensation transactions, are recognized over the same period as the related compensation charge under IFRS.  Under U.S. GAAP, employers’ payroll taxes are recognized on the exercise date for stock options or vesting dates for restricted stock.

(h) Leases and sale-leaseback transactions

SFAS No. 13 Accounting for leases (“SFAS 13”) and SFAS No. 98 Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate ("SFAS 98") require that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the future rental payments over the period of time that the asset is expected to be used. Under IAS 17 Leases ("IAS 17"), the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.

IAS 17 and SFAS 13 prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards related to ownership of the leased asset. However, SFAS 13 provides quantitative criteria to determine if a lease is an operating lease or a capital lease whereas IAS 17 requires subjective determinations to be made. As a result, in certain rare circumstances a capital lease under U.S. GAAP may be considered as operating lease under IAS 17 and vice versa.

(i) Compound financial instruments

If a financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments under IAS 32 Financial Instruments : Disclosure and Presentation (“IAS 32”).

This is the case with the bonds issued by Alcatel in 2003 (Oceane — Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, bonds convertible into or exchanged for new or existing shares (see Note 1m).

These requirements differ from those of U.S. GAAP . The Oceane (bonds convertible into or exchanged for new or existing shares) are accounted for as financial debt and presented as long term financial debt in the U.S. GAAP classified balance sheet (see Note 25(4)).

Other compound financial instruments were assumed in connection with the acquisition of Lucent.  As a result, the fair value of these convertible debt securities included a separately identifiable fair value for the conversion features which was determined based on an independent valuation and considered as part of the purchase price and reflected as a component of equity under IFRS.  The fair value of such conversion features was recognized as long-term debt under U.S. GAAP.  The difference between the fair value of debt recognized at the acquisition date under IFRS and U.S. GAAP and the maturity amount is amortized as interest expense over the remaining contractual maturity periods.

In connection with a joint solicitation of consent from holders of Lucent’s 2.875% Series A and Series B convertible debentures, Lucent provided a one-time adjustment to the conversion ratios for such securities .  The increase in the fair value of the conversion features was recognized as a non-cash € 18 million charge under IFRS through income.  Under U.S. GAAP, in accordance with EITF Issue 06-6 Application of Issue No. 05-7, the increase in the fair value of the conversion features was reflected as a reduction of the carrying amount of the debt and not in the income statement.  The reduction in the carrying amount of the debt instruments will be amortized as interest expense over the remaining contractual maturity periods of such securities.

Lucent's 8% convertible securities were redeemed on March 29, 2007 at Lucent’s option for an amount of US$ 486.5 million. Under IFRS, in accordance with IAS 32 AG33 and AG34 requirements, the consideration paid in connection with an early redemption is allocated at the date of redemption between the liability and equity components  with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in the other financial income (loss) and the amount of consideration relating to the equity component is recognized in shareholders’ equity. This resulted in a financial loss of € 12 million and a change in equity before tax of € 30 million. Under U.S. GAAP, the difference between the consideration paid and the carrying amount at the date of early redemption of € 5 million was accounted for in the income statement as other financial income.

(j) Reversal of inventory write-down

Under IAS 2 Inventories (“IAS 2”), inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes in economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.

Under U.S. GAAP, ARB No.43 Restatement and Revision of Accounting Research Bulletins states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to be reversed before the inventory is either sold or written-off.

(k) Presentation of consolidated financial statements

The classification of certain items in, and the format of, Alcatel-Lucent’s consolidated financial statements vary to some extent from U.S. GAAP. The most significant reporting and presentation practices followed by Alcatel-Lucent that differ from U.S. GAAP are described in the following paragraphs:

In its balance sheet, Alcatel-Lucent reports the costs incurred plus recognized profits less the sum of recognized losses and progress billings for all construction contracts in progress either in the specific balance sheet line item “amount due from customers” or in the specific line item “amounts due to customers” depending on whether the amounts determined contract by contract are respectively positive or negative as required by IAS 11 Construction Contracts (“IAS 11”). These specific balance sheet line items do not exist under U.S. GAAP and the corresponding amounts are presented in inventories, trade receivables and related accounts, or other reserves depending upon their nature.

Deferred taxes are presented in non current assets and liabilities under IFRS and as current or non current under U.S. GAAP based on the classification for financial reporting of the related tax asset or liability.

Under IFRS (IAS 1), the income statement is presented using a classification based on the function of expenses. Nevertheless, when an item of income and expense is material, the nature and amount shall be disclosed separately. Expenses presented on specific line items of the income statement due to their materiality are restructuring costs, impairment of intangible assets and gain on sale of stock in subsidiaries. Income statement line items presented could therefore differ between the two standards.

In its statement of cash flows under IFRS, Alcatel-Lucent presents the items “net cash provided (used) by operating activities before changes in working capital, interest and taxes”. This item would not be shown under a U.S. GAAP statement of cash flows presentation.

(l) Discontinued operations

In April 2004, historical Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company, which is an investment in associate in accordance with IAS 28 Investments in Associates, officially started operations on August 31, 2004 and was 55% owned by TCL and 45% owned by historical Alcatel and was accounted for under the equity method. The mobile phone business of historical Alcatel was no longer considered to be under historical Alcatel’s control as of December 31, 2003 and therefore the results of operations and financial position of this business have been accounted for in discontinued operations under IFRS in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). This transaction is not considered to be a discontinued activity under U.S. GAAP due to our continuing involvement (45% interest) in TCL & Alcatel Mobile Phone Ltd at year end (this concept being not present in the definition of discontinued operations in IFRS 5). As a result, under U.S. GAAP the mobile phone business results from January 1, 2004 to August 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

In May 2004, historical Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel-Lucent 49.9% of the new company Draka Comteq BV. The optical fiber business of historical Alcatel was no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results of operations and financial position of this business were accounted for in discontinued operations under IFRS. This transaction does not qualify for discontinued activity status under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end.

On April 5, 2006, historical Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of historical Alcatel's ownership interests in two joint ventures in the space sector, its railway signaling business and its integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.  On December 4, 2006, Alcatel-Lucent and Thales announced that they had signed a final agreement.  The transaction primarily consisted of the contribution and disposal by Alcatel-Lucent to Thales of certain assets as disclosed in Note 3.  This transaction does not qualify for discontinued operations reporting under U.S. GAAP due to our continuing 20.95% interest in Thales. Under U.S. GAAP, the results of the businesses to be disposed of or contributed to Thales from January 1, 2004 to December 31, 2006 (for the part contributed to Thales as of January 5, 2007) or to March 31, 2007 (for the businesses disposed of beginning of April 2007) have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item. Assets and liabilities have been accounted for as disposal groups in the balance sheet under both accounting standards.

Due to differences in accounting for goodwill and other assets and liabilities, the value of net assets under IFRS and U.S. GAAP is different with regard to the discontinued operations disposed of or contributed to Thales (see comments given in Note 3 - Changes in consolidated companies) . As a result, we have recorded a reconciling charge of € 79 million before tax in our net income (loss) under U.S. GAAP in the first half of 2007 (presented in the line item “Gain on sale of stock in subsidiaries” in the summarized U.S. GAAP consolidated income statement -see note 25(1) below).

(m) Effect of cumulative translation adjustments on sale of subsidiaries

We elected to reset the cumulative translation adjustments to zero as of transition date to IFRS (January 1, 2004), as disclosed in Note 1(d). As a result, we created a permanent reconciling item between IFRS and U.S. GAAP. A portion of this reconciling item is reversed each time we dispose of a consolidated subsidiary, the financial statements of which were denominated in a currency other than our reporting currency, the euro, and for which the cumulative translation adjustment as of January 1, 2004 was something other than zero under U.S. GAAP.

(n) Adjustments on equity affiliates

The most significant portion of this adjustment is related to the share in net assets of Thales, which is accounted for under the equity method. The difference primarily arose from the following:

Our adoption of SFAS 142, effective January 1, 2002, required us to cease the amortization of goodwill (including goodwill related to equity affiliates) for U.S. GAAP purposes. Effective upon our transition to IFRS (January 1, 2004), we discontinued amortization of goodwill in accordance with IFRS 3; however, we adopted the IFRS 1 transitional provisions on a prospective basis. This difference in the adoption dates between the two standards has created a reconciling item which is presented as “Adjustments on equity affiliates” as it relates to “Share in net assets of equity affiliates” balance sheet line item.

Thales, a French public company, also adopted IFRS effective January 1, 2004. The primary reconciling item between French GAAP and IFRS resulted from the election of the option to record accumulated unrecognized actuarial gains and losses relating to pensions at the transition date in shareholders’ equity pursuant to IFRS 1. As a result, an adjustment has been recorded to cancel the effect of these IFRS transitional provisions in arriving at U.S. GAAP net income.

Another reconciling item is related to the impact in Thales of the adoption of SFAS 158 and the election under IFRS of the amendment of IAS 19, as described in Note 23f above.

(o) Fair value of marketable securities and other financial assets

During the transition to IFRS, we decided to designate as “financial assets at fair value through profit or loss” some of the financial assets reported as “marketable securities”, as permitted by the provisions of IAS 39 § 9(b). which relate to the definitions of the four categories of financial instruments, and in particular, for financial assets with quoted market prices in an active market, the fair value of which can be reliably measured.

Under U.S. GAAP, these marketable securities are classified as “available-for-sale” securities according to the guidance provided by SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, with change in fair value recorded in “Other Comprehensive Income”.

Under IFRS, financial assets classified as available for sale are measured at fair value consistent with U.S. GAAP. Paragraph 48A of IAS 39 indicates that “the best evidence of fair value is quoted prices in an active market. If the market (…) is not active, an entity establishes fair value by using a valuation technique”. As indicated in paragraph AG80 of IAS 39 :”the fair value of investments in equity instruments that do not have a quoted market price in an active market (…) is reliably measurable if (a) the variability of the range of reasonable fair value estimates is not significant for the instrument, or (b) the probabilities of the various estimates within the range can be reasonably assessed and used in estimating fair value.”

Under U.S. GAAP, the fair value of an equity instrument is readily determinable if sales prices or bid-and-ask quotations are currently available on a securities exchange market, provided that those prices or quotations are publicly reported. The difference between the definition of a fair value readily determinable between the two sets of accounting standards can lead to recognizing some financial assets at fair value under IFRS and at cost under U.S. GAAP.

Note 24

Reconciliation to U.S. GAAP

The following is a summary of the estimated adjustments to Alcatel-Lucent net income (loss) attributable to the equity holders of the parent for the six months ended June 30, 2007 and June 30, 2006 and Alcatel-Lucent shareholders’ equity attributable to the equity holders of the parent at June 30, 2007 and December 31, 2006 which would be required if U.S. GAAP had been applied instead of IFRS.

(1) Net income

		Six months ended June 30,
	Note	2007 (a)	2007	2006
	(in millions)
Net income (loss) attributable to the equity holders of the parent according to IFRS		$(803)	€(594)	€287
Business combinations and amortization of goodwill	23 (a)(b)	67	49	(12)
Capitalization of development costs	23 (c)	1	1	3
Restructuring plans	23 (d)	220	162	(15)
Sale and lease back transactions	23 (h)	28	21	(20)
Compound financial instruments	23 (i)	54	40	10
Share based payments	23 (g)	(3)	(2)	(4)
Pension and post-retirement benefits	23 (f)	(360)	(266)	(4)
Discontinued operations	23 (l)	(107)	(79)	-
Reversal of inventory write-downs	23 (j)	6	5	14
Adjustments on equity affiliates	23 (n)	(10)	(8)	(14)
Accounting for income taxes	23 (o)	-	-	49
Other adjustments		(6)	(4)	(6)
Tax effect of the above adjustments		100	74	(7)
Net income (loss) according to U.S. GAAP		(813)	(601)	281

____________

(a)Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1= $1.3520 on June 30, 2007.

(2)Shareholders’ equity

		Six months ended June 30,		Year ended December 31,
	Note	2007 (a)	2007	2006
		(in millions)
Shareholders’ equity attributable to the equity holders of the parent according to IFRS		$20,207	€14,946	€15,880(b)
Business combinations and amortization of goodwill	23 (a)(b)	5,802	4,292	4,615
Capitalization of development costs	23 (c)	(176)	(130)	(146)
Restructuring plans	23 (d)	231	171	12
Sale and lease back transactions	23 (h)	(295)	(218)	(245)
Compound financial instruments	23 (i)	(979)	(724)	(840)
Pension and post-retirement benefits	23 (f)	2,191	1,621	154
Reversal of inventory write-downs	23 (j)	(23)	(17)	(21)
Adjustments on equity affiliates	23 (n)	71	52	18
Other adjustments		(8)	(7)	5
Tax effect of the above adjustments		(948)	(701)	(148)
Shareholders’ equity according to U.S. GAAP		26,073	19,285	19,284

____________

(a)Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1= $1.3520 on June 30, 2007.

(b) As described in Note 4 Change in accounting policy, Alcatel-Lucent adopted, with retrospective effect, the option offered by the amendment to IAS 19 and shareholder's equity as of December 31, 2006 was adjusted accordingly.

Note 25

Summarized U.S. GAAP Consolidated Financial Statements

(1)Summarized U.S. GAAP Consolidated Income Statements

	Six months ended June 30,
	2007 (a)	2007	2006
	(in millions)
Net sales	$11,420	€8,447	€6,443
Cost of sales	(7,927)	(5,863)	(4,239)
Administrative and selling expenses	(2,456)	(1,817)	(1,065)
Research and development costs	(2,171)	(1,606)	(745)
Purchased in-process R&D	(4)	(3)	(2)
Restructuring costs	(344)	(254)	(47)
Impairment of goodwill	(172)	(127)	—
Income (loss) from operations	(1,653)	(1,223)	345
Other interest expense	(250)	(186)	(97)
Interest income and other financial income, net	120	89	45
Gain on sale of stock in subsidiaries	888	658	22
Income (loss) from continuing operations before taxes	(895)	(662)	315
Share in net income of equity affiliates	77	57	7
Provision for income tax	(16)	(11)	(14)
Minority interests	21	15	(27)
Net income (loss) from continuing operations	(813)	(601)	281
Income (loss) from discontinued operations	—	—	—
Net income (loss)	(813)	(601)	281

____________

(a)Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3520 on June 30, 2007.

(2) Earnings per share under U.S. GAAP

Earnings per share presented below are calculated in accordance with SFAS 128 Earnings per Share.

	Six months ended June 30,
Ordinary shares	2007 (a)	2007	2006
Basic earnings per share:
Net income (loss)	$(0.36)	€ (0.27)	€0.20
Diluted earnings per share:
Net income (loss)	$(0.36)	€ (0.27)	€0.20

____________

(a)Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1= $1.3520 on June 30, 2007.

The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each period disclosed.

	Ordinary shares
Six months ended June 30, 2007	Net income (loss) (in millions of euros)	Number of shares	Per share amount
Basic earnings per share	(601)	2,253,375,675	€ (0.27)
Stock option plans	-	-	-
Convertible bonds	-	-	-
Diluted earnings per share	(601)	2,253,375,675	€(0.27)

The number of stock options not exercised as of June 30, 2007 amounted to 218,665,819 shares. These shares, subject to issuance in the future, have not been taken into account for the computation of the diluted earnings per share due to their anti-dilutive effect.

For the same reason, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE), Lucent’s 7.75 % convertible debentures and Lucent’s 2.875 % series A & 2.875 % series B convertible debentures  have not been taken into account.

	Ordinary shares
Six months ended June 30, 2006	Net income (loss) (in millions of euros)	Number of shares	Per share amount
Basic earnings per share	281	1,371,360,733	€0.20
Stock option plans	—	9,735,109	—
Diluted earnings per share	281	1,381,095,842	€0.20

The number of stock options not exercised as of June 30, 2006 amounted to 142,674,291 shares. Only 9,735,109 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect..

Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

(3) Statement of comprehensive income

Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the six months ended June 30, 2007 and 2006 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	Six months ended June 30,
	2007(a)	2007	2006
	(in millions)
Net income (loss) under U.S. GAAP	$(813)	€(601)	€281
Other comprehensive income:
— Foreign currency translation adjustments	(385)	(285)	(364)
— Unrealized gains (losses) on securities	5	4	14
— Cash flow hedge	18	13	10
— Unrecognized actuarial gains and losses and prior service costs, net of tax	1,536	1,136	-
Comprehensive income (loss) according to U.S. GAAP	$361	€267	€(59)

____________

(a)Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1= $1.3520 on June 30, 2007.

If Alcatel-Lucent were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for unrecognized actuarial gains and losses and prior service costs, foreign currency translation adjustments, unrealized gains (losses) on available-for-sale securities and cash flow hedge would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

	Minimum pension liability adjustments	Unrecognized actuarial gains and losses and prior service costs	Foreign currency translation adjustments	Unrealized gains (losses) onsecurities	Cash flow hedge
	(In millions of euros)
June 30, 2007
Balance at January 1, 2007	-	479	(1,046)	62	(2)
Six months period change	-	1,136	(285)	4	13
Balance at June 30, 2007	-	1,615	(1,331)	66	11
June 30, 2006
Balance at January 1, 2006	(501)	-	(554)	34	2
Six months period change	-	-	(364)	14	10
Balance at June 30, 2006	(501)	-	(918)	48	12

(4) Classified balance sheet as of June 30, 2007 and December 31, 2006

	June 30, 2007	December 31, 2006
	(In millions of euros)
ASSETS
Cash and cash equivalents	4,639	4,749
Marketable securities, net	838	1,245
Other current assets	1,735	1,739
Trade receivables and related accounts	4,066	4,175
Inventories, net	2,818	2,351
Assets held for sale	53	2,227
TOTAL CURRENT ASSETS	14,149	16,486
Marketable securities	63	697
Other investments & other non current assets, net	2,134	2,281
Prepaid pension costs	6,885	5,334
Share in net assets of equity affiliates	1,486	700
Investments and other non-current assets	10,568	9,012
Property, plant and equipment, net	1,614	2,070
Acquisition goodwill, net	12,937	13,252
Other intangible assets, net	4,378	4,823
Intangible assets, net	17,315	18,075
TOTAL NON-CURRENT ASSETS	29,497	29,157
TOTAL ASSETS	43,646	45,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	1,335	1,706
Trade payables and related accounts	4,148	4,022
Accrued contract costs & other accrued liabilities	2,719	2,386
Customer deposits and advances	1,301	778
Short-term financial debt	286	1,196
Liabilities related to discontinued activities or to a disposal group held for sale	-	1,596
TOTAL CURRENT LIABILITIES	9,789	11,684
Other long-term liabilities	3,052	2,398
Other long-term financial debt	930	214
Bonds and notes issued, long-term	4,837	5,674
Long-term financial debt	5,767	5,888
Other reserves	875	758
Accrued pension and retirement obligations	4,405	5,134
Total reserves	5,280	5,892
TOTAL NON-CURRENT LIABILITIES	14,099	14,178
MINORITY INTERESTS	473	497
Capital stock	4,631	4,619
Additional paid-in capital	30,832	30,755
Retained earnings, fair value and other reserves	(13,273)	(13,451)
Unrealized holding gains (losses) and cash flow hedge	77	60
Cumulative translation adjustments	(1,331)	(1,046)
Less treasury stock, at cost	(1,651)	(1,653)
SHAREHOLDERS’ EQUITY	19,285	19,284
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	43,646	45,643

(5)Statement of changes in shareholders’ equity

	Capital stock	Addition alpaid-incapital	Retained earnings	Unrecognized actuarial gains and losses and prior servicecosts	Unrealized holding gains/(losses)	Cashflow hedge	Cumulative translation adjustment	Treasury stock atcost	Net income (loss)	Shareholders’ equity
	(In millions of euros)
Balance at December 31, 2006 after appropriation	4,619	30,755	(13,930)	479	62	(2)	(1,046)	(1,653)	-	19,284
Capital increase	12	26	-	-	-	-	-	-	-	38
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries	-	(4)	-	-	-	-	-	2	-	(2)
Net changes in cash flow hedge	-	-	-	-	-	13	-	-	-	13
Net changes in unrealized holding gains/(losses)	-	-	-	-	4	-	-	-	-	4
Deferred compensation	-	55	-	-	-	-	-	-	-	55
Unrecognized actuarial gains and losses	-	-	-	1,136	-	-	-	-	-	1,136
Translation adjustment	-	-	-	-	-	-	(285)	-	-	(285)
Dividends	-	-	(361)	-	-	-	-	-	-	(361)
Other changes	-	-	4	-	-	-	-	-	-	4
Net income (loss)	-	-	-	-	-	-	-	-	(601)	(601)
Balance at June 30, 2007 before appropriation	4,631	30,832	(14,287)	1,615	66	11	(1,331)	(1,651)	(601)	19,285
Proposed appropriation of net income (loss)	-	-	(601)	-	-	-	-	-	601	-
Balance at June 30, 2007 after appropriation	4,631	30,832	(14,888)	1,615	66	11	(1,331)	(1,651)	-	19,285

Note 26

Specific U.S. GAAP disclosures

(1)Impairment of goodwill (SFAS 142)

The changes during the first six months of 2007 in the carrying value of goodwill per segment are presented in the table below:

	Carrier	Enterprise	Services	Other	Total
	(In millions of euros)
Balance as of December 31, 2006	4,279	737	812	7,424	13,252
Allocation of Lucent goodwill	5,594	59	1,756	(7,409)	-
Goodwill acquired during the period	-	10	-	-	10
Impairment of goodwill	(127)	-	-	-	(127)
Currency translation adjustment and others	(149)	(10)	(39)	-	(198)
Balance as of June 30, 2007	9,597	796	2,529	15	12,937

Amortization of identifiable intangible assets acquired

Entities acquired during the first six months of 2007

	Gross carrying amount	Accumulated amortization
	(In millions of euros)
Amortized intangible assets	42	(2)
— Acquired technology and in process research and development	9	-
— Other	33	(2)
Unamortized intangible assets	60	(2)

Alcatel-Lucent Group

	Gross carrying amount	Accumulated amortization
	(In millions of euros)
Amortized intangible assets	5,825	(1,998)
— Acquired technology and research	2,997	(892)
— Other (1)	2,828	(1,106)
Unamortized intangible assets (2)	551	-

____________

(1)Mainly software development costs.

(2)Intangible assets related to the application of SFAS 87.

The amortization expense for the first six months of 2007 was € 664 million. Amortization expense of intangible assets is expected to be € 464 million in the second half of 2007, € 722 million in 2008, € 604 million in 2009, € 502 million in 2010, € 481 million in 2011, € 372 million in 2012, € 340 million in 2013, € 294 million in 2014, € 25 million in 2015 and € 23 million in 2016.

The preliminary allocation of the purchase price for the Lucent transaction under U.S. GAAP is as follows :

The cost of the business combination is detailed in the following table :

Number of Lucent common shares outstanding as of November 30, 2006	4,498,666,060
Exchange ratio per share (1,952 Alcatel-Lucent ordinary shares exchanged for 10,000 Lucent ordinary shares tendered)	0.1952
Total number of Alcatel-Lucent ordinary shares issued	878,139,615
Multiplied by Alcatel-Lucent’s stock price (in US$) as of the announcement date	15.86
Fair value of Alcatel-Lucent ordinary shares issued (in millions of US$)	13,927
Fair value of outstanding Lucent’s warrants	125
Fair value of outstanding Lucent’s stock-options and similar equity awards	291
Transaction costs (in millions of US$)	53
Cost of the business combination (in millions of US$)	14,396

	Lucent’s carrying amount	Fair value	Useful lives
(In millions of US$ except useful lives expressed in number of years)
Cash and cash equivalents and marketable securities	3,715	3,715	-
Property, plant and equipment	1,215	1,558	1-40 years
Goodwill	514	-
Acquired technologies	352	3,614	5-10 years
In process research & development	-	581	5-7 years
Customer relationships – long term	-	1,239	5-8 years
Customer relationships – short term (backlog)	-	260	13 months
Trade names	-	661	Indefinite
Inventories	839	1,399	(1)
Trade and other receivables	1,003	1,003	-
Payables and advanced billings	(1,428)	(1,414)	-
Pensions, retirement indemnities and other post-retirement benefits	150	172	-
Bonds and notes issued	(5,129)	(5,096)	-
Provisions	(1,254)	(1,234)	-
Deferred taxes	121	(2,558)	-
Deferred compensation (unvested outstanding stock options)	-	75
Other assets and liabilities	187	399	-
Net assets acquired	285	4,374	-

__________

(1) Estimated liquidation period of the inventory step-up is 6 months.

Determination of the goodwill:

Amount
(In millions of US$)
Cost of the business combination (A)	14,396
Net assets acquired (B)	4,374
Goodwill (A) – (B)	10,022

(2)Stock-based compensation (SFAS 123 and SFAS 148)

The following information is disclosed according to the Statement of Financial Accounting Standard No. 123R Accounting for Stock-Based Compensation (“SFAS 123R”) and are provided as a supplement to the IFRS disclosures provided in Note 6.

The following table summarizes the classification of stock-based compensation expense under SFAS 123R:

Six months ended June 30, 2007
Cost of sales	12
Administrative and selling expenses	14
Research and development costs	29
Total	55

As of June 30, 2007, € 168 million of unrecognized compensation cost related to unvested awards is expected to be recognized over a weighted-average period of 3.4 years.

The following table summarizes Alcatel-Lucent’s stock option activity:

	Number of options	Weighted average exercise price per share
Outstanding at December 31, 2006	192,759,306	€28.89
Granted	40,283,005	€9.10
Exercised	(5,544,514)	€6.63
Forfeited/Expired	(8,831,978)	€24.16
Outstanding at June 30, 2007	218,665,819	€26.09
Of which could be exercised	144,156,981	€34.33

The weighted average remaining term for stock options outstanding and exercisable was 4.4 years and 3.1 years, respectively, as of June 30, 2007. The aggregate intrinsic value for stock options outstanding and exercisable was € 187 million and € 126 million, respectively, as of June 30, 2007.

Proceeds received from the exercise of stock options were € 38 million and € 17 million during the six months ended June 30, 2007 and June 30, 2006 respectively. The intrinsic value related to the exercise of stock options was € 20 million and € 17 million during the six months ended June 30, 2007 and June 30, 2006, respectively.

The following table summarizes restrictive stock units (RSU):

	RESTRICTIVE STOCK units shares	Weighted grant date fair value
Unvested at December 31, 2006	1,662,696	€ 10.16
Granted	-	-
Vested	(39,597)	€ 10.16
Forfeited	(61,916)	€ 10.16
Unvested at June 30, 2007	1,561,183	€ 10.16

As indicated in the merger agreement with Lucent, unvested RSUs granted under Lucent's compensation or benefit plans were converted into Alcatel-Lucent RSUs based on the exchange rate under the merger agreement. The grant price corresponds to the Alcatel share price at the business combination date.

Since 2004, the fair value of options at grant date has been determined using a binomial method (Cox-Ross-Rubinstein model). This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The fair values at grant date of options granted during the years 2003, 2002 and 1999 have been estimated using the Black Scholes model and a stochastic model for 2000 and 2001. The following table summarizes assumptions used to compute fair value of historical Alcatel stock option grants until December 1, 2006 and Alcatel-Lucent stock option grants for the six months ended June 30, 2007:

	Six months ended June 30,2007	2006	2005	2004	2003	2002	2001	2000	1999

Interest rate	4%	3.5%	3.50%	3.91%	3.62%	3.80%	5%	5%	6%(a)
Expected life	3-8 years	3-8 years	3-8 years	3-8 years	3-8 years	3-8 years	3-9 years	5-10 years	5 years
Expected volatility	33%	32%	40%	40%	60%	60%	(c)	(b)	39%
Expected dividends	0.8%	1%	(e)	(d)	1%	1%	1%	1%	1%

____________

(a)USD rates, concern mainly U.S. plans.

(b)73% for historical Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(c)50% for historical Alcatel Class O shares, 46% for Class A shares, 46% for ADS.

(d)0% in 2004 and 2005, 1% for later years.

(e)0% in 2005, 1% for later years.

Pursuant to the resolution adopted by the Shareholders’ Meeting of April 17, 2003, the historical Alcatel O shares were converted into historical Alcatel ordinary shares

The models used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.

(3) Pension on post-retirement benefits (FAS 132R)

The following table summarizes the components of the pension and post-retirement benefits:

	Pension benefits	Post-retirement benefits
	(In millions of euro)
Service cost	(80)	(2)
Interest cost	(666)	(115)
Expected return on plan assets	1,014	22
Amortization of actuarial gains	11	(3)
Amortization of prior service cost	(1)	1
Restructuring effect	4	-
Net pension credit and post-retirement expense	282	(97)

(4)Restructuring (SFAS 146)

Under IFRS, as disclosed in note 1(l), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the balance sheet date, resulting in an obligating event of the Group to third parties. Differences between accounting principles followed by Alcatel-Lucent (i.e. IFRS) and U.S. GAAP concerning restructuring are disclosed in note 23d of this document.

The impact of this U.S. GAAP adjustment for the periods ended June 30, 2007 and December 31, 2006, is as follows:

2007	December 31, 2006	Current period expense	Utilization	Cumulative translation adjustment sand others	June 30, 2007
	(in millions of euros)
IFRS reserve	413	512	(185)	(31)	709
Curtailment and write-off of assets	-	(6)	-	6	-
Lease obligations and other direct costs	(2)	(9)	-	-	(11)
Other monetary costs reclassified in cost of sales	-	(86)	-	86	-
Termination costs in excess of legal obligation	(3)	(157)	-	-	(160)
Total U.S. GAAP adjustment	(5)	(258)	-	92	(171)
U.S. GAAP restructuring reserve	408	254(1)	(185)	61	538
Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	347	245	(174)	69	487

__________

(1) For the first half of 2007, total restructuring costs according to US GAAP were € 254 million, representing an asset impairment loss of € 8 million and € 246 million of new restructuring plans and adjustments to previous plans.

The current period expense recorded includes the following major actions:

Six months ended June 30, 2007
(in millions of euros)
— Termination costs and other monetary costs at Lucent	66
— Termination costs and other monetary costs in Belgium	60
— Termination costs in Italy	40
— Other plans in the world	80
Total	246

The reserve at the end of June 2007 is analyzed below:

June 30, 2007
(in millions of euros)
Employee termination benefits	179
Other costs	359
Total	538

The remaining € 179 million reserve for employee termination benefits at June 30, 2007 includes 2,163 employees representing:

Number of employees
— Termination costs in Alcatel Lucent France	416
— Downsizing of Submarine Networks Division	57
— Termination costs in Italy	241
— Termination costs in other European units (UK, Belgium, Portugal, Scandinavia, Spain, Austria)	467
— Termination costs in Germany	70
— Termination costs in China	84
— Closure of Illkirch industrial activity	33
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	633
— Other plans in the world	162
Total	2,163

SFAS 146 disclosure related to plans initiated after December 31, 2002:

The evolution of the restructuring reserve under U.S. GAAP during the six month period ended June 30, 2007 for the plans initiated after December 31, 2002, is as follows:

	December 31, 2006	Charged to expense	Costs paidor settled (utilization)	CTA and other	June 30, 2007
	(In millions of euro)
Alcatel Lucent France	159	10	(28)	57	198
Submarine Networks Division	15	(4)	(3)	-	8
Italy	-	40	(3)	2	39
Belgium	4	60	(14)	4	54
Germany	29	(1)	(10)	-	18
Alcatel Lucent USA	13	14	(12)	-	15
Lucent	86	66	(58)	(2)	92
Headquarters	9	4	(8)	-	5
Alcatel Lucent Entreprise (Illkirch, France)	7	1	(2)	-	6
Other (no individual amount higher than €50 million)	25	55	(36)	8	52
Total	347	245	(174)	69	487
Of which:
Termination benefits	112	147	(110)	4	153
Contract terminations	90	73	(35)	2	130
Other associated costs	145	24	(28)	63	204

The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

Plans initiated in 2007	Totalamoun texpected	Amountincurred in thefirst six months of 2007	Cumulativeamountincurred as of June 30, 2007
	(In millions of euro)
Termination benefits	165	150	150
Contract terminations	83	76	76
Other associated costs	19	19	19
Total	267	245	245
Of which:
Carrier Group	112	105	105
Enterprise Group	1	1	1
Services Group	6	3	3
Other	148	136	136

The major exit activity initiated during the first six months of 2007 is the following:

Belgium	Total amount expected	Amountincurred in the first six months of 2007	Cumulative amount in curred as of June 30, 2007
	(In millions of euro)
Termination benefits	11	8	8
Contract terminations	52	52	52
Other associated costs	-	-	-
Total	63	60	60
Of which:
Carrier Group	57	57	57
Enterprise Group	-	-	-
Services Group	2	1	1
Other	4	3	3

Lucent	Totalamount expected	Amountincurred in the first six months of 2007	Cumulative amount in curred as of June 30, 2007
	(In millions of euro)
Termination benefits	52	51	51
Contract terminations	8	8	8
Other associated costs	7	7	7
Total	67	66	66
Of which:
Carrier Group	-	-	-
Enterprise Group	-	-	-
Services Group	-	-	-
Other	67	66	66

Italy	Total amount expected	Amountincurred in the first six months of 2007	Cumulative amount incurred as of June 30, 2007
	(In millions of euro)
Termination benefits	40	40	40
Contract terminations	-	-	-
Other associated costs	-	-	-
Total	40	40	40
Of which:
Carrier Group	40	40	40
Enterprise Group	-	-	-
Services Group	-	-	-
Other	-	-	-

Plans initiated in 2006	Total amount expected	Amount incurred in 2006	Amountincurred inthe first six months of 2007	Cumulative amount incurred as of June 30, 2007
	(In millions of euro)
Termination benefits	101	100	-	100
Contract terminations	23	23	5	28
Other associated costs	171	31	-	31
Total	295	154	5	159
Of which:
Carrier Group	145	11	5	16
Enterprise Group	4	4	-	4
Services Group	1	1	-	1
Other	145	138	-	138

The major exit activities initiated during 2006 is the following:

•Alcatel Lucent Germany (historical SEL)

Beginning 2006, an additional restructuring plan was launched (based on voluntary departures), to enable former SEL  to remain competitive in reducing its cost base. Traditional switching business continued to decline, which imposed a reduction of the workforce in the fixed segment as well as in operations and general administration.

	Totalamount expected	Amount incurred in 2006	Amount incurred in the first six months of 2007	Cumulative amount incurred as of June 30, 2007
	(In millions of euro)
Termination benefits	42	42	-	42
Contract terminations	2	2	-	2
Other associated costs	-	-	-	-
Total	44	44	-	44
Of which:
Carrier Group	-	-	-	-
Enterprise Group	-	-	-	-
Services Group	-	-	-	-
Other	44	44	-	44

Plans initiated in 2005	Total amount expected	Amount incurred in 2005	Amount incurred in2006	Amount incurred in the first six months of 2007	Cumulative amount incurred as ofJune 30, 2007
	(In millions of euros)
Termination benefits	94	88	2	-	90
Contract terminations	9	9	1	-	10
Other associated costs	1	1	9	-	10
Total	104	98	12	-	110
Of which:
Carrier Group	16	19	32	-	51
Enterprise Group	14	9	-	-	9
Services Group	-	-	2	-	2
Other	74	70	(22)	-	48

In 2005, there is no plan exceeding € 20 million individually. The major actions were taken in Spain, Italy and France (mainly in the space activities).

Plans initiated in 2004	Total amount expected	Amount incurred in 2004	Amount incurred in 2005	Amount incurred in 2006	Amount incurred in the first six months of 2007	Cumulative amount incurred as of June 30, 2007
	(In millions of euros)
Termination benefits	82	74	5	2	-	81
Contract terminations	11	32	(1)	-	1	32
Other associated costs	24	5	(1)	-	-	4
Total	117	111	3	2	1	117
Of which:
Carrier Group	36	32	5	-	-	37
Enterprise Group	6	7	1	-	1	9
Services Group	2	2	1	-	-	3
Other	73	70	(4)	2	-	68

No major exit activities initiated during 2004.

(5) FIN45 Disclosure

The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the consolidated financial statements.

Through our normal course of business, we have entered into guarantees and indemnifications which mainly arose from the following situations:

•

Business sale agreements

•

Intellectual property indemnification obligations

•

Lease agreements

•

Third-party debt agreements

•

Indemnification of lenders and agents under our credit and support facilities and security arrangements

•

Indemnification of counterparties in receivables securitization transactions

•

Other indemnification agreements

Guarantees and indemnification agreements are mainly:

—“debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;

—and “other contingent commitments”.

Regarding business sale agreements, the Group is unable to reasonably estimate the maximum amount that could be payable under these arrangements because the exposures are not capped and because of the conditional nature of the Group’s obligations and the unique facts and circumstances involved in each agreement.

The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

Change of product warranty reserve during the first six months of 2007:

June 30, 2007
(in millions of euros)
As of January 1, 2007	425
Additional reserves	92
Utilization	(91)
Changes in estimates of pre-existing reserves	(27)
Change in consolidated companies	-
Cumulative translation adjustments and other changes	5
As of June 30, 2007	404

Disclosures related to guarantees given are set forth in note 21.

(6) FIN48 Disclosure

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109  ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods, and thus requires increased disclosures.

We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recorded no change in retained earnings.  The total amount of unrecognized tax benefits at January 1, 2007 was € 444 million. Of this total, € 117 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rate. The remaining unrecognized tax benefits of € 327 million, representing incremental tax loss carry forwards, will not affect our effective tax rate if recognized because a full valuation allowance would be required for such tax loss carryforwards.

Effective with the adoption of FIN 48, we have elected to recognize accrued interest related to unrecognized tax benefits within financial income/expense and tax-related penalties within the tax charge on our consolidated statement of income. As of January 1, 2007, we had recorded liabilities of approximately € 10 million and € 2 million for the payment of interest and penalties, respectively.

We anticipate settlement of certain tax matters that are currently or shortly to be in litigation with the tax authorities within the next twelve months. The final resolution remains uncertain, but at this stage we do not expect resolution of these matters to have a material impact to the financial statements.

In the period January 1 to June 30, 2007, unrecognized tax benefits were reduced by € 32 million as a result of the successful closure of certain audits by tax authorities.  There is no impact on the financial statements because the unrecognized tax benefits concerned are related to the use of tax losses carried forward for which a full valuation allowance is carried against the deferred tax asset.

Examinations by national income tax authorities have been completed through 31 December 2003 in France, through 31 December 1998 for the former Alcatel companies in the United States, and through 30 September 2006 for the former Lucent companies in the United States.

(7) Recently issued U.S. accounting standards

In September 2006, the FASB issued FASB Statement No. 157 Fair Value Measurements (“SFAS 157”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Alcatel-Lucent is currently evaluating the impact SFAS 157 will have on its financial position or results of operations.

In February 2007, the FASB issued FASB Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (on an instrument by instrument basis) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. Alcatel-Lucent is currently evaluating the impact SFAS 159 will have on its financial position or results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on Alcatel-Lucent’s present or future consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: October 1, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer